Form 20-F
period 2001-12-31
HQI TRANSELEC CHILE S A
filed 2002-06-28
CIK 1145389

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2002
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)
[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

     or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001;

     or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ______________ to_____
     ___________

Commission File No. 02583848

                            HQI TRANSELEC CHILE S.A.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                                REPUBLIC OF CHILE
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

               APOQUINDO 3721, PISO 6, LAS CONDES, SANTIAGO, CHILE
               ---------------------------------------------------
                    (Address of principal executive offices)


     Securities registered or to be registered pursuant to Section 12(b) of the
Act: NONE.

     Securities registered or to be registered pursuant to Section 12(g) of the
Act: NONE.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
--------------------------------       -----------------------------------------
$465,000,000 7-7/8% Senior Notes               Luxembourg Stock Exchange
           due 2011

     HQI Transelec Chile S.A. had 1,000,000 shares of no par value common stock outstanding as of December 31, 2001.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [ ]                Item 18 [X]

================================================================================

                            HQI TRANSELEC CHILE S.A.

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                                TABLE OF CONTENTS


Factors Affecting Forward-Looking Statements................................. ii

   Item 1.      Identity of Directors, Senior Management and Advisers........  1
   Item 2.      Offer Statistics and Expected Timetable......................  1
   Item 3.      Key Information..............................................  1
   Item 4.      Information on the Company...................................  9
   Item 5.      Operating and Financial Review and Prospects................. 23
   Item 6.      Directors, Senior Management and Employees................... 30
   Item 7.      Major Shareholders and Related Party Transactions............ 34
   Item 8.      Financial Information........................................ 35
   Item 9.      The Offer and Listing........................................ 35
   Item 10.     Additional Information....................................... 36
   Item 11.     Quantitative and Qualitative Disclosures About Market Risk... 44
   Item 12.     Description of Securities Other than Equity Securities....... 45

PART II...................................................................... 45

   Item 13.     Defaults, Dividend Arrearages and Delinquencies.............. 45
   Item 14.     Material Modification to the Rights of Security Holders
                and Use of Proceeds.......................................... 45
   Item 15.     [Reserved]................................................... 45
   Item 16.     [Reserved]................................................... 45

PART III..................................................................... 46

   Item 17.     Financial Statements......................................... 46
   Item 18.     Financial Statements......................................... 46
   Item 19.     Exhibits..................................................... 46

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the captions "Item 3.D. -- Key Information -- Risk factors," "Item 4.B. -- Information on the Company -- Business overview" and "Item 5. -- Operating and Financial Review and Prospects" relating to our current expectations, intentions and projections about future events affecting our business. These statements include, but are not limited to:

     o    trends affecting our financial condition or results of operation,

     o any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions, and

     o other statements contained in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to:

     o our ability to implement our capital expenditure plan, including our ability to arrange financing when required,

     o political, economic, regulatory and demographic developments in Chile where we conduct all of our business, and

     o the factors set forth under "Item 3.D. -- Key Information -- Risk factors" beginning on page 6 of this annual report.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

     WHEN USED IN THIS ANNUAL REPORT, THE TERMS "HQI TRANSELEC," "THE COMPANY, "WE," "OUR," AND "US" REFER TO HQI TRANSELEC CHILE S.A.


ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

             Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

             Not applicable.

ITEM 3.      KEY INFORMATION

PRESENTATION OF FINANCIAL INFORMATION

     We maintain our books and records in Chilean pesos, the official currency of Chile, and prepare our financial statements in constant Chilean pesos in conformity with Chilean GAAP. Chilean GAAP differs in certain important respects from U.S. GAAP. See note 25 to our financial statements for the three years ended December 31, 2001 contained in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001 and 1999 and for the periods from January 1 to October 22, 2000 and from October 23, 2000 to December 31, 2000 and total shareholders' equity at December 31, 1999, 2000 and 2001. The combined financial statements at December 31, 1999 included in this annual report have been audited by Deloitte & Touche. The combined financial statements for the period from January 1, 2000 to October 22, 2000 and the consolidated financial statements as of December 31, 2000, and for the period from October 23, 2000 to December 31, 2000, and the financial statements at December 31, 2001 included in this annual report have been audited by PricewaterhouseCoopers.

     Our financial statements for the three years ended December 31, 2001 are expressed in constant Chilean pesos of December 31, 2001. See note 3(c)(i) to our financial statements for the three years ended December 31, 2001. For Chilean accounting purposes, inflation adjustments are calculated based upon a one-month lag convention using an inflation adjustment factor based on the consumer price index or CPI (INDICE DE PRECIOS AL CONSUMIDOR). The CPI is published by Chile's National Institute of Statistics (INSTITUTO NACIONAL DE ESTADISTICAS).

     We are a wholly-owned subsidiary of Hydro-Quebec. We had no significant operations until we acquired on October 23, 2000 Compania Nacional de Transmision Electrica S.A., or Transelec, and through Transelec, most of the remaining transmission assets from Empresa Nacional de Electricidad S.A., or Endesa. The remaining transmission assets are referred to in this annual report as the injected assets, and together with Transelec, as the transmission business. The combined financial statements as of December 31, 1999, and for the period from January 1, 2000 to October 22, 2000 represent the transmission business and include the historical financial statements of Transelec and the injected assets acquired from Endesa on a carve-out basis. The consolidated financial statements as of December 31, 2000, and for the period from October 23, 2000 to December 31, 2000 and the financial statements at December 31, 2001 (to the extent relevant) include our accounts as HQI Transelec and our subsidiary, Transelec. On January 18, 2001, HQI Transelec absorbed Transelec, which ceased to exist from that date.

     As a consequence of our acquisition of the transmission business, the financial statements of the transmission business for periods prior to October 23, 2000 prepared in accordance with Chilean GAAP are not fully comparable to the financial statements of HQI Transelec. The more significant differences relate to the amortization of goodwill, higher interest expense related to the inter-company debt, greater exposure to exchange rate fluctuations and the increased depreciation related to our higher basis in the assets acquired from Endesa. See note 2 to our financial statements for the three years ended December 31, 2001 and "Item 5.A. -- Operating and Financial Review and Prospects -- Overview."

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by the Central Bank of Chile, referred to in this annual report as the Central Bank, for December 31, 2001, which was Ch$654.79 per US$1.00. See " -- Selected financial data -- Exchange rates." The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. We make no representation that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, at this rate or at any other rate.

     Unless otherwise specified, references herein to "U.S. dollars," "dollars," "$" or "US$" are to United States dollars, references herein to "pesos" or "Ch$" are to Chilean pesos, the legal currency of Chile, and references to "UF" are to UNIDADES DE FOMENTO. The UNIDAD DE FOMENTO is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month's inflation rate. For December 31, 2001, 1 UF was equal to Ch$16,262.66. The U.S. dollar equivalent of 1 UF was US$24.84 for December 31, 2001 using the observed exchange rate.

3.A. SELECTED FINANCIAL DATA

     The following tables present our summary financial and operating information at the dates and for each of the periods indicated. You should read the following information together with the financial statements for the three years ended December 31, 2001, including the notes thereto and "Item 5. -- Operating and Financial Review and Prospects" included elsewhere in this annual report.

     The financial statements are prepared in accordance with Chilean GAAP, which differ in certain important respects from U.S. GAAP. Note 25 to the financial statements for the three years ended December 31, 2001 provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated. Financial data for each of the three years ended December 31, 1998, 1999 and 2001 and for the period from January 1, 2000 to October 22, 2000 and as of December 31, 2000 and for the period from October 23, 2000 to December 31, 2000 in the following tables has been presented in constant Chilean pesos of December 31, 2001. Selected financial data has not been provided as of and for the year ended December 31, 1997, as such data cannot be provided without unreasonable effort or expense.

     This annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate for December 31, 2001. The observed exchange rate reported by the Central Bank for December 31, 2001 was Ch$654.79 per $1.00. We make no representation that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S. dollars or Chilean pesos, at this rate or at any other rate.


                                                                          HQI TRANSELEC
                                TRANSMISSION BUSINESS (COMBINED)          (CONSOLIDATED)              HQI TRANSELEC
                         ----------------------------------------------   --------------  ------------------------------------
                         AS OF AND FOR THE YEAR ENDED    AS OF AND FOR THE PERIODS FROM      AS OF AND FOR THE PERIODS FROM
                         -----------------------------  --------------------------------  ------------------------------------
                                                                           OCTOBER 23,
                                                         JANUARY 1, 2000     2000 TO
                         DECEMBER 31,      DECEMBER 31,     TO OCTOBER      DECEMBER 31,    DECEMBER 31,       DECEMBER 31,
                             1998             1999           22, 2000           2000            2001               2001
                         -------------    -------------    -------------   -------------   -------------      -------------
                                      (IN THOUSANDS OF CONSTANT CH$ OF DECEMBER 31, 2001)                (IN THOUSANDS OF $)(1)
STATEMENT OF
INCOME  DATA:
CHILEAN GAAP:
OPERATING RESULTS:
   Net Sales:
     Tolls and
       transmission
       charges.........  Ch$80,172,107    Ch$75,941,295    Ch$66,331,710   Ch$16,865,789   Ch$88,249,018        $134,775
     Other services....      7,679,668        8,569,774        2,255,179         642,813       1,709,962           2,611
                         -------------    -------------    -------------   -------------   -------------        --------
       Total...........     87,851,775       84,511,069       68,586,889      17,508,602      89,958,980         137,386
                         -------------    -------------    -------------   -------------   -------------        --------


   Cost of Sales:
     Tolls and
       transmission
       charges.........    (27,412,228)     (10,578,060)      (7,154,945)     (1,594,497)     (8,305,128)        (12,683)

     Other services....     (4,546,870)      (4,632,230)        (466,011)       (261,874)       (256,649)           (392)
     Depreciation and
       amortization of
       intangibles(2)..    (12,604,430)     (18,878,002)     (19,080,703)     (3,874,752)    (15,552,918)        (23,753)
                         -------------    -------------    -------------   -------------   -------------        --------
       Total...........    (44,563,528)     (34,088,292)     (26,701,659)     (5,731,123)    (24,114,695)        (36,828)
                         -------------    -------------    -------------   -------------   -------------        --------

     Gross margin......     43,288,247       50,422,777       41,885,230      11,777,479      65,844,285         100,558
     Selling and
       administrative
       expenses........     (2,389,549)      (1,868,935)      (1,640,946)       (240,227)     (2,593,947)         (3,961)
                         -------------    -------------    -------------   -------------   -------------        --------

     Operating income..     40,898,698       48,553,842       40,244,284      11,537,252      63,250,338          96,596

NON-OPERATING RESULTS:
     Interest income...      2,379,195        1,784,712        2,711,136         419,274       6,967,702          10,641
     Non-operating
       income(3).......        550,369        2,528,878        2,567,258          25,927         272,219             416
     Amortization of
       goodwill........             --               --               --      (1,209,826)     (5,436,668)         (8,303)

     Interest expense..    (15,583,419)     (21,455,607)     (19,615,965)     (5,712,852)    (35,731,518)        (54,569)
     Non-operating
       expenses(4).....       (649,628)      (3,731,663)        (685,234)       (131,515)       (871,408)         (1,331)
     Price-level
       restatements....     (1,574,043)      (8,379,196)      (6,449,038)       (951,048)    (32,894,546)        (50,237)
                         -------------    -------------    -------------   -------------   -------------        --------
       Non-operating
       Results:........    (14,877,526)     (29,252,876)     (21,471,843)     (7,560,040)    (67,694,219)       (103,383)
INCOME BEFORE
   MINORITY INTEREST
   AND INCOME TAXES....     26,021,172       19,300,966       18,772,441       3,977,212      (4,443,881)         (6,787)

MINORITY INTEREST......             --               --               --            (405)             --              --

INCOME TAXES(5)........     (3,036,719)      (2,501,663)      (2,775,220)       (699,547)       (745,329)         (1,138)
                         -------------    -------------    -------------   -------------   -------------        --------

NET INCOME.............  Ch$22,984,453    Ch$16,799,303    Ch$15,997,221    Ch$3,277,260   Ch$(5,189,210)        $(7,925)
                         =============    =============    =============   =============   =============        ========

U.S. GAAP

     Net Income                    N/A    Ch$18,969,486    Ch$16,224,312    Ch$2,309,644   Ch$(1,599,730)        $(2,443)
                         =============    =============    =============   =============   =============        ========


                                                                          HQI TRANSELEC
                                TRANSMISSION BUSINESS (COMBINED)          (CONSOLIDATED)              HQI TRANSELEC
                         ----------------------------------------------   --------------  ------------------------------------
                         AS OF AND FOR THE YEAR ENDED    AS OF AND FOR THE PERIODS FROM      AS OF AND FOR THE PERIODS FROM
                         -----------------------------  --------------------------------  ------------------------------------
                                                                           OCTOBER 23,
                                                         JANUARY 1, 2000     2000 TO
                         DECEMBER 31,      DECEMBER 31,      TO OCTOBER     DECEMBER 31,    DECEMBER 31,       DECEMBER 31,
                             1998              1999           22, 2000           2000            2001               2001
                         -------------    -------------    -------------   -------------   -------------      -------------
                                      (IN THOUSANDS OF CONSTANT CH$ OF DECEMBER 31, 2001)                (IN THOUSANDS OF $)(1)
BALANCE SHEET DATA:
Chilean GAAP:
     Total assets...... Ch$483,902,782   Ch$502,476,734              N/A   Ch$655,823,708   Ch$803,363,180      $1,226,902
     Short-term
       borrowings......             --       23,701,189              N/A               --               --              --
     Shareholders'
       equity.........     198,249,124      193,880,753              N/A      323,032,086      317,842,876         485,412

U.S. GAAP:
     Total assets......            N/A      472,307,047              N/A      674,401,931      719,166,082       1,098,316
     Shareholders'
       equity.........             N/A      161,221,684              N/A      322,310,190      245,501,661         374,932

OTHER FINANCIAL DATA:
     EBITDA Chilean
       GAAP(6).........     53,403,870       66,229,058       61,207,011       15,306,415       78,174,067         119,388
     EBITDA U.S.
       GAAP(6)........             N/A       67,620,485       60,706,222       15,335,859       78,323,348         119,616

CASH FLOW DATA:
CHILEAN GAAP:
     Total cash flow
       arising from
       operating
       activities......     22,721,245       55,358,850       31,226,845        4,843,793       53,178,881          81,215
     Total cash flow
       arising from
       financing
       activities......    (12,685,194)     (22,963,678)     (64,611,886)          31,912       89,798,945         137,142
     Total cash flow
       arising from
       investing
       activities......    (10,077,453)     (32,058,520)      33,415,380     (321,494,166)     (77,216,295)       (117,925)


                  [Remainder of page intentionally left blank.]

-----------------------

(1) Chilean peso amounts have been translated into U.S. dollars solely for your convenience at the rate of Ch$654.79 per $1.00, the observed exchange rate for December 31, 2001.

(2) During the period from January l, 2000 to October 22, 2000, the transmission business made a review of the asset values related to the injected assets. For certain fully depreciated assets the residual values were adjusted to one peso. The effect of this change in estimate was to increase depreciation expense for the period by Ch$1,834,184 thousand.

(3) During the period from January 1, 2000 to October 22, 2000 non-operating income included Ch$2,429,575 thousand primarily attributable to the recognition in income of the final settlement negotiated with Endesa related to amounts due for basic tolls for prior periods. In 1999 we also recognized Ch$2,150,054 thousand for the effect of a partial settlement with Pehuenche for amounts due in prior years.

(4) Due to a significant decrease in the fair value of certain assets, the transmission business performed a review of property, plant and equipment during the year ended December 31, 1999 and recorded an impairment provision of Ch$2,903,739 thousand.

(5) Effective January 1, 2000 we adopted Technical Bulletin No. 60, and we began recognizing the effects of deferred income taxes for temporary differences, whether recurring or not, using an asset and liability approach. This change resulted in a net charge (credit) to income for the period from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000 of Ch$3,478,823 thousand and Ch$(258,889) thousand, respectively. See note 4 to our financial statements for the three years ended December 31, 2001.

(6) EBITDA is calculated by adding interest expense, depreciation and amortization of goodwill to, and subtracting price-level restatements and interest income from, income before minority interest and income taxes. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a Chilean GAAP- or U.S. GAAP-based measure of liquidity or performance. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash flow as a measure of liquidity.

EXCHANGE RATES

     Chile's LEY ORGANICA CONSTITUCIONAL DEL BANCO CENTRAL DE CHILE, or the Central Bank Act, enacted in 1989, liberalized the ability to buy and sell foreign exchange. Prior to 1989, the law only authorized the purchase and sale of foreign currency in those cases explicitly authorized by the Central Bank. Currently, purchase and sale of foreign currency is conducted on a free market basis.

     The Central Bank Act provides that the Central Bank may determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by the banks and other entities so authorized by the Central Bank. All payments with respect to the notes currently are required to be made through the Formal Exchange Market using currency purchased either in the Formal Exchange Market or the Informal Exchange Market.

     For purposes of determining the exchange rate of certain limited operations, the Central Bank of Chile sets a reference exchange rate (DOLAR ACUERDO), taking into account internal and external inflation and reflecting variation in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the euro. The daily observed exchange rate (DOLAR OBSERVADO) for a given date is the average exchange rate of transactions in the Formal Exchange Market on the previous day, as certified by the Central Bank on the next succeeding business day. The Central Bank is authorized to carry out its transactions at rates defined by the Central Bank. Generally, however, the Central Bank carries out its transactions at the spot rate. Authorized transactions by banks are generally carried out at the spot rate, which usually fluctuates within a range above or below the reference exchange rate.

     Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Informal Exchange Market, which is a recognized currency market in Chile. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market such as certain foreign exchange houses, travel agencies and others. There are no limits imposed on the extent to which the informal exchange rate can fluctuate above or below the observed exchange rate. Since 1993, the observed exchange rate and the informal rate exchange rate have typically been within 1% of each other.

     The following tables set forth, for the periods and dates indicated, certain information concerning the observed exchange rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On June 26, 2002, the observed exchange rate was Ch$694.63 per US$1.00.

                                                    OBSERVED EXCHANGE RATES (1)
                                                    ---------------------------
YEAR                                                        AVERAGE (2)
----                                                        -----------
                                                           (Ch$ per US$)
1997................................................          419.31
1998................................................          460.29
1999................................................          508.78
2000................................................          538.87
2001................................................          637.57


                                                         OBSERVED EXCHANGE
                                                              RATES (1)
                                                    ---------------------------
MONTH                                                LOW (3)           HIGH (3)
-----                                               ---------         ----------
                                                           (Ch$ per US$)
December 2001.....................................    654.79            682.11
January 2002......................................    648.69            683.11
February 2002.....................................    671.86            688.98
March 2002........................................    655.44            670.67
April 2002........................................    641.75            662.78
May 2002..........................................    650.31            656.39

-----------------
SOURCE:  CENTRAL BANK OF CHILE


(1) Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2) Reflects the average rate for each period calculated by using the average of the exchange rates on the last day of each month during the period.

(3) Exchange rates are the actual high and low, on a day-by-day basis, for each period.

3.B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable

3.D. RISK FACTORS

     THIS SECTION IS INTENDED TO BE A SUMMARY OF MORE DETAILED DISCUSSIONS CONTAINED ELSEWHERE IN THIS ANNUAL REPORT. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS MAY IMPAIR OUR BUSINESS OPERATIONS. OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED IF ANY OF THESE RISKS MATERIALIZES.

RISKS RELATING TO HQI TRANSELEC AND THE CHILEAN TRANSMISSION INDUSTRY

     WE MAY BE ADVERSELY AFFECTED BY THE APPLICATION AND INTERPRETATION OF REGULATIONS THAT COULD AFFECT OUR REVENUES.

     We are subject to regulation of our rates and other aspects of our business in Chile. We recover our investment in transmission assets through tolls which are charged to generating companies. We determine these tolls according to guidelines stated in the Chilean Electricity Law, which is designed to provide a real rate of return. See "Item 4.B. -- Information on the Company -- Business overview -- Customers, Revenues and Analysis of Charges." The resulting compensation for our existing assets is not fixed and could be subject to a decrease due to substantial technological developments or other causes. If the replacement value of our transmission assets decreases substantially, tolls get diminished, so we may not be able to recoup totally our past investment cost. We cannot assure you that any tolls we receive will provide a rate of return sufficient to allow us to meet our obligations and make planned capital expenditures.

     In 1998 and 1999, we conducted arbitration proceedings with some of our generating customers which resulted in a reduction in the calculation of the replacement value of our transmission assets by approximately 2.5%. In a future arbitration proceeding, an arbitral tribunal may lower the calculation of the replacement value of our transmission assets, thereby lowering our tolls.

     The COMISION NACIONAL DE ENERGIA or CNE, (National Energy Commission), the Chilean regulatory entity that oversees the development of the electricity sector proposed an amendment to the regulatory framework for the transmission business in Chile. As a consequence, on May 6, 2002 the Chilean President filed a draft bill with the CAMARA DE DIPUTADOS or the Chilean House of Representatives, with a proposal to amend the Chilean Electricity Law. The bill needs to be discussed and approved by both houses of the Chilean Congress, among other steps, before becoming a law. Therefore, the final content of the law will remain undetermined until the end of this process, which may take approximately one to three years to complete. See "Item 4.B. -- Information on the Company -- Business overview -- Regulatory framework." We cannot assure you that future developments in the establishment or interpretation of regulations applying to the sector or in the determination of tolls will be resolved in our favor.

     We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments on future projects and obtain regulatory permits. We cannot assure you that any environmental impact assessments will be approved by governmental authorities, that public opposition will not result in delays or modifications to any proposed project, or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or plans. See "Item 4.B. -- Information on the Company -- Business overview -- Regulatory framework."

     WE DERIVE THE MAJORITY OF OUR REVENUES FROM A SINGLE CUSTOMER.

     We have entered into toll agreements with Endesa and its subsidiaries, Empresa Electrica Pangue S.A., or Pangue, Empresa Electrica Pehuenche S.A., or Pehuenche, and Empresa Electrica San Isidro S.A., or San Isidro (collectively referred to in this annual report as the Endesa group), that will account for a significant majority of our future cash flow. Approximately 83.0% of our revenues in 2001 were attributable to the Endesa group. Because we obtain a substantial part of all our revenue from these toll agreements with the Endesa group, we may be materially adversely affected by any material change in the assets, financial condition or results of operations of the Endesa group. These material adverse effects could result from a prolonged drought (reducing hydroelectric production), natural disasters or technological changes affecting the operations of the Endesa group, thereby affecting its ability to pay.

     DELAYS OR HIGHER COSTS IN THE CONSTRUCTION OF NEW TRANSMISSION ASSETS MAY SIGNIFICANTLY AFFECT OUR ABILITY TO RECOVER OUR COSTS FULLY OR MAY RESULT IN DELAY IN RECEIVING TOLLS IN RESPECT OF NEW LINES.

     The success of our program to expand the transmission network will depend on numerous factors, including the cost and availability of financing. The construction of new facilities may be adversely affected by factors commonly associated with construction projects, including delays in obtaining regulatory approvals; shortages or changes in the price of equipment, materials or labor; adverse weather conditions; natural disasters; accidents; unforeseen circumstances and difficulties in obtaining financing at affordable rates. Any of those factors may cause delays in completion of all or part of our capital investment program and may affect our ability to recover our costs fully or may result in delays in receiving tolls in respect of new lines. See "Item 4.B. -Information on the Company -- Business overview -- Investment agreement with Endesa."

     WE FACE OPERATIONAL RISKS IN OUR BUSINESS.

     Our business is subject to operational risks, including forces of nature such as earthquakes, damage to our transmission assets, workers' accidents and failure of our equipment, any of which may have a material adverse effect on our business. We cannot assure you that coverage under our insurance policies or our general resources will be sufficient to cover these risks.

     WE HAVE A LIMITED OPERATING HISTORY AS AN INDEPENDENT COMPANY.

     We have been operating separately from Endesa, our former parent company, only since October 2000. Prior to that time, the transmission business we acquired from Endesa in October 2000 depended on Endesa for certain administrative functions that Endesa had provided under a service agreement. During 2001, we engaged in a transition plan designed to develop our own administrative functions. Although the transition plan has been completed, we have a limited operating history as an independent company for you to evaluate. We cannot assure you that we will continue to achieve the goals set out in the transition plan in an efficient and effective manner in the future.

RISKS RELATING TO CHILE

     EXCHANGE RATE INSTABILITY MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Chilean peso has been subject to devaluations in the past and may be subject to significant fluctuations in the future. A devaluation of the Chilean peso would negatively affect our results of operations by increasing our cost of borrowing since the peso cost of interest payments on our U.S. dollar indebtedness would increase. This increase in the cost of interest payments is reflected in our financial statements as a charge against operating income and may result in a restatement loss. See "Item 3.A. -- Key Information -- Selected financial data -- Exchange rates" and "Item 5.A. -- Operating and Financial Review and Prospects -- Operating results -- Price-level restatements."

     EXCHANGE CONTROL REGULATIONS MAY LIMIT OR HINDER OUR ABILITY TO PURCHASE U.S. DOLLARS TO MAKE PAYMENTS OF PRINCIPAL OR INTEREST ON OUR INDEBTEDNESS DENOMINATED IN U.S. DOLLARS.

     Our 7-7/8% Senior Notes due 2011, referred to herein as the notes, are subject to the requirements of the New Compendium (See "Item 10.D. -- Additional Information -- Exchange controls") which grants the right to make purchases of U.S. dollars in connection with payment obligations on the notes in the Formal Exchange Market without an authorization of the Central Bank. However, we cannot assure you that further Central Bank or New Compendium regulations or legislative changes to the current foreign exchange control regime in Chile will allow us to make payments of principal or interest on the notes when such payments become due and payable.

     THE CORPORATE DISCLOSURE, GOVERNANCE AND ACCOUNTING STANDARDS TO WHICH WE ARE SUBJECT MAY DIFFER FROM THOSE IN THE UNITED STATES.

     Under Chilean law, there is less information required to be disclosed about our business than would be required of public issuers in the United States or other countries, which may result in investors having less information with which to monitor and analyze our business.

     We prepare our financial statements in accordance with Chilean GAAP. These principles differ in significant respects from U.S. GAAP as further discussed in note 25 to our financial statements for the three years ended December 31, 2001 included elsewhere in this annual report. For this and other reasons, the presentation of our financial statements and reported earnings may differ from that of companies in other countries. In addition, we are only required to prepare limited periodic U.S. GAAP information reconciled to Chilean GAAP on an annual basis.

     CHANGES IN CHILE'S ECONOMIC SITUATION MAY AFFECT OUR BUSINESS.

     All of our operations are located in Chile. Our revenues depend on the financial health of our customers, which is sensitive to the overall performance of the Chilean economy. Adverse local, regional or worldwide economic trends that affect the Chilean economy could have a material adverse effect on our financial condition and results of operations. In 2001, the Chilean economy grew at a real rate of approximately 2.8% (according to provisional figures published by the Central Bank) compared to an expansion of 5.4% in 2000. We cannot assure you that further growth will be realized in 2002 or that this growth will continue.

     Our financial condition and results of operations could also be materially affected by changes in economic or other policies of the Chilean government or other political or economic developments in or affecting Chile, as well as regulatory changes or administrative practices, over which we have no control.

     THE MARKET PRICE OF THE NOTES OR ANY OTHER SECURITIES WE MAY ISSUE IN THE FUTURE MAY BE AFFECTED BY ECONOMIC DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES.

     The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. The market value of the notes or any other securities we may issue in the future could be adversely affected by events elsewhere, especially in emerging market countries.

RISKS RELATING TO THE NOTES

     MARKET FOR THE NOTES MAY NOT EXIST.

     Although we have been advised that certain market-makers currently make a market in the notes, they are not obligated to do so, and any such market-making activities may be discontinued at any time without notice. We cannot assure you that a public market for the notes will continue to exist. The market price for our notes may vary depending on many factors, including prevailing interest rates, our operating results, the markets for similar securities and other factors beyond our control, including general economic and market conditions.

ITEM 4.      INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

     HQI Transelec Chile S.A. is a corporation (SOCIEDAD ANONIMA) organized under the laws of Chile. We were incorporated on September 15, 2000. We can trace our history to 1943, when Empresa Nacional de Electricidad S.A., or Endesa, was incorporated for the generation, transmission and distribution of electricity in Chile. In the late 1980s, Endesa completed the development of the Sistema Interconectado Central, referred to in this annual report as the SIC, the main electricity system in Chile, while continuing to operate as a vertically integrated company. Endesa was privatized in 1989 after a series of public offerings.

     Transelec was formed in 1993 as a subsidiary of Endesa in order to develop and operate electricity transmission facilities owned by it and by other companies. In 1993, Transelec entered into a lease agreement with Endesa, under which Endesa assigned to Transelec the operation of most of the transmission lines and substations owned by Endesa. The lease was terminated in May 1998 upon the transfer of certain transmission assets to Transelec by Endesa, and in June 1998 Transelec entered into a capital lease with Endesa for the remaining transmission assets which Transelec operated at the time.

     On October 23, 2000, we acquired Transelec. At the same time, Transelec purchased from Endesa most of Endesa's remaining transmission assets. Our acquisition of Transelec and the remaining assets Transelec acquired involved three simultaneous transactions and two cash payments. The three transactions included (1) acquisition of 100% of all outstanding shares of Transelec (99.99% acquired by us and 0.01% acquired by Inversiones HQI Chile Holding Limitada, our parent company), (2) purchase by Transelec of the remaining assets from Endesa, and (3) extinguishment of the capital lease agreement with Endesa.

     The two cash payments made at closing were (1) $537.3 million by us and Inversiones HQI Chile Holding Limitada for 100% of the shares of Transelec and
(2) $538.6 million by Inversiones HQI Chile Holding Limitada on behalf of Transelec to extinguish inter-company debt between Transelec and Endesa consisting of (a) $213.2 million related to the purchase of the remaining assets, (b) $279.1 million related to the capital lease transaction and (c) $46.4 million related to the remaining net inter-company obligation of Transelec to Endesa.

     On April 16, 2001, we completed the issuance and sale of UF9.2 million (approximately $216.6 million as of June 26, 2002) aggregate principal amount of bonds in Chile. The bonds were issued in two series. The Series A bonds, aggregate principal amount UF6.0 million, will mature in one installment in 2007 and the Series B bonds, aggregate principal amount UF3.2 million, will amortize in 30 installments beginning in 2007 and maturing in 2022. On April 17, 2001, we issued US$465.0 million aggregate principal amount of the notes in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, referred to herein as the Act. On September 5, 2001 we exchanged US$464.875 million aggregate principal amount of notes for notes that had been registered under the Act pursuant to a registration statement on Form F-4, declared effective by the Commission on July 27, 2001. We used the proceeds of the Chilean bond offering and the issuance and sale of the notes to (1) retire an inter-company loan payable to Inversiones HQI Chile Holding Limitada, our parent, amounting to US$538.6 million, including accrued interest, (2) to advance US$169.4 million as an inter-company loan receivable to Inversiones HQI Chile Holding Limitada and (3) to pay the expenses of the offering of the notes and the Chilean bonds.

     The inter-company loan payable to Inversiones HQI Chile Holding Limitada was incurred in connection with our acquisition of the transmission business from Endesa and its subsidiaries and the payment of the purchase price for certain transmission assets. The inter-company loan receivable was made available to Inversiones HQI Chile Holding Limitada in order to repay indebtedness incurred by it to finance the acquisition of the transmission business. The aggregate principal amount of, and accrued interest on, this loan (currently $114.9 million, see "Item 11. -- Quantitative and Qualitative Disclosures About Market Risk") is payable to us upon demand and periodic payments of interest, at an annualized interest rate of 7-7/8%, will be made out of dividends, when and if declared, that we pay to Inversiones HQI Chile Holding Limitada.

     In 2001 we invested $5.7 million updating and maintaining our property, plant and equipment, including $2.5 million on the replacement of our Supervisory Control and Data Acquisition system or SCADA. In addition we spent $10.4 million on projects under our investment agreement with Endesa. See "Item 4.B. -- Information on the Company -- Business overview -- Investment agreement with Endesa."

     Our registered office is located at Apoquindo 3721, Piso 6, Las Condes, Santiago, Chile, and our telephone number is 011-56-2-467-7000. Our agent for service in the United States is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

4.B. BUSINESS OVERVIEW

     AS USED IN THIS ANNUAL REPORT, "KV" MEANS 1,000 VOLTS AND "MVA" MEANS ONE MILLION VOLT AMPERES. REFERENCES TO "MW" ARE TO MEGAWATTS AND REFERENCES TO "GWH" ARE TO GIGAWATT HOURS. ONE MEGAWATT EQUALS ONE MILLION WATTS. ONE GIGAWATT-HOUR MEANS THE GIGAWATTS (EACH GIGAWATT REPRESENTING ONE BILLION WATTS OR ONE THOUSAND MEGAWATTS) OF POWER SUPPLIED OR DEMANDED FOR ONE HOUR.

     GENERAL

     We are the main owner and operator of the principal electricity transmission network in Chile. We have a predominant position in providing transmission services for the SIC, which covers approximately 93.0% of the Chilean population, from Paposo in the north to the island of Chiloe in the south of the country. We also provide additional services, such as maintenance of electricity transmission lines and equipment to electricity generation companies, electricity distribution companies and large industrial companies

     We own the majority of the transmission assets in the SIC. Our transmission lines connect the main generation plants of the SIC to bulk transmission substations from which distribution companies take electricity to be delivered ultimately to final users. The following table provides certain information concerning our transmission system, including the injected assets, as of the dates presented.

                                                                      AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------------
                                                                      1999              2000              2001
                                                                     ------            ------            ------
                                                                           (KILOMETERS OF TRANSMISSION LINES)
500 kV........................................................          498               498               498
220 kV........................................................        4,219             4,401             4,401
154 kV........................................................        1,169             1,169             1,205
110 kV........................................................          532               532               536
66 kV.........................................................          674               674               649
                                                                     ------            ------            ------
Total Kilometers..............................................        7,092             7,274             7,289
Number of substations (1).....................................           58                59                59
Transformer capacity (MVA)....................................        7,960             7,960              8021
Total equivalent interruption time (in minutes) (2)...........          2.9               2.4               4.9
Availability of supply (%) (3)................................       99.991            99.999            99.991

-----------------

(1)  Includes 11 substations owned by third parties, with Transelec equipment.

(2) Total equivalent interruption time (TIEMPO EQUIVALENTE DE INTERRUPCION), or TEI, represents total non-served energy attributable to the transmission business or HQI Transelec measured at transmission delivery points, expressed as equivalent minutes at the peak demand time of the system. Total TEI attributable to us as well as to other factors was 6.4 minutes in 1999, 6.4 minutes in 2000 and 7.2 minutes in 2001.

(3) Availability of supply is the total percentage of hours that our transmission delivery points were continuously supplied.

     THE SIC

     The SIC is the main electricity system in Chile. Approximately 61.0% of the installed generation capacity in the SIC is hydroelectric with the balance being thermal power plants fueled by coal, fuel oil, diesel or natural gas. Approximately 75.4% of the electricity generated in Chile in 2001 was produced in the SIC. The system provides electricity to clients with regulated prices as well as to clients with unregulated prices. Electricity sales in the SIC grew steadily from 1991 to 2001 at an average annual rate of 8.9%.

     At December 31, 2001, the SIC had an installed capacity of approximately 6,759 MW. The peak demand in 2001 reached approximately 4,694 MW and electricity consumption was approximately 30,765 GWh. There are currently 18 electricity generating companies operating within the SIC, although Endesa, Gener and Colbun are the principal electricity generators. Endesa had a 53.7% market share of installed capacity in 2001, Gener had 21.9% and Colbun had 16.2%.

     SYSTEM PERFORMANCE

     We conduct regular assessments of the quality of the services performed by our transmission system using industry indicators such as equivalent interruption time, or TEI, and availability of supply. TEI represents total non-served energy measured at transmission delivery points, expressed as equivalent minutes at the peak demand time of the system. In 2001, our TEI due to causes attributable to us was 4.9 minutes down from 14.0 minutes in 1998. TEI attributable to us are generally caused by equipment failure or human error. Our historical reduction in TEI resulted from our increased efforts in general preventive measures and safety standards which reduce TEI thereby improving reliability. Approximately 32.0% of the total TEI in 2001 resulted from factors outside of our control such as system faults attributable to other electricity companies and forces of nature.

     We have demonstrated a consistently high level of performance in recent years, as measured by our availability of supply. The availability of supply is defined as the total percentage of hours that our transmission delivery points were continuously supplied.

     In 2002, we intend to invest $10.0 million updating and maintaining our plant and equipment. In addition, we intend to spend $5.8 million on projects under our investment agreement with Endesa and $5.0 million on other projects required by the transmission system.

CUSTOMERS, REVENUES AND ANALYSIS OF CHARGES

     CUSTOMERS

     The majority of our clients are electricity generation companies that use our transport and transformer capacity and they pay us basic tolls and additional tolls. We have separate contracts governing our relationship with each of our clients.

     The following table sets forth information regarding our largest customers for the year ended December 31, 2001.


                                                            PERCENTAGE OF OUR
                                                              SALES BY TOTAL
CUSTOMER                                                       REVENUES (%)
--------                                                    -----------------
Endesa group (1)..........................................         83
Colbun....................................................          7
Gener group...............................................          6

                                                            PERCENTAGE OF OUR
                                                              SALES BY TOTAL
CUSTOMER                                                       REVENUES (%)
--------                                                    -----------------
Others....................................................          4
                                                            -----------------
Total.....................................................        100
                                                            =================

-----------------

(1) Endesa (59.0% of our revenues), and its subsidiaries, Pehuenche (15.0% of our revenues), Pangue (8.7% of our revenues) and San Isidro (0.3% of our revenues).

     ENDESA GROUP. Endesa, including Pangue, Pehuenche, San Isidro and its other subsidiaries (collectively referred to as the Endesa group), is the largest electricity generation company in the SIC. The Endesa group owns and operates 19 generation facilities in the SIC, with an aggregate installed capacity at December 31, 2001 of 3,637.6 MW which constitutes approximately 54.8% of the SIC's installed capacity. Approximately 76.7% of the Endesa group's installed capacity in the SIC is hydroelectric, with the remainder thermal electric.

     We have toll agreements of an indefinite duration with the Endesa group that fix the toll amounts that we will charge with respect to each of its power stations until March 2002. These agreements also specify the basis upon which the parties will agree on the specific amounts of the tolls after March 2002. See "Item 5.D. -- Operating and Financial Review and Prospects -- Trend information." These toll agreements authorize a general review of the factors comprising the price formula after January 2006, in the case of the basic toll agreements for our transmission lines, and after October 2012, in the case of the basic toll agreements relating to the lines that introduce electricity from power plants to the transmission system. The contract also contemplates adjustments to take into account changes that result from the enactment of a new electricity law. Most of the additional toll agreements have the same expiration dates as the supply agreements between the generators and their customers.

     GENER GROUP. The Gener group, including Gener S.A., Sociedad Electrica Santiago S.A., Energia Verde S.A., Guacolda S.A. and its other subsidiaries, owns 12 generation facilities in the SIC with an aggregate installed capacity of 1,405.6 MW at December 31, 2001. Approximately 81.0% of the Gener group's installed capacity is thermal electric and 19.0% hydroelectric.

     The amounts of the basic tolls to be charged to the different entities of the Gener group were fixed by an arbitration court in October 1998 for the period ending March 2002. See "Item 5.D. -- Operating and Financial Review and Prospects -- Trend information." We have executed additional toll agreements with the Gener group, which have the same expiration dates as the supply agreements between the Gener group and their customers.

     COLBUN. Colbun is the third largest generation company in the SIC. Controlled by Consorcio Electropacifico, Colbun owns four hydroelectric power plants with an aggregate installed capacity of 728.6 MW and one combined cycle power plant with an installed capacity of 370 MW.

     Pursuant to the decision of an arbitration court in 1999, we have executed basic toll agreements with Colbun S.A. which fix the price of our tolls until different dates for each of Colbun's power plants ranging from August 2001 to October 2003. We have executed additional toll agreements with Colbun, which have the same expiration dates as the supply agreements between Colbun and its customers.

     REVENUES

     Our revenues derive from transmission charges that are intended to be negotiated periodically with the generation companies. If negotiations fail, the contracts are subject to arbitration according to the rules provided by the Chilean Electricity Law.

     REVENUE ENTITLEMENT UNDER CHILEAN REGULATION

     Chilean Electricity Law states that owners of transmission assets constructed under a concession are obliged to offer open access for the transmission of electricity and allows the connection of third parties to assets in the transmission system. Generation companies pay us for these services on the basis of our investment and operation and maintenance costs. Chilean law stipulates that compensation for investment should be calculated as an annuity on the replacement cost of individual transmission assets considering an asset life of 30 years and a 10.0% rate of return. The replacement cost is referred to as VALOR NUEVO DE REEMPLAZO, or VNR. The annuity compensation on the VNR is referred to as the AVNR. In addition, under Chilean law, transmission companies are also entitled to full compensation for costs incurred in connection with the operation and maintenance of individual assets (COSTOS DE OPERACION Y MANTENMIENTO), or COyM. Therefore, we are entitled to annual revenue equal to:

                          Annual Revenue = AVNR + COyM

     VNR CALCULATION. The explicit calculation of the VNR for our individual transmission assets is not set in the current Chilean Electricity Law, but rather, is the subject of agreements between us and the generating companies. Chilean Electricity Law does, however, contain principles regarding the determination of the VNR for distribution assets in Chile, and we use these principles as a basis for determining the VNR of our transmission assets.

     The VNR for each transmission asset is determined by estimating the investment cost at actual prices of replacing that asset. This assessment forms part of the negotiations between us and the generators and is subject to semi-annual indexation. This indexation is based on pre-defined formulae, which reflect changes in the various components of the investment costs of transmission assets and include factors such as inflation and movements in the U.S. dollar/Chilean peso exchange rate.

     At December 31, 2001, our VNR value was approximately Ch$697.2 billion.

     The new regulatory framework for the transmission activity ("short law"), sent to the Chilean congress on May 2002, again includes the concepts of VNR and COyM. The VNR of the trunk transmission system (named VI in the "short law") will be calculated every four years by an independent consultant's study, coordinated by the CNE, the Chilean regulator. The value of the VI from transmission facilities will include acquisition and installation costs, regarding the existing physical and technical characteristics of the assets, valued at current market prices. The annuity of the VI will be calculated according to the economical life of each type of asset and the 10.0% annual discount rate.

     COYM CALCULATION. We charge COyM as compensation for costs incurred for the operation and maintenance of transmission assets. In our agreements we have expressed COyM as a percentage of the VNR for each asset class.

     The derivation and basis for COyM for transmission companies is not set in Chilean Electricity Law, but rather, is negotiated between us and the generation companies.

     REVENUE ALLOCATION UNDER CHILEAN REGULATION

     Although our revenues are derived from the calculation of AVNR plus COyM for the system as a whole, the revenues we receive must be allocated and charged to the individual generation companies. The determination of what each generator pays to us is determined by Chilean regulations which specify that we recover our revenue entitlement through the following three charges:

     o    a transit charge (INGRESO TARIFARIO),

     o    a basic toll (PEAJE BASICO), and

     o    an additional toll (PEAJE ADICIONAL).

     We can express our total revenue as:

 Annual Revenue = AVNR + COyM = transit charge + basic tolls + additional tolls

     TRANSIT CHARGE. The transit charge is provided in the Chilean Electricity Law and refers to the revenue we should receive that is calculated based on the price of electricity at its introduction in the system and the price of electricity at its withdrawal at different nodes.

     BASIC TOLL. We charge each generating company a basic toll for the use of transmission assets in the area of influence of each generator's individual generation stations. Under Chilean law, the area of influence of a power plant consists of all of the transmission assets that are directly and necessarily affected by the introduction of energy from that power plant and that connect it with the closest basic energy substation. The basic energy substation is determined every six months by the CNE, together with the determination of node prices. We have contracts with each of our customers governing payments of basic tolls until 2002 to 2005. As these contracts expire, from the year 2002 on, see "Item 5.D. -- Operating and Financial Review and Prospects -- Trend information," they have to be reviewed and new tolls have to be accorded with the generation companies.

     Once the basic toll for an individual transmission asset in the relevant area of influence is calculated, it is prorated among all users in proportion to the transmitted power of each generating station within whose area of influence the transmission asset lies.

     ADDITIONAL TOLL. The additional toll is the revenue we receive from generation companies for their use of our transmission assets outside the area of influence of the generating company's individual power stations pursuant to supply agreements between these generators and certain of their customers. The calculation of the additional toll is identical to the basic toll but takes into consideration only the transmission lines and installations used by the generating company to commercialize electricity outside the area of influence of its power stations. We have contracts with each of our customers governing payment of additional tolls until 2001 to 2006. Again, as these contracts expire, they have to be reviewed and new tolls have to be accorded with the generation companies.

INVESTMENT AGREEMENT WITH ENDESA

     At the time of our acquisition of Transelec in October 2000, we entered into an investment agreement with Endesa relating to our undertaking of several projects in order to increase transmission capacity in the SIC through 2005. The principal investments will include the increase in capacity of the network to accommodate the following projects: construction of the Ralco power plant by Endesa; construction of the Taltal power plant by Endesa; and Endesa's supply contract with CGE. In addition, the construction of the Polpaico-Quillota transmission line is contemplated.

     The Ralco plant, which is expected to be operational in 2004, is expected to be one of the largest hydroelectric facilities in Chile, with a design capacity of 570 MW and will require expansion of that transmission capacity in the central zone of the main grid. The Taltal project involves the construction of transmission lines to transport the output from an additional generation unit to two existing gas turbine units of 120 MW each belonging to Endesa, after which all three units will be converted into a combined cycle plant. The investments relating to CGE entail the capacity expansion necessary to enable Endesa to perform its obligations under its supply contract with CGE. The Polpaico-Quillota project is the construction of a permanent transmission line that will replace an existing old line and an emergency line built during a drought experienced in Chile in 1998.

     Under the agreement, Endesa will send us a letter of intent for each project it proposes so that both companies may begin establishing the general conditions for the project. Endesa, however, is under no obligation to request construction of any specific projects. Nevertheless, if Endesa deems a project necessary and sends us a letter of intent, we and Endesa will negotiate the general conditions of the project relating to engineering studies, environmental permits and other information necessary to arrange a schedule. If we do not agree sufficiently with Endesa on the construction schedule, Endesa may opt to carry out the project itself on our behalf, which it will notify us of in writing immediately. If Endesa and our management agree on the basic conditions, Endesa will send us an order to proceed according to the previously determined specifications. Both parties will also determine the basic design of the project and other technical aspects. If a dispute arises with respect to a technical matter, the parties will submit to an independent expert for resolution. If Endesa assumes the project, Endesa will be responsible only for its construction and we will finance all costs incurred in connection with the specific project since we will be the owner of the new assets. The implementation of the investment agreement, nevertheless, remains subject to Endesa's requesting that we proceed with the construction of projects specified in the agreements.

     For each new project requested by Endesa, we, together with Endesa, determine the contractual AVNR using direct and indirect costs incurred in connection with the project and the COyM in order to determine our returns from each investment. Endesa will pay 100% of the AVNR plus COyM agreed to for a period of 12 years starting from the beginning of operations of the new installation. If another generation company begins using the new transmission assets, we will charge them a pro rata fee according, to the general rules for the distribution of the AVNR among generation companies and give Endesa the corresponding discount. After the twelfth year, payment will be made proportionately among users in accordance with the Chilean Electricity Law.

     We have already received an order from Endesa to proceed with the following four projects: (1) the replacement of the 220 kV Quillota-Polpaico transmission line, (2) the laying of a 220 kV transmission line between Paposo and Diego de Almagro related to the Taltal plant, (3) an increase in capacity of our network related to the Ralco power plant and (4) 220 kV Itahue-Ancoa transmission line project. We have begun engineering work for these projects and began construction of these assets in mid-2001. The project described in (3) is already complete and in commercial operation.

     In the event that Endesa requires other investments not covered in the contract, both parties will strive to reach an agreement to carry them out under the same procedures and standards set forth in the investment contract.

OTHER SERVICES

     We provide other services to electricity generation companies, distribution companies and large industrial companies. We offer maintenance and installation services for equipment of third parties. In addition, we lease equipment to other electric companies. Some of the clients to whom we provide these services include Endesa, Colbun, Transnet and CGE. Revenues derived from providing these services totaled $1.7 million in 2001 as compared with $2.9 million in 2000. We expect these revenues to decline in the future.

TRANSITION PLAN

     In January 2001 we entered into a transition plan designed to improve our efficiencies as a separate company through a set of initiatives designed to streamline our information systems and other operations. Prior to the implementation of the transition plan, we had depended on Endesa, our former parent company, for certain administrative functions. We completed our transition plan in the first quarter of 2001 and as of March 31, 2001 the Administrative Services Agreement with Endesa was no longer in effect.

INSURANCE

     We maintain insurance for losses resulting from damage to our assets, fire or earthquake, business interruption, machinery breakdown, civil liability and for losses to equipment during transportation. We currently maintain insurance with Chilena Consolidada Seguros Generales (member of the group Zurich Financial Services) and Ace Seguros.

REGULATORY FRAMEWORK

     The electricity sector in Chile is regulated pursuant to the Chilean Electricity Law, which was originally enacted in 1982, and its regulations, enacted by Decree No. 327 of 1998 (collectively referred to as the Chilean Electricity Law). The organizations that participate in the regulation of the electricity sector in Chile are:

     o    MINISTERIO DE ECONOMIA, FOMENTO Y RECONSTRUCCION (Ministry of
          Economy),

     o    COMISION NACIONAL DE ENERGIA, or CNE (National Energy Commission),

     o    SUPERINTENDENCIA DE ELECTRICIDAD Y COMBUSTIBLES, or SEC
          (Superintendent of Electricity and Fuels),

     o    COMISION RESOLUTIVA (Resolving Committee), FISCALRA NACIONAL
          ECONOMICA (Attorney General for Economic Matters), COMISION PREVENTIVA CENTRAL (Central Prevention Commission) and COMISIONES PREVENTIVAS REGIONALES (Regional Prevention Commissions)--antitrust organizations,

     o CENTRO DE DESPACHO ECONOMICO DE CARGA, or CDEC (Center for Efficient Load Dispatch),

     o COMISION NACIONAL DEL MEDIO AMBIENTE, or CONAMA (National Environmental Commission), and

     o SUPERINTENDENCIA DE VALORES Y SEGUROS, or SVS (Superintendent of Securities and Insurance).

          MINISTERIO DE ECONOMIA, FOMENTO Y RECONSTRUCCION

     The Ministry of Economy is responsible for ensuring the modernization, strengthening and expansion of the Chilean economy and the active role of Chile in international markets.

     In the electricity sector, the Ministry regulates the granting of concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for their networks. In addition, it is responsible for:

     o    establishing the electricity distribution tariffs,

     o    setting node prices proposed by the CNE,

     o resolving conflicts between members of any CDEC (after receiving CNE's opinion), and

     o issuing final concessions (once it has reviewed a report from the SEC).

          COMISION NACIONAL DE ENERGIA

     The CNE is an autonomous state entity responsible for coordinating regulations for the operation and development of all energy sectors in Chile, including electricity, ensuring that these regulations are implemented, and advising Chilean governmental organizations in all matters relating to the Chilean electricity industry.

     The CNE is specifically responsible for developing the regulations relating to the electricity sector and calculating the regulated prices pursuant to existing legislation. The CNE acts as a technical entity advising the Ministry of Economy prior to the resolution of conflicts between members of any CDEC.

          SUPERINTENDENCIA DE ELECTRICIDAD Y COMBUSTIBLES

     The SEC is responsible for reviewing and ensuring compliance with the laws, regulations and technical standards for generation, production, storage, transportation or transmission and distribution of liquid fuels, gas and electricity. The SEC has the authority to impose sanctions and fines for noncompliance.

     The SEC is also responsible for issuing provisional concessions and for advising the Ministry of Economy of requests made for final and definitive concessions for the distribution of electricity, and the installation of hydroelectric power stations, electricity substations and transmission lines. In addition, the SEC is responsible for monitoring the quality of the services provided by electricity companies.

ANTITRUST ORGANIZATIONS

     Three entities are responsible for regulating and supervising antitrust issues in Chile. These organizations prevent, investigate and respond to any actions that may hinder competition and result in abuses of a dominant market position. These organizations are governed by Decree Law No. 211 (1973), as stated in Decree No. 511 (1980).

     COMISION RESOLUTIVA. The Comision Resolutiva, the resolving committee, is the highest body responsible for ensuring fair competition in Chile. It is empowered principally to:

     o void any contract or agreement which is contrary to free competition or issue general standards to which agreements that may affect free competition must comply, and

     o ban individuals found to be exercising anti-competitive practices from exercising duties in professional associations for a period up to five years or order the dissolution or amendment of the by-laws of corporations involved in these types of practices.

     FISCALRA NACIONAL ECONOMICA. The FiscalRa Nacional Economica, the attorney general for economic matters, is responsible for investigating and prosecuting anti-competitive behavior before the Comision Resolutiva and other tribunals.

     COMISION PREVENTIVA CENTRAL AND COMISIONES PREVENTIVAS REGIONALES. The COMISION PREVENTIVA CENTRAL or the Central Prevention Commission, investigates anti-competitive practices which take place in Santiago or in more than one region. The COMISIONES PREVENTIVAS REGIONALES, or the Regional Prevention Commissions, investigate anti-competitive practices in specific regions of Chile.

     As part of their tasks, the Comisiones Preventivas may:

     o assess existing and potential agreements, which may hinder free competition,

     o    ensure that free competition is maintained, and

     o order the Fiscalia Nacional Economica to investigate acts affecting free competition.

          CENTRO DE DESPACHO ECONOMICO DE CARGA

     The CDECs are autonomous entities comprised of the main generation and transmission companies of each electricity system. The CDECs coordinate the operations of the power stations and transmission lines that are interconnected within that electricity system. The CDEC-SIC is made up of the main generation and transmission companies operating in the Sistema Interconectado Central, or the SIC (Central Interconnection System). As of December 31, 2001, the participants of the CDEC-SIC included ten generation companies (Endesa, Gener S.A., Colbun S.A., Pehuenche, Guacolda S.A, Arauco Generacion S.A., Pangue, Sociedad Electrica Santiago S.A., San Isidro S.A. and lbener S.A.) and three transmission companies (HQI Transelec, Sistema de Transmision del Sur S.A. and Transnet S.A.). Each member has one vote. Resolutions on certain specified matters that govern the relationship of the members or could result in changes to the by-laws of the CDEC require unanimity, and resolutions on other matters require a simple majority of the votes.

     The CDECs are governed by Decree No. 327 (1998) issued by the Ministry of Mining. With respect to electricity transmission, Decree No. 327 established the CDECs' obligation to provide disclosure of the calculation of transmission charges, which is likely to result in more certainty regarding toll payments. The principal responsibilities for the CDECs include:

     o defining, for reference purposes, the transmission assets which are located within the area of influence (consisting of all of the transmission assets that are directly and necessarily affected by the introduction of energy from that power plant and that connect it with the closest basic energy substation) of each power plant,

     o calculating, for reference purposes, the value of the basic toll for each transmission asset using the Valor Nuevo de Reemplazo, or VNR (actual replacement value of assets), and Costos de Operacion y Mantenimiento, or COyM (costs incurred in connection with the operation and maintenance of assets), provided by transmission companies,

     o estimating, for reference purposes, the annual transit charge for each transmission asset,

     o establishing, for reference purposes, the total available capacity for each transmission system, and

     o making available all relevant information regarding transmission assets including VNR and COyM.

          COMISION NACIONAL DEL MEDIO AMBIENTE

     CONAMA is responsible for regulating all matters relating to environmental protection. CONAMA is responsible for managing the evaluation of environmental impact at a national level, coordinating the processes for creating and setting environmental standards and establishing the programs necessary to ensure these standards are met. At each regional level there is a Comision Regional del Medio Ambiente, or COREMA, which supervises environmental compliance in that region. Since transmission lines extend through the territory of several regions, we usually deal directly with the CONAMA.

          SUPERINTENDENCIA DE VALORES Y SEGUROS

     The SVS is the institution responsible for ensuring compliance with the laws, regulations and standards applicable to institutions that raise capital through the Chilean stock exchange, mutual funds, public corporations and insurance companies.

CHILEAN ELECTRICITY LAW

          GENERAL

     We are subject to regulation of our business in Chile under the Chilean Electricity Law. The goal of the Chilean Electricity Law is to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices in a manner which results in an economically efficient allocation of resources to and within the electricity sector. In the case of the transmission business, the Chilean Electricity Law provides the rules under which the owner of transmission assets must be paid by the generation companies if there is no agreement among them. The regulatory system is designed to provide a reasonable rate of return on investment in order to encourage private investment, while ensuring the availability of electric service to everyone who requests it.

     Pursuant to the Chilean Electricity Law, companies engaged in the generation and transmission of electricity in Chile must coordinate their operations through the CDEC to preserve service reliability, minimize the operating costs of the electric system and ensure open access to the transmission system Generation companies produce electricity in their power plants and introduce the electrical energy into the grid according to determinations made by the CDEC. The CDEC makes its determinations giving priority to the generation plants producing energy at the lowest marginal cost. To comply with their supply contracts, the generators withdraw energy from the grid at the connection points of their respective customers. The introduction and withdrawal of energy are valued hourly by the CDEC at the marginal cost of production of the system at each point of introduction or withdrawal (the spot market).

          TRANSMISSION

     To the extent that a company's transmission assets were constructed pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate these assets on an open access basis. Users may obtain access to the system by paying a toll or compensation on the basis of the transmission company's investment and operation and maintenance costs. The amount of the toll (or the specific components of the formula) may be negotiated between the transmission company and the generation company. If there is no agreement, the price must be determined in an arbitration proceeding according to rules provided by the Chilean Electricity Law. These rules state that the price should be calculated as an annuity on the replacement cost (VNR) of individual transmission assets considering an asset life of 30 years and a 10% rate of return. Transmission companies are also entitled to full compensation for costs incurred in the operation and maintenance of those individual assets. See "Information on Our Company -- Customers, Revenues and Analysis of Charges.

          CONCESSIONS

     The Chilean Electricity Law permits the generation and transmission of electricity without the need of a concession from the Chilean government. Transmission companies may apply for a concession to set up electricity transmission lines and substations from the Chilean government, particularly to facilitate use of and access to third-party properties. Such third parties are entitled to compensation, which may be agreed by the parties or, absent agreement, determined by means of an administrative proceeding that may be appealed to Chilean courts. All of the relevant electricity transmission lines we own were established under concessions granted by the Chilean Government.

          RECENT DEVELOPMENTS

     On May 6, 2002 the Chilean President, through the MINISTERIO DE ECONOMIA FOMENTO Y RECONSTRUCCION (Ministry of Economy) filed a draft bill with the Chilean House of Representatives, with a proposal to amend the Chilean Electricity Law. The Chilean Electricity Law currently contains little regulation as to the transmission of electricity. The bill intends to create a regulatory framework for this industry. Among others, the bill introduces the following amendments:

     a)   Transmission of electricity is considered as a public service.

     b) A mechanism is set forth so the CNE, the owner of the network and its users may agree on future mandatory expansions of the network, the costs to be included in the toll price.

     c)   Transmission systems within the different grids are defined.

     d) Individual companies operating in any other area of the electricity industry may not own more than 8.0% of the main transmission network. Companies generating and distributing electricity may not own more than 40.0%, in the aggregate, of the total capital of the company that owns the transmission network.

     e) Access to the transmission systems, under certain conditions, cannot be denied to any user.

     f) Toll prices are determined using a mechanism set forth in the bill, under supervision of the CNE, which considers the replacement cost of the transmission assets and their repair and maintenance cost.

     g)   A mechanism is set forth to interconnect different grids.

     h) 50% of the transmission services are paid by electricity generating companies and the other 50% is paid by distribution companies and certain clients.

     The bill needs to be discussed and approved by both houses of the Chilean Congress, among other steps, before becoming a law. Therefore, the final content of the law will remain undetermined until the end of this process, which may take approximately one to three years to complete. The Chilean Government has already filed certain amendments to the bill, and further modifications are expected.

          ENVIRONMENTAL REGULATION

     The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution. It further provides that other constitutional rights may be limited in order to protect the environment. Our operations in Chile are subject to Law No. 19,300, or the Chilean Environmental Law enacted in 1994. The Chilean Environmental Law requires a developer of high voltage transmission lines and substations either to conduct independent environmental impact studies of any future projects or activities that may affect the environment and to submit these studies to the approval of the CONAMA or to make a sworn statement that its project complies with environmental regulations. The CONAMA has the authority to subject the developer of transmission lines to certain duties in order to protect or restore the environment. Transelec obtained the required approvals from the CONAMA for every new project built after the effective date of the Chilean Environmental Law. The Chilean Environmental Law is implemented through REGLAMENTO NO. 30 DEL MINISTERIO SECRETARRA GENERAL, DE LA PRESIDENCIA of March 20, 1997, or Regulation No. 30. We apply the guidelines set forth in Regulation No. 30 in analyzing the development of future projects. Prior to the enactment of the Chilean Environmental Law and its implementation through Regulation No. 30, we analyzed the development of our projects using similar guidelines. Furthermore, in October, 2000, Endesa commissioned the independent firm, Arcadis
Geotecnica, to review Transelec's compliance with current environmental standards. Arcadis Geotecnica concluded that Transelec was in full compliance with all applicable environmental standards regarding emission of particulate matter and noise, disposal of industrial waste, management of surrounding vegetation and fauna and control of dangerous substances, including polychlorinated biphenyls, or PCBs.

          ANTITRUST ISSUES

     Decree Law No. 211 prohibits any person from carrying out any act or agreement or taking any action that may hinder free competition or constitute an abuse of a dominant position.

     In June 1997, while Endesa was Transelec's parent company the Comision Resolutiva issued Resolution 488 in which, with respect to the transmission business, among other things, it (1) ordered that Transelec acquire the transmission assets that we operate, (2) requested that Transelec transform into a public corporation (SOCIEDAD ANONIMA ABIERTA) that would participate exclusively in the transmission business and (3) concluded that it was advisable that Transelec open the share participation to third parties interested in the expansion of the main transmission grid ("General Instructions 4.2 and 4.3"). In July 2000 the Fiscalia Nacional Economica, the attorney general for economic matters, ordered Endesa to include General Instructions 4.2 and 4.3 in the bidding terms for the sale of Transelec's shares of capital stock and to incorporate in these bidding terms an obligation for the acquirer of Transelec's shares of capital stock to notify the Comision Resolutiva, within 60 days of the acquisition, of the measures to be taken in order to comply with General Instructions 4.2 and 4.3. We, together with Transelec and Inversiones HQI Chile Holding Limitada, notified the Comision Resolutiva on December 15, 2000 that we had fully complied with General Instructions 4.2 and
4.3 and that we had not received any expression of interest from companies interested in expanding the transmission network by participating in Transelec's ownership since 1997.

4.C. ORGANIZATIONAL STRUCTURE

     Currently we have authorized, issued and outstanding 1.0 million shares of no par value common stock, having one vote per share.

     The following table sets forth information with respect to ownership of our common shares as of December 31, 2001.



SHAREHOLDERS                                                               NUMBER OF SHARES    % OF TOTAL
------------                                                               ----------------    ----------
Inversiones HQI Chile Holding Limitada...................................        999,900          99.99
HQ-Puno Ltd..............................................................            100           0.01
                                                                                --------         ------
Total....................................................................      1,000,000         100.00
                                                                               =========         ======

     INVERSIONES HQI CHILE HOLDING LIMITADA

     Inversiones HQI Chile Holding Limitada is a Chilean company owned by HQ-Puno Ltd. (99.99%) and Nattrans Ltd. (0.01%), two Cayman Island companies. Both companies are indirect subsidiaries of Hydro-Quebec, the electric utility company owned by Gouvernement du Quebec, Canada.

     HQ-PUNO LTD.

     HQ-Puno Ltd. is a Cayman Islands company whose stock is owned entirely by Nattrans Ltd.

4.D. PROPERTY, PLANTS & EQUIPMENT

PROPERTIES

     Our principal properties consist of transmission lines, substations and rights of way, all of which are located throughout Chile. At December 31, 2001, we owned 7,289 kilometers of transmission lines and 8,021 MVA of transformer capacity. We own a majority of the trunk lines of the SIC, including 100% of the 500 kV transmission lines, approximately 100% of the 154 kV transmission lines and approximately 72.0% of the 220 kV transmission lines. The remaining transmission lines are owned by generation, distribution and industrial companies. In addition, we have 48 substations with total transforming capacity of 8,021 MVA, in which electric current is transformed into lower voltages for subsequent distribution. We intend to construct 640 kilometers of additional transmission lines and upgrade 380 kilometers of transmission lines by 2005 as part of our ongoing capital expenditures. Apart from the transmission network, no single property we own produces more than 10.0% of our total revenues. Our administrative properties and warehouses are located on some of our substations.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

     YOU SHOULD READ THIS DISCUSSION IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS FOR THE THREE YEARS ENDED DECEMBER 31, 2001 AND NOTES THERETO AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CHILEAN GAAP, WHICH DIFFER IN CERTAIN IMPORTANT RESPECTS FROM U.S. GAAP. SEE NOTE 25 TO OUR FINANCIAL STATEMENTS FOR A DISCUSSION OF THE PRINCIPAL DIFFERENCES BETWEEN CHILEAN GAAP AND U.S. GAAP AS THEY RELATE TO US. THIS SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD LOOKING AS A RESULT OF VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH IN "ITEM 3.D. -- KEY INFORMATION -- RISK FACTORS" AND THE MATTERS SET FORTH IN THIS ANNUAL REPORT.

OVERVIEW

     HQI Transelec was formed on September 15, 2000 and had no significant operations until we acquired Transelec on October 23, 2000. On the same date, we acquired, through Transelec, most of the remaining transmission assets from Endesa, the injected assets. Transelec, together with the injected assets, are collectively referred to in this annual report as the transmission business. The combined financial statements as of December 31, 1999 and for the period from January 1, 2000 to October 22, 2000 represent the transmission business and include the historical financial statements of Transelec and the assets acquired from Endesa on a carve-out basis. The consolidated financial statements as of December 31, 2000, and for the period from October 23, 2000 to December 31, 2000 and the financial statements at December 31, 2001 (to the extent relevant) include our accounts as HQI Transelec and our subsidiary Transelec. On January 18, 2001, HQI Transelec absorbed Transelec, which ceased to exist from that date.

     COMPARABILITY OF FINANCIAL STATEMENTS

     The following discussion compares (1) the results of operations of HQI Transelec for the year ended December 31, 2001 with those of the aggregated results of operations of the transmission business and HQI Transelec for the year ended December 31, 2000 and (2) the aggregated results of operations of the transmission business and HQI Transelec for the year ended December 31, 2000 with those of the transmission business for the year ended December 31, 1999. The results for the year ended December 31, 2000 consist of the sum of financial data for the period from January 1, 2000 through October 22, 2000 for the transmission business and the period from October 23, 2000 through December 31, 2000 for HQI Transelec in order to establish results for the full year 2000 for comparison purposes. As a result, periods discussed below are not fully comparable in certain significant respects. See notes 3(a) and 3(b) to our financial statements for the three years ended December 31, 2001.

     NET SALES

     Our net sales consist principally of charges for the use of our transmission system. We charge our customers tolls pursuant to our basic and additional toll agreements with them. See "Item 4.B. -- Information on the Company -- Business overview -- Customers, Revenues and Analysis of Charges" for further information on our revenues and charges. We also receive revenues for other services we perform, which are complementary to our core business. In 1999 the most important component of other services was revenues from construction works we performed for Endesa related to the protracted drought in Chile. We did not perform substantial services in 2001 or in 2000. Other service revenues also include maintenance and operation of equipment belonging to third parties.

     COST OF SALES

     Cost of sales consists of operating and maintenance costs related to our transmission assets, including personnel related to these functions. Cost of sales also includes depreciation. We calculate depreciation of assets on a straight-line basis over the estimated useful life of the asset. Our cost of sales also includes the cost of providing other services.

     SELLING AND ADMINISTRATIVE EXPENSES

     Selling and administrative expenses consist of our support functions, including accounting, treasury and administrative services. Endesa has historically provided most of these services to us under a service agreement, which reflected market conditions. Our last payment under that administrative service agreement was made on March 31, 2001. In addition, Synapsis, an affiliate of Endesa, provided us with information services support and maintenance of our telecommunication and SCADA equipment under several contracts that remained in place until December 2001. In January 2001, we undertook a transition plan designed to permit us to fully operate our administrative support functions independently of Endesa. The transition plan was completed in May 2001. In addition, in the first quarter of 2002 an information services support contract with Synapsis was terminated.

     BASIS OF PRESENTATION

     We prepare our financial statements in accordance with Chilean GAAP. In accordance with Chilean GAAP, financial data presented for the three years ended December 31, 2001 have been restated in constant Chilean pesos of December 31, 2001 to reflect changes in the purchasing power of the Chilean peso due to inflation. The applicable CPI for accountings purposes in Chile for the year ended December 31, 2001 was 3.1%. The dollar amounts included in this annual report are presented solely for the purpose of convenience. As of December 31, 2001, the observed exchange rate was Ch$654.79 per $1.00. This exchange rate should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into U.S. dollars at that exchange rate. Certain amounts (including percentage amounts) that appear in this annual report have been rounded.

     Chilean GAAP require that financial statements recognize the effects of inflation in accordance with Chilean income tax law. Accordingly, all our financial information, unless otherwise indicated, has been restated to eliminate the distorting effects of changes in the purchasing power of the Chilean peso on non-monetary assets and liabilities, in order to present all information in comparable monetary terms. See note 3(c) to our financial statements for the three years ended December 31, 2001. The general price-level gain or loss reflected in the income statement indicates the effect of inflation on our net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered monetary for purposes of general price-level accounting if their amounts are fixed by contract or otherwise in terms of numbers of currency units, regardless of changes in specific prices in the general price-level. Examples of monetary assets and liabilities include accounts receivable, accounts payable and cash.

     Chilean GAAP differ in certain important respects from U.S. GAAP. Note 25 to our financial statements for the three years ended December 31, 2001 describes the principal differences between Chilean GAAP and U.S. GAAP as applied to us. Net income on a U.S. GAAP basis differs from that reported in accordance with Chilean GAAP principally due to differences (1) in accounting for the acquisition by HQI Transelec of the transmission business resulting in different values for property, plant and equipment and goodwill and (2) in the treatment of deferred income taxes under Chilean GAAP compared to the treatment prescribed by Financial Accounting Standards No. 109.

     PRICE-LEVEL RESTATEMENTS

     Under Chilean GAAP we are required to restate non-monetary assets and liabilities, UF and foreign currency-denominated assets and liabilities, shareholders' equity and income and expense accounts, to reflect the effect of variations in the purchasing power of the Chilean peso. See note 3(c) to our financial statements for the three years ended December 31, 2001.

     Price-level restatement can have a significant effect on our net income. The amount of price-level restatement for any period will primarily depend on the amount and composition of dollar-denominated monetary assets and liabilities and on the amount of peso-denominated monetary assets and liabilities. Any mismatch between the amount of assets and liabilities in dollars will generate price-level restatement gains or losses, depending upon the structure of the mismatch and the movement of the exchange rate between the U.S. dollar and the peso. To the extent the company has peso-denominated monetary assets in excess of peso-denominated monetary liabilities, inflation in Chile will generate a price-level restatement loss. In addition, to the extent the company has assets and liabilities in UF, and there is a mismatch, the company is exposed to gains or losses on price-level restatements. As described in "Item 4.B. -- Information on the Company -- Business overview -- Customers, Revenues and Analysis of Charges -- Revenues," our revenues incorporate indexation for inflation and changes in the U.S. dollar/Chilean peso exchange rate.

     Because we have a high level of dollar-denominated debt relative to our dollar-denominated assets, the real devaluation of the Chilean peso against the dollar, absent hedging, results in us having restatement loss. Due principally to the effect of the real depreciation of the peso against the dollar during the year ended December 31, 2001, we were required to take a charge against operating income of Ch$30,079 million. We continue to explore hedging arrangements which we expect will allow us to minimize the effect of peso depreciation, should any occur, in future periods.

     The following table sets forth, for the periods indicated, variations among CPI, UF and the U.S. dollar appreciation against the Chilean peso:


                                                           YEAR ENDED DECEMBER 31,
                                                         -------------------------
                                                          1999      2000      2001
                                                          ----      ----      ----
                                                               (EXPRESSED IN %)
CPI variation (with "prior month" rule)                    2.6       4.7       3.1
UF variation                                               2.6       4.7       3.1
U.S. dollar appreciation against peso                     12.2       8.2      14.1

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     The following discussion compares the results of operations for the year ended December 31, 2001 with the aggregated results of operations of the transmission business and HQI Transelec for 2000. The aggregated results of operations for 2000 consist of the sum of financial data for the period from January 1, 2000 through October 22, 2000 for the transmission business and the period from October 23, 2000 through December 31, 2000 for HQI Transelec in order to establish results for the full year 2000 for comparison purposes. As a result, periods discussed below are not fully comparable in certain significant respects.

     NET SALES. Net sales increased to Ch$89,959 million in 2001 from Ch$86,095 million in 2000. Net sales from tolls and transmission charges increased to Ch$88,249 million from Ch$83,198 million in 2000. This increase was primarily due to the devaluation of the peso during 2001, which resulted in a higher collection of revenues in Ch$ because the tolls are contracted in US$, but invoiced at the monthly current exchange rate. That increase was partially offset by the application of the results of the indexation formulas over the tolls, and by the lower monetary correction applied to the revenues during 2001, compared with that correction applied during 2000. Net sales from other services were Ch$1,710 million in 2001 compared to Ch$2,898 million in 2000.

     COST OF SALES. Cost of sales decreased to Ch$24,115 million in 2001 from Ch$32,433 million in 2000. The decrease in cost of sales was due primarily to a decrease in depreciation. Cost of sales in 2001 included Ch$15,553 million in depreciation of property, plant and equipment, and amortization of intangibles, compared to Ch$22,955 million in 2000. This decreased depreciation in 2001 was attributable primarily to an extension of the estimated useful lives of the transmission assets described in note 3(i) to our financial statements for the three years ended December 31, 2001.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased to Ch$2,594 million in 2001 from Ch$1,882 million in 2000. This increase was due primarily to the implementation of our transition plan, a higher payroll to support administrative functions, and the new ownership structure of Transelec.

     OPERATING INCOME. Operating income increased to Ch$63,250 million in 2001 from Ch$51,782 million in 2000. The increase in operating income was primarily due to the increase in net sales and the decrease in cost of sales described above.

     INTEREST INCOME. Interest income increased to Ch$6,968 million in 2001 from Ch$3,130 million in 2000. This income consists of interest earned by Transelec on cash deposits, securities purchased for resale, and the inter-company loan. The inter-company loan receivable issued to HQI Inversiones Chile Holdings Limitada by Transelec in early of 2001 largely created the increase in interest income during 2001.

     NON-OPERATING INCOME. Non-operating income decreased to Ch$272 million in 2001 from Ch$2,593 million in 2000, reflecting the absence, during 2001, of the extraordinary gain resulting from Transelec's arbitration with Endesa received in 2000, related to the payments of basic tolls for prior periods.

     AMORTIZATION OF GOODWILL. We amortized Ch$5,437 million in goodwill in 2001 compared to Ch$1,210 in 2000 as a result of the acquisition of the transmission business by us on October 23, 2000. This increase is primarily due to the fact that we amortized goodwill over the full year in 2001 as opposed to the period from October 23, 2000 to December 31, 2000.

     INTEREST EXPENSE. Interest expense increased to Ch$35,732 million in 2001 from Ch$25,329 million in 2000. This increase was primarily due to the increased interest expense associated with the notes and the Chilean bonds issued during 2001.

     NON-OPERATING EXPENSES. Non-operating expenses increased to Ch$871 million from Ch$817 million in 2000. Non-operating expenses in 2001 were comprised mainly of losses associated with the recognition of expenses resulting from the development of information systems that we decided not to deploy because, after the acquisition of the transmission business, these systems were incompatible with our current needs. In 2000, non-operating expenses consisted mainly of severance and accrued vacation payments, adjustment for a prior year income tax payment as well as a loss on the sale of property, plant and equipment.

     PRICE-LEVEL RESTATEMENTS. Price-level restatements resulted in a restatement loss of Ch$32,895 million compared to a restatement loss of Ch$7,400 million in 2000. In both years, losses related primarily to the effect of the real depreciation of the peso against the dollar on our dollar-denominated debt. In addition, during 2001 we recognized a restatement loss of Ch$9,503 as the accounting result of exchange rate swap contracts entered into in the second half of 2001 for approximately $170.0 million. See "Item 11. -- Quantitative and Qualitative Disclosures About Market Risk." This effect was not present in 2000.

     INCOME TAXES. Income taxes decreased to Ch$745 million in 2001 from Ch$3,475 million in 2000. At December 31, 2001, we have not recognized an income tax expense due to tax losses amounting Ch$17,043 million. Nonetheless, as a result of the merger with Transelec, in March 2001 we paid income taxes amounting to Ch$1,248 million, corresponding to the taxable income of Transelec during January 2001. This payment was offset by the deferred taxes accounted for during 2001. The income taxes recognized in 2000 were based on the taxable income calculated for that period.

     NET INCOME. As a result of the foregoing, there was a net loss of Ch$5,189 million compared to net income of Ch$19,275 million in 2000.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     The following discussion compares the aggregated results of operations of the transmission business and HQI Transelec for 2000 with those of the transmission business for 1999. The aggregated results for 2000 consist of the sum of financial data for the period from January 1, 2000 through October 22, 2000 for the transmission business and the period from October 23, 2000 through December 31, 2000 for HQI Transelec in order to establish results for the full year 2000 for comparison purposes. As a result, periods discussed below are not fully comparable in certain significant respects.

     NET SALES. Net sales increased to Ch$86,095 million in 2000 from Ch$84,511 million in 1999. Net sales from tolls and transmission charges increased to Ch$83,198 million in 2000 from Ch$75,941 million in 1999. The difference partially reflects an increase in our transmission assets in 2000, thereby increasing our rate base. Net sales in 1999 reflect a number of events, including the results of the arbitration decisions for Gener and Colbun in 1998 and 1999, respectively. The application of the methodology that emerged from the arbitration with Colbun to contracts with Endesa, Pangue and Pehuenche, also affected net sales in 1999. With respect to revenues from Colbun, overcharges in 1998 were deducted in 1999, resulting in lower net sales. In addition, amounts which would have been expected to be collected in 1999 from Pangue and Pehuenche were not collected. A final settlement with the Endesa group with respect to prior years was reached in May 2000. For a discussion of the arbitration proceedings, see "Item 4.A. -- Information on the Company -- Business overview -- Customers, Revenues and Analysis of Charges - Revenues." Net sales in 2000 reflect full contracted amounts. Net sales from other services were Ch$2,898 million in 2000 compared to

Ch$8,570 million in 1999. We also received substantial revenue from Endesa in 1999 from construction works we performed for Endesa related to the protracted drought in Chile. We did not perform substantial services in 2000.

     COST OF SALES. Cost of sales decreased to Ch$32,433 million in 2000 from Ch$34,088 million in 1999. The decrease in cost of sales was due primarily to the substantial decrease in net sales in 2000 of revenues from construction services performed for Endesa in 1999 but not in 2000. Cost of sales in 2000 included Ch$22,955 million in depreciation of property, plant and equipment, and amortization of intangibles, compared to Ch$18,878 million in 1999. Increased depreciation in 2000 related to (1) depreciation resulting from a change in estimate of residual basis of certain injected assets prior to our acquisition of the transmission business, (2) depreciation of new property, plant and equipment and (3) depreciation resulting from the step-up in basis of the injected assets.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses remained relatively stable at Ch$1,882 million in 2000 and Ch$1,869 million in 1999. Selling and administrative expenses in 1999 and 2000 related mainly to the payment of fees to Endesa under the service agreement described under "-- Overview -- Selling and Administrative Expenses."

     OPERATING INCOME. Operating income increased to Ch$51,782 million in 2000 from Ch$48,554 million in 1999. The increase in operating income was primarily due to the decrease in cost of sales described above.

     INTEREST INCOME. Interest income increased to Ch$3,130 million in 2000 from Ch$1,785 million in 1999 due primarily to our investment in time deposits in 2000 and an increase in marketable securities, which generated additional income.

     NON-OPERATING INCOME. Non-operating income increased to Ch$2,593 million in 2000 from Ch$2,529 million in 1999. In 2000, non-operating income was primarily due to the recognition of income from the final settlement negotiated with Endesa related to amounts due for basic tolls for prior periods. In 1999 we recognized the effect of a partial settlement with Pehuenche for amounts due in prior years

     AMORTIZATION OF GOODWILL. We amortized Ch$1,210 million in goodwill in 2000 as a result of the acquisition of the transmission business by us on October 23, 2000.

     INTEREST EXPENSE. Interest expense increased to Ch$25,329 million in 2000 from Ch$21,456 million in 1999. Indebtedness in 1999 and the period from January 1, 2000 through October 22, 2000 consisted mainly of a capital lease with Endesa relating to the transfer to us of certain assets from Endesa in 1998 and interest expense related to the indebtedness attributable to the injected assets. In connection with our acquisition by Hydro-Quebec on October 23, 2000, the indebtedness to Endesa was repaid and we entered into a letter agreement in the amount of $538.6 million with our new parent company, Inversiones HQI Chile Holding Limitada, which bore a higher interest rate than the capital lease with Endesa. Therefore, interest expense for the period from October 23, 2000 through December 31, 2000 was Ch$5,713 million.

     NON-OPERATING EXPENSES. Non-operating expenses were Ch$817 million in 2000 and Ch$3,732 million in 1999. Non-operating expenses in 1999 resulted primarily from the recognition of an impairment in property, plant and equipment and obsolescence of inventory. Non-operating expenses in 2000 consisted mainly of severance and accrued vacation payments, adjustment for a prior year income tax payment as well as a loss on the sale of property, plant and equipment.

     PRICE-LEVEL RESTATEMENTS. Price-level restatements resulted in a restatement loss of Ch$7,400 million in 2000 as compared to a restatement loss of Ch$8,379 million in 1999. In both years, restatement losses related primarily to the effect of the real depreciation of the peso against the dollar on our dollar-denominated debt.

     INCOME TAXES. Income taxes increased to Ch$3,475 million in 2000 from Ch$2,502 million in 1999. This increase was due primarily to a change in Chilean GAAP under which Chilean companies are now required to recognize deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes.

     NET INCOME. As a result of the foregoing, net income increased to Ch$19,275 million in 2000 from Ch$16,799 million in 1999.

5.B. LIQUIDITY AND CAPITAL RESOURCES

     Net cash flow from operations was Ch$53,179 million, Ch$36,071 million and Ch$55,359 million in 2001, 2000 and 1999, respectively. The increase in net cash flow from operations in 2001 compared to 2000 was mainly due to an increase in cash available at year end resulting from the semi-annual interest payment schedule on the notes and the Chilean bonds versus the monthly interest payment schedule on the repaid inter-company loan payable to HQI Chile Holding Limitada and to the effect of the devaluation of the Chilean peso on the revenues expressed in dollars. The decrease in net cash flow from operations in 2000 compared to 1999 reflects the increase of the accounts receivable levels in 2000 from 1999. In 1999, we received in cash amounts owing to us from prior years in respect of settlements and arbitration awards from generators.

     At the time of our acquisition of Transelec in October 2000, we entered into an investment agreement with Endesa relating to our undertaking of several projects in order to increase transmission capacity in the SIC. The principal investments will include the increase in capacity of the transmission network to accommodate the following projects: construction of the Ralco power plant by Endesa; construction of the Taltal power plant by Endesa; and Endesa's supply contract with CGE. The construction of the Polpaico-Quillota transmission line is also one of the projects. The current estimated cost of these capital expenditures, from 2002 to 2005, is $188.0 million. During 2001, we invested $10.3 million in these projects. As of June 28, 2002, we are committed to spend $109.5 million on these projects.

     Other projects that are part of our increase of capacity program (VNR projects), but are not part of the agreement with Endesa and which we are not yet required by contract to undertake, have an estimated cost of $116.0 million. In addition, our capital expenditure program includes investments to renovate, improve and maintain the performance of our transmission systems (non-VNR projects). During 2001 we invested $5.7 million in these areas mainly in regards to the replacement of our SCADA system. Other non-VNR projects in which we intend to invest are the improvement of operating data in substations, the replacement of security facilities, the improvement of the towers in some high voltage transmission lines and the replacement of some microwave connections. For the period 2002 to 2005 this program has an estimated cost of $34.0 million.

     We intend to finance these capital expenditures with cash flow from operations, which we believe will be sufficient to meet our capital expenditure requirements.

     On April 16, 2001 we completed the issuance and sale of UF9.2 million (approximately $216.6 million as of June 26, 2002) aggregate principal amount of bonds in Chile. The bonds were issued in two series. Series A bonds, aggregate principal amount UF6.0 million, will mature in one installment in 2007 and the Series B bonds, aggregate principal amount UF3.2 million, will amortize in 30 installments beginning in 2007 and maturing in 2022. The Chilean bonds contain certain financial covenants that require us to maintain certain levels of assets to debt, debt to capitalization and a minimum shareholder's equity of UF15 million.

     On April 17, 2001 we completed the issuance and sale of the outstanding notes in the aggregate principal amount of $465.0 million. We used the proceeds from the issuance of the outstanding notes, along with some of the proceeds from the issuance of the Chilean bonds to repay the $538.7 million inter-company loan payable owed to our parent Inversiones HQI Chile Holding Limitada.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not applicable.

5.D. TREND INFORMATION

     The 2002 toll report, issued by CDEC-SIC in January 2002, treated some paths of the transmission network as not suitable for basic toll treatment. Those paths were considered by the CDEC-SIC as paths which required additional tolls. However, the toll report did not specify how those paths would be remunerated to us nor which generation company should pay those additional tolls. Some generation companies determined that they did not have to pay any tolls for those paths. The CDEC-SIC expert committee recommended that the paths in controversy should be remunerated as additional tolls. That proposition was rejected by the CDEC-SIC Directory. The dispute was presented to the Economy and Energy Minister, who has yet to issue a final resolution. We expect that the ministry's resolution will confirm the expert committee position, in the sense that all transmission paths must have their corresponding revenues. In the case of an adverse resolution of the controversy against our interests, the toll revenues for the year 2002 will be 11.5% lower than in 2001, valued in Chilean pesos.

     In addition, "Item 5.A -- Operating and Financial Review and Prospects -- Operating results" is incorporated in this "Item 5.D. Operating and Financial Review and Prospects -- Trend information" by reference.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

     We are managed by our board of directors, which in accordance with our by-laws is comprised of five directors who are elected every three years. Cumulative voting is permitted for the election of directors. Under our by-laws, a substitute director for each director is selected by the shareholders annually. If a vacancy occurs, the substitute director fills the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. The current board of directors was appointed during the Ordinary Shareholders' Meeting held on April 23, 2002. Of the five current members of our board of directors, four are also employees of Hydro-Quebec.

     The by-laws require that directors meet at least once a month. Extraordinary board meetings are called when summoned by the president of HQI Transelec or when directed by at least three directors.

     Our current directors are as follows:


NAME                                                                       POSITION           APPOINTED
----                                                                    --------------     --------------
Yves Filion.......................................................      President          April 23, 2002
Jacques Regis.....................................................      Vice-President     April 23, 2002
Maurice Charlebois................................................      Director           April 23, 2002
Gilles Marchand...................................................      Director           April 23, 2002
Pedro Lizana Greve................................................      Director           April 23, 2002

     YVES FILION. Mr. Filion is the President of the board of directors. He has been Deputy Chief Executive Officer of Hydro-Quebec since 1996. From November 1999 to August 2000, he also managed Hydro-Quebec's transmission division, TransEnergie. He was Chief Financial Officer of Hydro-Quebec from 1996 to 1998. Mr. Filion is Chairman of the Board of the Centre d'Innovation Sur le Transport d'Energie du Quebec. He has a degree in Applied Science from the Universite de Sherbrooke.

     JACQUES REGIS. Mr. Regis is the Vice-President of the board of directors. He has been President of TransEnergie, Hydro-Quebec's transmission division, since 1997. From 1996 to 1997, Mr. Regis had been Executive Vice-President of the Generation, Transmission and Distribution Group of Hydro-Quebec. He is Chairman of the Board of Directors of Cedars Rapid Transmission Company and represents Canada on the Management Committee of North-American Electricity Reliability Council. He has a bachelor's degree in Science, a master's degree in Materials Chemistry from the Universite de Montreal and a diploma in Administration from HEC in Montreal, Canada.

     MAURICE CHARLEBOIS. Mr. Charlebois is a member of the board of directors. Before joining Hydro-Quebec as Vice President Human Resources, Mr. Charlebois served as Associate Secretary for Labor Relations (public and semipublic sectors) at the Secretariat du Conseil du Tresor, from 1995 to 2000. In this capacity, he was the Quebec government's chief negotiator, directing all public-sector negotiations and responsible for establishing their terms of reference. Mr. Charlebois holds a degree in economics from the Universite du Quebec a Montreal.

     GILLES MARCHAND. Mr. Marchand is a member of the board of directors. He has been General Counsel of Hydro-Quebec since 1993. Since 1999, he has also held the position of Director-Industrial Security. Mr. Marchand has a law degree from the Universite de Montreal.

     PEDRO LIZANA GREVE. Mr. Lizana is a member of the board of directors. He was President of the Sociedad de Fomento Fabril of Chile from 1993 to 1997. He is a director of various Chilean companies, including Empresa Electrica de Santiago S.A. and Compania Chilena de Medidores S.A. Mr. Lizana has a degree in Business Administration from the Universidad de Chile.

MANAGEMENT

     Our officers are appointed by the board of directors and hold office at its discretion. Our senior management is comprised mainly of former employees of Endesa, all of whom have considerable experience in the electricity industry. Our current management is as follows:

    NAME                                                       POSITION                       APPOINTED
    ----                                           ------------------------------         ----------------
    Guillermo Espinosa Ihnen.....................  Chief Executive Officer                October 23, 2000
    Denis Pelletier..............................  Deputy Chief Executive Officer         June 18, 2001
    Real Paul-Hus................................  Finance Manager                        January 30, 2001
    Hernan Casar Collazo.........................  Project Manager                        January 15, 2001
    Fernando A. Abara Elias......................  General Counsel                        October 23, 2000
    Eduardo A. Andrade Hours.....................  Operations Manager                     October 23, 2000
    Jose A. Valdes Carmona.......................  Commercial Manager                     October 23, 2000
    Julian Nino De Miguel........................  Human Resources and                    October 23, 2000
                                                   Administration Manager

     GUILLERMO ESPINOSA IHNEN. Mr. Espinosa is our Chief Executive Officer. He joined Transelec in 1994 as Commercial Manager after being with Endesa for several years as Operations Manager and Commercial Manager. In 1996, he was appointed Transelec's Operations Manager, a position he held for one year before assuming his current position of CEO. Mr. Espinosa has a degree in Engineering from the Universidad de Chile and has taken advanced engineering courses at Massachusetts Institute of Technology.

     DENIS PELLETIER. Mr. Pelletier is our Deputy Chief Executive Officer. He joined Hydro-Quebec in 1972 and has held various positions, including Managing Director at the Hydro-Quebec Research Institute, Manager of the Gentilly 2 nuclear plant and other managing positions. Mr. Pelletier has a degree in Mechanical Engineering from the Universite Laval in Quebec, Canada.

     REAL PAUL-HUS. Mr. Paul-Hus is our Finance Manager. He has worked at Hydro-Quebec's financial department since 1980. Mr. Paul-Hus has completed various assignments with Hydro-Quebec International related to finance in various parts of the world. He was appointed our Treasurer in December 2000 and our Finance Manager in January 2001. Mr. Paul-Hus has a degree in Electrical Engineering from the Ecole Polytechnique in Montreal, Canada, and an M.B.A. from Harvard University.

     HERNAN A. CASAR COLLAZO. Mr. Casar is our Project Manager. He had been at Endesa since 1970 in different positions related to electrical engineering until he was transferred to Transelec, developing, different transmission projects. In 2000 he returned to Endesa as Project Manager for the second Interconnection Brazil-Argentina transmission line contract. Mr. Casar has a degree in Engineering from the Universidad de Santiago de Chile.

     FERNANDO A. ABARA ELIAS. Mr. Abara is our General Counsel. He has held this position since 1993 following seven years at Endesa's legal department. Mr. Abara is also a professor of Economic Law at Pontificia Universidad Catolica de Chile and has taken substantial training related to the Chilean electricity market. Since 1996, he has also acted as Secretary of the Board of Directors. He has a law degree from the Universidad Catolica de Valparaiso in Chile and a master's degree in Economics and Management for lawyers.

     EDUARDO A. ANDRADE HOURS. Mr. Andrade is our Operations Manager. He has been with Endesa since 1985 as Project Manager in a wide variety of initiatives until he was transferred to Transelec in 1993 as Head of Commercialization and later as Operations Manager. Prior to joining Endesa, Mr. Andrade worked in the telecommunications industry. He has an M.B.A. from the Universidad Adolfo Ibarez in Chile and a degree in Electrical Engineering from the Universidad de Chile.

     JOSE A. VALDES CARMONA. Mr. Valdes is our Commercial Manager. He joined Transelec in 1993 when he was appointed Business Development Manager. In 1996, he was appointed Commercial Manager. Prior to joining Transelec, he worked for Colbun as Business Development Manager and, prior to that for the finance department of the Chilean Ministry of Justice. He has a degree in Industrial Engineering from the Universidad de Chile and has taken courses in project evaluation and corporate finance.

     JULIAN E. NINO DE MIGUEL. Mr. Nino is our Human Resources and Administration Manager. He began working for Endesa in 1990 as Treasurer. In 1992, he worked for Central Costanera, and, in 1993, was appointed Chief Financial Officer for Hidroelectrica El Chocon and, in 1999 for Generacion Argentina, all of which are located in Argentina. In April 2000, he was appointed Administration Manager of Transelec. Mr. Nino has a degree in Commercial Engineering from the Universidad de Concepcion and a B.A. in business from the Universidad Adolfo Ibanez, both of which are located in Chile.

6.B  COMPENSATION

     Directors are paid a fee for attending meetings of the board of directors. Four of our five directors, who are also employees of Hydro-Quebec, have renounced the fee for attending meetings of our board of directors. For the year ended December 31, 2001, we paid an aggregate amount of compensation of Ch$601,278 thousand to all directors and officers. Other non-cash benefits in 2001 included reimbursement of expenses associated with medical insurance policies for our executive officers and the use of our cars during non-working hours. There are no outstanding loans granted by us to our executive officers or members of our board of directors. We are not required under Chilean law to disclose on an individual basis the compensation of our directors and executive officers, and we do not otherwise publicly disclose this information. We do not maintain any pension or retirement programs for our directors or executive officers.

6.C  BOARD PRACTICES

     Our directors are appointed for an initial term of three years. The current terms of all our directors expire on April 23, 2005. Under our by-laws, a substitute director for each director is selected by the shareholders annually. If a vacancy occurs, the substitute director fills the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. The current board of directors was appointed during the Ordinary Shareholders' Meeting held on April 23, 2002. Of the five current members of our board of directors, four are also employees of Hydro-Quebec.

     The board of directors has approved a Code of Ethics for Directors and Executives, which establishes that without prejudice to legislation governing the matter, our directors and executives must adhere to the precepts of the Code, whose goal is to ensure that they maintain the highest corporate ethical standards and management. The Corporate and Management Ethics Committee is responsible for implementing and interpreting this Code. The members of this committee are directors Gillles Marchand, Pedro Lizana and the Secretary of the Board of Directors, Fernando Abara.

6.D  EMPLOYEES

     Our workforce at December 31, 2001 consisted of 264 full-time employees. The following table provides a breakdown of our employees by category.


                                                                                   AT DECEMBER 31,
                                                                                         2001
                                                                                   ---------------
    Executive officers.....................................................                8
    Supervisors............................................................               20
    Professionals (including engineers, accountants and attorneys).........               94
    Technicians............................................................              112
    Clerical and others....................................................               30
                                                                                   ---------------
         Total.............................................................              264
                                                                                   ===============


     We also employ independent contractors for the performance of many of our activities not related to our core business, such as maintenance of transmission lines and equipment, security and our internal communications network.

     Approximately 70.0% of our employees are represented by one of two unions. Our labor relations with unionized employees are governed by collective bargaining agreements which will expire in 2002, 2003 and 2004 and which establish the level of compensation and other benefits of each employee. We believe that our relationship with our employees is generally good.

6.E. SHARE OWNERSHIP

     Not applicable.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

     "Item 4.C. -- Information on the Company -- Organizational structure" is incorporated into this "Item 7.A. -- Major shareholders" by reference.

7.B. RELATED PARTY TRANSACTIONS

     We have engaged in certain transactions with related parties. See note 20 to our financial statements for the three years ended December 31, 2001.

     INTER-COMPANY LOAN PAYABLE TO INVERSIONES HQI CHILE HOLDING LIMITADA

     In connection with our acquisition of the transmission business from Endesa and its subsidiaries in October 2000 and the payment of the purchase price of transmission assets in October 2000, we incurred an inter-company loan payable to our parent company, Inversiones HQI Chile Holding Limitada. The total amount owed was $538.6 million. The inter-company loan was payable in dollars and accrued interest at a rate equal to LIBOR plus 3.5% per year. Interest on the inter-company loan was computed on the basis of a 360-day year. We retired the inter-company loan payable on April 17, 2001 out of the proceeds from the issuance and sale of the notes and the Chilean bonds.

     FORWARD CONTRACTS

     In order to hedge our exposure to fluctuations in the U.S. dollar/Chilean peso exchange rate, in December 2000, we entered into 11 non-deliverable forward exchange contracts with Hydro-Quebec for an aggregate notional amount of $250.0 million. The reference currency for all these contracts was the UF. On April 12, 2001, we entered into a contract to sell forward UF8,658,720 for $230.0 million on April 17, 2001. From the proceeds of the Chilean bond offering we delivered the required amount to settle this contract. In addition, on April 17, 2001, our non-deliverable forward exchange contracts were terminated.

     INTER-COMPANY LOAN RECEIVABLE FROM INVERSIONES HQI CHILE HOLDING LIMITADA

     On April 17, 2001, we loaned $169.4 million (at an interest rate of 7-7/8%) to Inversiones HQI Chile Holding Limitada. The aggregate principal amount of this loan is payable to us upon demand and periodic payments of interest will be made out of dividends, when and if declared, that we pay to Inversiones HQI Chile Holding Limitada. As of December 31, 2001, the balance of the loan, including accrued interest, was $114.9 million. See "Item 11. -- Quantitative and Qualitative Disclosures About Market Risk."

     TECHNICAL ASSISTANCE AGREEMENT

     As of January 1, 2001, HQI Transelec and Hydro-Quebec International Inc. entered into a "Services Agreement" whereby Hydro-Quebec will provide, on an "as requested" basis, advisory, technical and commercial services in the areas of transmission, generation, distribution, engineering, procurement, telecommunications, information technology, human resources, financial services, corporate and legal services.

7.C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.       FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 18. -- Financial Statements."

LEGAL PROCEEDINGS

     We are involved in routine litigation and other proceedings in the ordinary course of our business. We do not believe that any proceedings pending against us are likely to have a material adverse effect on our business or results of operations.

DIVIDENDS

     Our dividend policy is voted on every year at our annual shareholders' meeting. Pursuant to the LEY SOBRE SOCIEDADES ANONIMAS NO. 18046 and the REGLAMENTO DE SOCIEDADES ANONIMAS, which we refer to collectively as the Chilean Corporations Law, we are required to distribute annually as cash dividends to our shareholders at least 30.0% of the net profit in each fiscal year, on a prorated basis of their shares, unless otherwise decided in the relevant shareholders meeting by the unanimous vote of stockholders representing all issued stock.

     Pursuant to the Chilean Corporations Law, and provided there is no loss accumulated, during the fiscal year our board may declare provisional dividends against profits obtained during the same year.

     Under our by-laws, the period for calculation of our balance and profit distribution will be ended as of December 31 of each year, at which point an assets and liabilities general balance will be performed. The balance shall express the new value of the shares and the corporate equity in accordance with the provisions of the law. The dividends will be exclusively paid to the account of net profit of the period or of those withheld from the balances approved by the shareholders' meeting. Should the company have accrued losses, the profits obtained in the period will be first allotted to absorb such losses. Should there be losses in the period, they will be absorbed with the withheld profits.

8.B. SIGNIFICANT CHANGES

     "Item 5.D. -- Operating and Financial Review and Prospects -- Trend information" is incorporated in this "Item 8.B. -- Financial Information -- Significant Changes" by reference.

ITEM 9.       THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

     Not applicable.

9.B. PLAN OF DISTRIBUTION

     Not applicable.

9.C. MARKETS

     There is no trading market for our common stock. Trading in our notes takes place primarily on the Luxembourg Stock Exchange and in over-the-counter markets.

9.D. SELLING SHAREHOLDERS

     Not applicable.

9.E. DILUTION

     Not applicable.

9.F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

     Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a brief summary of certain significant provisions of our by-laws and Chilean corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the Commission) and to the Chilean corporate law.

OBJECTS AND PURPOSES

     We are a privately held corporation with principal place of business and jurisdiction in the Republic of Chile, governed mainly by Chilean laws (including the Chilean Corporations Law) and our by-laws.

     Article four of our by-laws states that our main business purpose is to operate and develop our own or third parties' electric systems, intended for the transportation or transmission of electric power, being able to that effect to acquire and make use of the respective concessions and authorizations and exercise all the rights and faculties conferred by the current legislation to electric companies. Our business purpose also includes the commercialization of the capacity of transportation lines and modification of substations and the equipment related to them, so that the generating plants, both domestic and foreign, may transmit the electric power they produce and reach their consumption centers; the rendering of consulting services in the field of engineering and company management related to its main purpose; and the development of other commercial and industrial activities related to the use of the electric transmission infrastructure.

APPROVAL OF A TRANSACTION WHEN A DIRECTOR IS INTERESTED

     Article sixteen of our by-laws states that directors may only enter into contracts with us in which one or more directors have their own interests or as representatives of another person, when such interests are known or approved by the board and conform to equity conditions similar to those that normally prevail in the market. Notwithstanding the above, directors who have personal interests or as representatives of other persons in regards to a transaction shall inform the board of directors of this situation or they shall abstain from deliberating on said transaction. A decision regarding approval of the transaction will be reached without the director or directors involved, and should the number of eligible directors not form a quorum, said decision will be determined at a meeting of the shareholders.

EQUITY AND SHARES

     VOTING RIGHTS

     Each shareholder is entitled to one vote per each share he possesses or represents. The shareholders may be represented in the meetings by another person, whether a shareholder or not. The power shall be in writing in the form and conditions stipulated by law and the regulations.

SHAREHOLDERS' MEETINGS

     The shareholders will meet in regular and special shareholders' meetings. The regular meetings are held once a year in the first four-month period following the end of our fiscal year, to decide those matters normally dealt with in those meetings. The following are matters to be approved at a regular meeting:

     o the analysis of the company's status and of the management supervisors' reports and the approval or objection of the annual report, balance, statements and financial presentations provided by the board or the company's liquidators;

     o the profit distribution for each period and, particularly, the distribution of dividends;

     o the election or revocation of the board members, liquidators and the management supervisors;

     o    the setting forth of board remuneration; and

     o any other affair related to the company's interests and performance, except for those to be dealt with in a special shareholders' meeting, pursuant to law and to the company's by-laws.

     The following are matters of a special meeting:

     o    the company's dissolution;

     o the company's modification, merger or division and the modification of its by-laws;

     o    the issuance of bonds or debentures, convertible into shares;

     o the alienation of the company's assets and liabilities or of the total of its assets;

     o the awarding of real and personal guarantees to secure third parties' obligations, unless they are affiliate companies, in which case the board's approval will be sufficient; and

     o any other matters that pursuant to law or our by-laws are to be dealt with in a special shareholders' meeting.

     NOTICES

     Notice of shareholders' meetings, both regular and special, must be given through a highlighted advertisement to be published at least on three different days in the newspaper of the corporate domicile and in the form and conditions established by Chilean law. Nevertheless, those meetings attended by the totality of voting shares may be held on a valid basis, even if the formalities required for notice have not been met. The notices for a second call may be published once the first call to meet has failed and, at all events, the new meeting shall be called to be held within forty-five days following the date for the meeting which was not held.

     QUORUM AND VOTING REQUIREMENTS

     The meetings both regular or special will be constituted in first call with shares representing at least the absolute majority of the voting shares, and, in second call with those attending or represented, regardless of number, and the agreements will be adopted by the absolute majority of the attending or represented shares with the right to vote, without prejudice of the special majorities provided by law and by the company's by-laws.

     Only the holders whose shares have been registered in the shareholders registry five business days before the respective meeting is held will be entitled to participate in the meetings and exercise their voice and voting rights.

CHANGE OF CONTROL

     There are no provisions in our by-laws which may have the effect of delaying, deferring or preventing a change of control of our company and that would only operate with respect to a merger, acquisition or corporate restructuring involving us.

DISSOLUTION AND LIQUIDATION

     Upon dissolution, the company will be liquidated by a liquidating commission comprised of three members elected by a shareholders' meeting, which will determine the commission's faculties, obligations, remunerations and period.

     Our by-laws may only be amended by agreement of the shareholders in a special shareholders' meeting. Agreements in shareholders meetings are reached by a majority of the votes of the shareholders attending the meeting. However, amendments to the by-laws relating to the following matters require the vote of at least 2/3 of the issued voting shares:

     o    transformation, division or merger of our company;

     o    amendment of the term of existence of our company, if any;

     o    early dissolution of our company;

     o    change of our corporate domicile;

     o    decrease in our corporate capital;

     o approval of contributions when consisting of assets rather than cash and their assessment;

     o modification of rights reserved to shareholders meetings or modification to the limitations of the board's authority;

     o    decrease in the number of board members;

     o disposal of 50% or more of our assets, whether including liabilities or not, or the proposal or modification to any business plan that contemplates the disposal of more that 50% of our assets;

     o    modification of the manner our corporate benefits are distributed;

     o grant of guarantees to secure third parties' obligations that exceed 50% of our corporate assets, except in case of related companies, where only the board's approval is required;

     o    the acquisition of shares issued by our company; and

     o the correction of formal mistakes in our by-laws related to the issues above that may affect the validity of our company.

10.C. MATERIAL CONTRACTS

     "Item 4.A. -- Information on the Company -- History and development of the company" and "Item 11. -- Quantitative and Qualitative Disclosures About Market Risk" are incorporated in this "Item 10.C. -- Additional Information -- Material contracts" by reference.

10.D. EXCHANGE CONTROLS

     The Central Bank, among other things, is responsible for monetary policies and for exchange controls in Chile. Chilean issuers have been authorized to offer bonds internationally by Chapter XIV, as amended, of Title I of the Compendium of Foreign Exchange Regulations, or the Compendium, issued by the Central Bank. The Compendium was amended on April 19, 2001 (the "New Compendium"). Effective March 1, 2002, the Central Bank introduced amendments to the New Compendium that further simplify foreign exchange operations. Prior to the New Compendium, any international issue of bonds had to be approved by the Central Bank after the submission of an application to the Central Bank through a bank or other participant in the Formal Exchange Market. Absent the Central Bank's authorization, issuers could not offer bonds outside of Chile. In connection with a bond issuance, both the issuer and the issue had to be registered with the Superintendent of Securities and Insurance, or the SVS (SUPERINTENDENCIA DE VALORES Y SEGUROS). The bonds were required to have an average weighted term of not less than two years, weighted on the basis of principal installments and on the assumption that if the issuer has the option to call the bonds, such bonds were deemed to have been called at the earliest possible date for purposes of this requirement. The bonds were required to be issued by a company whose unsecured external debt obligations had been rated at least BB, for its issues with an average weighted term of not less than two years and not over four years, at least BB-, for its issues with an average weighted term of not less than four years, by an internationally recognized statistical rating organization. The notes were approved by the Central Bank on April 10, 2001 in accordance with these regulations.

     The following is a summary of the currently relevant portions of the Central Bank's regulations regarding an issue of bonds to the international markets denominated in a currency other than Chilean pesos. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the New Compendium that pertain to the international issuance of bonds.

     Under the New Compendium, Chilean issuers may freely offer bonds internationally, without the prior approval of the Central Bank and without any of the specific requirements contained in the previous rules (i.e. no registration with the SVS, ratings or minimum weighted average term are needed).

     The prior rules required that the foreign currency proceeds from the international sale of bonds be either brought into Chile or held outside of Chile and used to finance investments outside of Chile or to repay obligations of foreign branches and/or subsidiaries. The proceeds from the initial sale of our notes were brought into Chile in compliance with these regulations. The New Compendium does not restrict the use of funds, which may either be brought into Chile or held outside the country.

     Remittance of U.S. dollars in connection with the notes must be done through the Formal Exchange Market. The New Compendium allows for payments to be made directly abroad. Under the New Compendium no prior consents are required for all payments in respect of the notes, including in the event of the voluntary redemption of the notes by us. However, the Central Bank must be notified of all payments, including any voluntary redemption, after such payments are made. On May 4, 2001 the Central Bank approved our application to have the notes subject to the New Compendium.

     The authorizations granted with respect to the notes are unilateral acts of the Central Bank. Although authorizations of the Central Bank have not been rescinded historically, in connection with the renegotiation of Chile's external debt in 1980s, the Central Bank requested lenders to renegotiate the terms of their loans to Chilean borrowers. We cannot assure you that certain Chilean restrictions applicable to the holders of the notes will be imposed in the future, nor can we assess the duration or impact of such restrictions, if imposed.

10.E. TAXATION

     The following discussion summarizes certain material Chilean tax and United States federal income tax consequences of the purchase, ownership and disposition of our notes. The summary does not purport to be a comprehensive description of all potential Chilean tax and U.S. federal income tax consideration that may be relevant to a decision to own or dispose of the notes and is not intended as tax advice to any particular investor. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the United States. There is currently no income tax treaty between the United States and Chile.

CHILEAN TAXATION

     The following is a general summary of the principal consequences under Chilean tax law with respect to an investment in notes made by a Foreign Holder. It is based on the tax laws of Chile as in effect on the date of this annual report, as well as regulations, rulings and decisions of Chile available on or before such date and now in effect. All of the foregoing are subject to change, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interprets the provisions of Chilean tax law. Chilean tax law may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations find interpretations prospectively. For purposes of this summary, the term "Foreign Holder" means either: (i) in the case of an individual, a person who is not resident in Chile (for purposes of Chilean taxation, an individual holder is resident in Chile if he has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years); or (ii) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or a permanent establishment of such entity in Chile.

     Under Chile's Income Tax Law, payment of interest or premiums, if any, made in respect of the notes will be subject to a 4.0% Chilean withholding tax.

     The Chilean Income Tax Law provides that a Foreign Holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities performed in Chile or from the sale, disposition or other transactions in connection with assets or goods located in Chile. Therefore, any capital gains realized on the sale or other disposition by a Foreign Holder of the notes generally will not be subject to any Chilean taxes, provided that such sales or other dispositions occur outside of Chile.

     A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless notes held by a Foreign Holder are either located in Chile at the time of such Foreign Holder's death, or, if the notes are not located in Chile at the time of a Foreign Holder's death, if such notes were purchased or acquired with monies obtained from Chilean sources. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

UNITED STATES TAXATION

     The following discussion summarizes certain material U.S. federal income tax consequences to beneficial owners arising from the purchase, ownership and disposition of our notes. The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, judicial authority, administrative rulings and practice and Treasury regulations promulgated thereunder, all as in effect and current on the date hereof. Such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect.

     For purposes of this summary, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes (a) an individual who is a United States citizen or resident, (b) a corporation or other entity taxable as such created or organized under the laws of the U.S. or any political subdivision thereof, (c) an estate that is subject to U.S. federal income tax on a net basis with respect to its worldwide income or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder. If a partnership holds notes, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

     This discussion is intended as a summary only and is not intended as tax advice to any particular investor. This summary is not a complete analysis or listing of all potential U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders relating to the notes, and does not address the effect of any United States gift, estate, state or local tax law or foreign tax law on a potential investor in the notes. This summary does not address the tax treatment of U.S. Holders and Non-U.S. Holders that may be subject to special income tax rules, including, without limitation, insurance companies, tax-exempt organizations, banks, U.S. Holders subject to the alternative minimum tax, U.S. Holders and Non-U.S. Holders that are broker-dealers in securities, U.S. Holders and Non-U.S. Holders that hold the notes as a hedge against currency risks, as a position in a "straddle" for tax purposes, or as part of an "integrated transaction" within the meaning of Section 1.1275-6 of the U.S. Treasury Regulations. This summary is generally limited to investors who will hold the notes as "capital assets" within the meaning of Section 1221 of the Code, whose functional currency is the U.S. dollar and who are initial investors who purchase the notes at the issue price within the meaning of Section 1273 of the Code.

     U.S. HOLDERS

     TAXATION OF STATED INTEREST. Stated interest paid on a note will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with the U.S. Holders regular method of tax accounting.

     U.S. FOREIGN TAX CREDIT RULES. Stated interest received or accrued on the notes will constitute income from sources without the United States. If Chilean withholding taxes are imposed, U.S. Holders will be treated as having actually received an amount equal to the amount of such taxes and as having paid such amount to the relevant taxing authority. As a result, the amount of interest income included in gross income by a U.S. Holder will be greater than the amount of cash actually received by the U.S. Holder. A U.S. Holder may be able, subject to certain generally applicable limitations, to claim a foreign tax credit or a deduction for Chilean withholding taxes imposed on payments of stated interest. Stated interest income generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes (or "high withholding tax interest" if the Chilean withholding tax is ever imposed at a rate of 5% or more). The calculation of U.S. foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should, therefore, consult their own tax advisors regarding the application of the U.S. foreign tax credit rules to interest income on the notes.

     PURCHASE, SALE, REDEMPTION, RETIREMENT AND OTHER DISPOSITION OF THE NOTES. In general, a U.S. Holder will generally recognize gain or loss on the sale, redemption, retirement or other disposition of a note in an amount equal to the difference between (i) the amount of cash and the fair market value of property received by such U.S. Holder on such disposition (less any amounts attributable to accrued but unpaid interest which will be taxable as such) and (ii) the U.S. Holder's adjusted tax basis in the note (as described above). A U.S. Holder's adjusted tax basis in a note will equal the acquisition cost of such note to the U.S. Holder decreased by the amount of any principal payments made on the note. Such gain or loss will be capital gain or loss. Net capital gains derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation for non-corporate U.S. Holders (including individuals). Certain limitations exist on the deductibility of capital losses.

     Such gain or loss recognized will generally be U.S.-source gain or loss. Prospective investors should consult their own tax advisors as to the foreign tax credit implications of such sale, redemption, retirement or other disposition of a note.

     NON-U.S. HOLDERS

     Except as otherwise described below, a Non-U.S. Holder of a note will not be subject to U.S. federal income tax by withholding or otherwise on payments of interest on a note or gain realized in connection with the sale, redemption, retirement or other disposition of a note, unless the Non-U.S. Holder is (a) in the case of gain realized by a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or (b) engaged in a trade or business in the United States and the interest or gain on the note, as the case may be, is effectively connected with the conduct of such trade or business. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30.0% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding and information reporting will likely not apply to payments made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder of a note if the holder has provided the required certification that it is not a "United States person" within the meaning of the Code, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person. Payments of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through a foreign office of a broker will likely not be subject to information reporting or backup withholding, except that information reporting and backup withholding may apply to those payments if the broker is:

     o    a United States person;

     o    a controlled foreign corporation for U.S. federal income tax purposes;

     o a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

     o a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the United States office of a broker is likely subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

     Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

10.F. DIVIDENDS AND PAYING AGENTS

      Not applicable.

10.G. STATEMENT BY EXPERTS

      Not applicable.

10.H. DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the United States Securities and Exchange Commission. Copies of our by-laws, this annual report and reports and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1023, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

10.I. SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates and currency exchange rates. From time to time we assess our exposure and monitor opportunities to manage these risks, including entering into derivative contracts.

     In the normal course of business we also face risks that are either non-financial or non-quantifiable. Such risks include country risk, credit risk and legal risk and are not represented in the tables below.

INTEREST RATE RISK

     Interest rate risk exists principally with respect to our indebtedness that bears interest at fixed rates. At December 31, 2001 we had outstanding indebtedness totaling Ch$454,094 million, excluding interest. This indebtedness consists of Chilean bonds totaling UF9.2 million, or Ch$149,616 million, that bear interest at 6.2% and US dollar-denominated notes totaling US$465.0 million, or Ch$304,477 million, that bear interest at 7-7/8%.

     Neither the Chilean bonds nor the US dollar-denominated notes have maturities of principal in the next five years. The fair values of the Chilean bonds and the US dollar-denominated notes were Ch$146,210 million and Ch$314,428 million, respectively, at December 31, 2001.

     We partially compensate for our interest rate risk through a fixed rate loan to Inversiones HQI Chile Holding Limitada totaling US$111.2 million (formerly $169.4 million), excluding accrued interest, or Ch$72,819 million, that bears interest at 7-7/8%. On July 31, 2001, Inversiones HQI Chile Holding Limitada repaid $58.1 million of the principal amount of this loan and $3.9 million in accrued interest. To the extent future amounts of this loan are repaid or we use the proceeds from the loan to fund either our ongoing operations or our future capital expenditures, we will consider entering into hedging arrangements to mitigate our interest rate and currency exchange risks.

     We also have short-term US dollar time deposits totaling US$125.0 million, or Ch$81,863 million, that earn interest at the market prevailing rate at the time of the contract and, accordingly, are carried at fair value.

     The following table summarizes our interest earning assets and debt obligations that are sensitive to changes in interest rates at December 31, 2001.



                                                                                           ESTIMATED FAIR
                                                               EXPECTED MATURITY VALUE      MARKET VALUE
                                                               -----------------------     --------------
                                                                     (IN MILLIONS OF CONSTANT CH$ OF
                                                                     DECEMBER 31, 2001, EXCEPT FOR %)
INTEREST EARNING ASSETS
   Time deposits
      U.S. dollar-denominated...............................           Ch$81,863             Ch$81,863
         Weighted average interest rate.....................                2.1%                    --

INTEREST BEARING LIABILITIES
    Long-term bonds payable
         Fixed-rate Chilean bonds...........................             149,616               146,210
         Weighted average interest rate.....................                6.2%                    --
         Fixed-rate US dollar notes.........................             304,477               314,428
         Weighted average interest rate                                   7.875%                    --

     We continue to have interest rate exposure with respect to the notes that pay interest at fixed rates and the Chilean bonds that pay interest based on changes in inflation in Chile and at a fixed rate. This exposure is partially offset by the loan to our parent discussed above that pays interest at a fixed rate equivalent to the fixed interest rate on the notes.

FOREIGN CURRENCY RISK

     Our principal exchange rate risk involves changes in the value of the Chilean peso to the U.S. dollar. We have US dollar-denominated notes totaling $465.0 million or Ch$304,477 million. Mitigating this exposure, we have the loan issued to Inversiones HQI Chile Holding Limitada described above for $111.2 million (excluding accrued interest), short-term investments in the financial market for $125.0 million, swap contracts for $170.0 million and forward exchange contracts for $36.0 million. Under the swap contracts, the company will pay principal of UF7.3 million and a weighted average interest rate of 9.2% plus price-level restatement and receive $170.0 million and interest at 7.875%. These contracts terminate in 2006 and the payment/receive dates are consistent with the company's US dollar-denominated notes. The forward contracts have a nominal value of $36.0 million and expire in the first half of 2002. The fair value of the company's forwards and swaps at December 31, 2001 represent a liability of Ch$12,859 million.

     The balance sheet exposure to the exchange rate fluctuation is mitigated by the fact that our transmission toll income is associated with the US dollar. Toll contracts are denominated in US dollars, however monthly billing is expressed at their equivalent in Chilean pesos, at the average monthly observed US dollar exchange rate for about 85% of contracts, and at the current US dollar exchange rate on the last day of the month for the rest of the contracts.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

              Not applicable.

                                    PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     We did not default on any of our debt obligations or fail to pay any declared dividends in 2001.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

              Not applicable.

ITEM 15.      [RESERVED]

ITEM 16.      [RESERVED]

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18.      FINANCIAL STATEMENTS

     Pages F-1 to F-53 of this annual report are incorporated into this "Item
18. -- Financial Statements" by reference.

ITEM 19.      EXHIBITS

EXHIBIT NO.

     1* By-laws of HQI Transelec Chile S.A.: TRANSFORMACION INVERSIONES HQI TRANSELEC LIMITADA HOY HQI TRANSELEC CHILE S.A.
              (Transformacion Inversiones HQI Transelec Limitada How HQI Transelec Limitade, today HQI Transelec Chile S.A.).

     2.1* CONTRATO DE EMISION DE BONOS HQI TRANSELEC CHILE S.A. Y BANCO DE CHILE (Indenture Agreement HQI Transelec Chile S.A. and Banco de Chile), dated February 12, 2001.

     2.2* MODIFICACION CONTRATO DE EMISION DE BONOS (Amendment to the Indenture Agreement), dated March 18, 2001.

     2.3* Form of Outstanding Notes for the Company's 7-7/8% Senior Notes due 2011.

     4.1* CONTRATO DE PEAJE BASICO ENTRE EMPRESA NACIONAL DE ELECTRICIDAD S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Basic Toll Agreement between Empresa Nacional de Electricidad S.A. and Compania Nacional de Transmision Electrica S.A.), dated October 23, 2000.

     4.2* CONTRATO DE PEAJE BASICO ENTRE EMPRESA ELECTRICA PANGUE S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Basic Toll Agreement between Empresa Electrica Pangue S.A. and Compania Nacional de Transmision Electrica S.A.), dated October 23, 2000.

     4.3* CONTRATO DE PEAJE BASICO ENTRE EMPRESA ELECTRICA PEHUENCHE S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Basic Toll Agreement between Empresa Electrica Pehuenche S.A. and Compania Nacional de Transmision Electrica S.A.), dated October 23, 2000.

     4.4* CONTRATO DE PEAJE ADICIONAL ENTRE EMPRESA NACIONAL DE ELECTRICIDAD S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Additional Toll Agreement between Empresa Nacional de Electricidad S.A. and Compania Nacional de Transmision Electrica S.A.), dated October 23, 2000.

     4.5* CONTRATO DE PEAJE ADCIONAL ENTRE EMPRESA ELECTRICA PEHUENCHE S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Additional Toll Agreement between Empresa Electrica Pehuenche S.A. and Compania de Transmision Electrica S.A.), dated October 23, 2000.

     4.6* CONTRATO DE PEAJE BASICO POR LINEAS DE INYECCION ENTRE EMPRESA NACIONAL DE ELECTRICIDAD S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Basic Toll Agreement for the Injection Lines between Empresa Nacional de Electricidad S.A. and Compania Nacional de Transmision Electrica S.A.), dated October 23, 2000.

     4.7* CONVENIO SOBRE INVERSIONES FUTURAS ENTRE EMPRESA NACIONAL DE ELECTRICIDAD S.A. Y COMPANIA NACIONAL DE TRANSMISION ELECTRICA S.A. (Future Investments Agreement between Empresa Nacional de Electricidad S.A. and Compania Nacional de Transmision Electrica S.A.), dated October 23, 2000.

* Incorporated by reference to HQI Transelec Chile S.A.'s Offer to Exchange on Form F-4, dated July 26, 2001.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            HQI Transelec Chile S.A.



                                            /s/ Real Paul-Hus
                                            -------------------------------
                                            Real Paul-Hus
                                            Finance Manager and Treasurer



Date:  June 28, 2002

                          INDEX TO FINANCIAL STATEMENTS

                            HQI TRANSELEC CHILE S.A.
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 2001




CONTENTS

Reports of independent accountants..........................................F-2
Balance sheets..............................................................F-6
Statements of income........................................................F-8
Statements of cash flows....................................................F-9
Notes to the financial statements..........................................F-11


Ch$      -    Chilean pesos
ThCh$    -    Thousands of Chilean pesos
UF       -    Unidad de Fomento is an inflation-indexed, peso-denominated monetary unit. The UF is set daily in advance based on the previous month's inflation rate.
US$      -    U.S. dollars
ThUS$    -    Thousands of U.S. dollars

[PricewaterhouseCoopers letterhead]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors,
HQI Transelec Chile S.A.


     We have audited the accompanying consolidated balance sheet of HQI Transelec Chile S.A. and subsidiary as of December 31, 2000 and the related consolidated statements of income and of cash flows for the period from October 23, 2000 to December 31, 2000 and the balance sheet of HQI Transelec Chile S.A. as of December 31, 2001 and the related statements of income and of cash flows for the year then ended, all expressed in constant Chilean pesos of December 31, 2001. These financial statements are the responsibility of the HQI Transelec Chile S.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Chile and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also involves assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HQI Transelec Chile S.A. and subsidiary at December 31, 2000 and the financial position of HQI Transelec Chile S.A. at December 31, 2001 and the results of operations and cash flows for the period from October 23, 2000 to December 31, 2000 and for the year ended December 31, 2001, in accordance with accounting principles generally accepted in Chile.

     Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income and consolidated net income expressed in constant Chilean pesos of December 31, 2001 for the periods from October 23, 2000 to December 31, 2000 and from January 1, 2001 to December 31, 2001, respectively, and the determination of shareholders' equity and consolidated shareholders' equity as of December 31, 2000 and December 31, 2001, respectively, to the extent summarized in Note 25 to the financial statements.



Santiago, Chile                                      /s/ PricewaterhouseCoopers
May 17, 2002

[PricewaterhouseCoopers letterhead]

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors,
HQI Transelec Chile S.A.



     We have audited the accompanying combined statements of income and of cash flows for the Transmission Business (as defined in Note 1 to the financial statements), acquired by HQI Transelec Chile S.A. from Empresa Nacional de Electricidad S.A., for the period from January 1, 2000 to October 22, 2000, all expressed in constant Chilean pesos of December 31, 2001. These financial statements are the responsibility of the HQI Transelec Chile S.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the carved-out financial statements of the Injected assets (as defined in Note 1 to the financial statements) for the period from January 1, 2000 to October 22, 2000, which statements reflect total revenues constituting 18% of the related combined total revenues for that period. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Injected assets, is based solely on the report of other auditors.

     We conducted our audit in accordance with auditing standards generally accepted in Chile and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also involves assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the combined financial statements referred to above present fairly, in all material respects, the results of operations and of cash flows of the Transmission Business for the period from January 1, 2000 to October 22, 2000, in accordance with accounting principles generally accepted in Chile.

     Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of combined net income expressed in constant Chilean pesos of December 31, 2001 for the period from January 1, 2000 to October 22, 2000 to the extent summarized in
Note 25 to the financial statements.



Santiago, Chile                                      /s/ PricewaterhouseCoopers
March 13, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors of HQI Transelec Chile S.A.



We have audited the accompanying combined statements of income and cash flows of the Transmission Business (as defined in Note 1 to the combined financial statements) for the year ended December 31, 1999, all expressed in constant Chilean pesos as of December 31, 2001. These financial statements are the responsibility of HQI Transelec Chile S.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of its operations and its cash flows of the Transmission Business for the year ended December 31, 1999, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net income for the year ended December 31, 1999 and the determination of shareholders' equity as of December 31, 1999, also expressed in constant Chilean pesos as of December 31, 2001, to the extent summarized in Note 25 to the combined financial statements.

Santiago, Chile                                           /s/ Deloitte & Touche
                                                          ---------------------
March 13, 2001, except for the updating to                Deloitte & Touche
December 31, 2001 currency, for which the
date is May 17, 2002

[Deloitte & Touche letterhead]                         [Deloitte & Touche Logo]

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of HQI Transelec Chile S.A.


We have audited the accompanying statement of net liabilities of the Injected Assets of Empresa Nacional de Electricidad S.A. and subsidiaries ("Endesa") as of October 22, 2000, and the related statements of operations and cash flows for the period from January 1, 2000 to October 22, 2000, all expressed in constant Chilean pesos as of December 31, 2001. These financial statements are the responsibility of the HQI Transelec Chile S.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Injected Assets of Endesa as of October 22, 2000, and the results of its operations and its cash flows for the period from January 1, 2000 to October 22, 2000, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the period from January 1, 2000 to October 22, 2000 and the determination of shareholders' equity as of October 22, 2000, also expressed in constant Chilean pesos as of December 31, 2001, to the extent summarized in Note 25 to the financial statements.


Santiago, Chile                                       /s/ Deloitte & Touche
                                                      ---------------------
March 13, 2001, except for the updating               Deloitte & Touche
  to December 31, 2001 currency

                            HQI TRANSELEC CHILE S.A.
                                 BALANCE SHEETS

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                   CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

                                                                                         AT DECEMBER 31,
                                                                                ---------------------------------
                                                                                     2000                2001
                                                                                --------------        -----------
                                                                                (CONSOLIDATED)
                                                                                     ThCh$               ThCh$
ASSETS

CURRENT ASSETS
  Cash                                                                                 90,562             119,762
  Time deposits (Note 6)                                                           19,045,122          81,862,818
  Marketable securities (Note 7)                                                    2,019,472           2,960,188
  Trade accounts receivable (Note 8)                                                8,123,383           8,934,578
  Notes and accounts receivable from
    related companies (Note 20)                                                            -            2,389,387
  Recoverable taxes (Note 17)                                                         105,197           1,479,870
  Deferred income taxes (Note 17)                                                     404,296             179,909
  Other current assets (Note 9)                                                     3,321,314           7,089,614
                                                                                  -----------         -----------
    Total current assets                                                           33,109,346         105,016,126
                                                                                  -----------         -----------

PROPERTY, PLANT AND EQUIPMENT (Note 10)
  Land                                                                              5,383,262           5,385,795
  Buildings and infrastructure                                                    270,351,007         281,185,354
  Machinery and equipment                                                         222,654,255         222,328,823
  Technical revaluation                                                            20,283,237          19,528,482
  Other fixed assets                                                                1,942,952           1,824,294
                                                                                  -----------         -----------
    Subtotal                                                                      520,614,713         530,252,748
  Accumulated depreciation                                                        (44,001,902)        (57,579,571)
                                                                                  -----------         -----------
    Total property, plant and equipment, net                                      476,612,811         472,673,177
                                                                                  -----------         -----------

OTHER ASSETS
  Goodwill, net of accumulated amortization of ThCh$ 1,209,826
    and ThCh$ 6,646,494, respectively (Note 11)                                   123,229,414          98,929,380
  Notes and accounts receivable from related
    companies - long term (Note 20)                                                         -          72,819,412
  Intangibles, net of accumulated amortization of ThCh$ 973,951
    and ThCh$ 1,575,497, respectively                                              22,179,868          21,578,363
  Deferred income taxes (Note 17)                                                           -          19,654,824
  Other long-term assets (Note 9)                                                     692,269          12,691,898
                                                                                  -----------         -----------
    Total other assets                                                            146,101,551         225,673,877
                                                                                  -----------         -----------
    Total assets                                                                  655,823,708         803,363,180
                                                                                  ===========         ===========

The accompanying notes form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                                 BALANCE SHEETS

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                   CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

                                                                                   AT DECEMBER 31,
                                                                          --------------------------------
                                                                              2000                2001
                                                                          --------------       -----------
                                                                          (CONSOLIDATED)
                                                                               ThCh$               ThCh$
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Bonds payable - short term portion (Note 15)                                       -           8,318,443
  Trade accounts payable                                                     2,862,157           3,930,087
  Notes and accounts payable to related companies (Note 20)                321,911,503             270,159
  Accrued liabilities (Note 14)                                              1,710,268           1,121,662
  Other current liabilities (Note 16)                                        3,004,405           4,185,637
                                                                           -----------         -----------
    Total current liabilities                                              329,488,333          17,825,988
                                                                           -----------         -----------

LONG-TERM LIABILITIES
  Long-term bonds payable (Note 15)                                                  -         454,093,822
  Accrued liabilities (Note 14)                                              1,230,145          13,565,705
  Deferred income taxes (Note 17)                                            1,949,176                   -
  Other long-term liabilities                                                  103,912              34,789
                                                                           -----------         -----------
    Total long-term liabilities                                              3,283,233         467,694,316
                                                                           -----------         -----------

COMMITMENTS AND CONTINGENCIES (Note 19)

MINORITY INTEREST                                                               20,056                   -

SHAREHOLDERS' EQUITY (Note 18)
  Common stock                                                             319,754,826         319,754,826
  Retained earnings                                                                  -           3,277,260
  Net income (loss)                                                          3,277,260          (5,189,210)
                                                                           -----------         -----------
    Total shareholders' equity                                             323,032,086         317,842,876
                                                                           -----------         -----------
    Total liabilities and shareholders' equity                             655,823,708         803,363,180
                                                                           -----------         -----------
                                                                           -----------         -----------

The accompanying notes form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                              STATEMENTS OF INCOME

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                   CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

                                                          TRANSMISSION BUSINESS
                                                               (COMBINED)                        HQI TRANSELEC
                                                    -------------------------------    --------------------------------
                                                    FOR THE YEAR                                          FOR THE YEAR
                                                        ENDED               FOR THE PERIODS FROM              ENDED
                                                    -------------     --------------------------------    -------------
                                                    DEC. 31, 1999     JAN.1, 2000 TO   OCT.23, 2000 TO    DEC. 31, 2001
                                                                      OCT. 22, 2000    DEC. 31, 2000
                                                    -------------     --------------   ---------------    -------------
                                                                                       (CONSOLIDATED)
                                                         ThCh$              ThCh$            ThCh$             ThCh$
OPERATING RESULTS

  Net sales                                           84,511,069        68,586,889       17,508,602         89,958,980
  Cost of sales                                      (34,088,292)      (26,701,659)      (5,731,123)       (24,114,695)
                                                     -----------       -----------       ----------        -----------
    Gross margin                                      50,422,777        41,885,230       11,777,479         65,844,285
                                                     -----------       -----------       ----------        -----------
  Selling and administrative expenses                 (1,868,935)       (1,640,946)        (240,227)        (2,593,947)
                                                     -----------       -----------       ----------        -----------

    Operating income                                  48,553,842        40,244,284       11,537,252         63,250,338

NON-OPERATING RESULTS
  Interest income                                      1,784,712         2,711,136          419,274          6,967,702
  Non-operating income (Note 21)                       2,528,878         2,567,258           25,927            272,219
  Amortization of goodwill                                     -               -         (1,209,826)        (5,436,668)
  Interest expense                                   (21,455,607)      (19,615,965)      (5,712,852)       (35,731,518)
  Non-operating expenses (Note 22)                    (3,731,663)         (685,234)        (131,515)          (871,408)
  Price-level restatements (Note 5)                   (8,379,196)       (6,449,038)        (951,048)       (32,894,546)
                                                     -----------       -----------       ----------        -----------
    Non-operating results                            (29,252,876)      (21,471,843)      (7,560,040)       (67,694,219)
                                                     -----------       -----------       ----------        -----------

  Income before minority interest and income taxes    19,300,966        18,772,441        3,977,212         (4,443,881)
  Minority interest                                            -                 -             (405)                 -
  Income taxes (Note 17)                              (2,501,663)       (2,775,220)        (699,547)          (745,329)
                                                     -----------       -----------       ----------        -----------
NET INCOME (LOSS)                                     16,799,303        15,997,221        3,277,260         (5,189,210)
                                                     -----------       -----------       ----------        -----------
                                                     -----------       -----------       ----------        -----------

The accompanying notes form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                            STATEMENTS OF CASH FLOWS
     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                   CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

                                                             TRANSMISSION BUSINESS
                                                                  (COMBINED)                         HQI TRANSELEC
                                                       -------------------------------    ----------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                          (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$               ThCh$
CASH FLOW FROM OPERATING ACTIVITIES

Net income (loss)                                        16,799,303        15,997,221        3,277,260           (5,189,210)
Charges (credits) to income that do not
  represent cash movements:
     Loss on sale of fixed assets                                 -           122,996                -               41,975
     Depreciation of property, plant and equipment       18,588,250        18,783,157        3,758,528           14,885,188
     Impairment of property, plant and equipment          2,903,739                 -                -                    -
     Obsolescence of inventory                              692,107                 -                -                    -
     Amortization of intangibles                            289,752           297,546          116,224              667,730
     Amortization of goodwill                                     -                 -        1,209,826            5,436,668
     Gain on sale of inventory                             (378,824)                -                -                    -
     Provision for arbitration relating to transmission
       tariffs and related settlement                             -        (2,162,343)               -                    -
     Price-level restatements and exchange differences    8,379,196         6,449,038          951,048           32,894,546
     Minority interest                                            -                 -              405                    -
     Deferred income taxes                                        -         1,789,182         (244,767)                   -
     Other                                                 (186,775)       (1,472,021)         (68,233)          (1,022,904)
(Increase) decrease in assets which affect cash flows:
     Trade accounts receivable                            7,161,873        (2,085,176)      (5,407,350)            (750,846)
     Accounts receivable from related companies          (3,050,210)       (8,061,686)               -
     Recoverable taxes                                            -           397,900          664,660
     Inventories                                                  -                 -                               (43,537)
     Other assets                                          (828,954)          182,618           98,299              860,237
Increase (decrease) in liabilities which affect cash
  flows:
     Trade accounts payable                                 973,051          (980,692)         918,410            1,100,751
     Accounts payable to related companies                2,425,016         4,263,832                -                    -
     Accrued liabilities                                    950,913          (282,940)        (304,896)                   -
     Interest payable                                             -                 -                -            6,152,019
     Income tax payable (net)                                     -                 -                -           (1,892,515)
     Value added tax and other taxes                              -                 -                -               38,779
     Other current liabilities                              640,413        (2,011,787)        (125,621)                   -
                                                       -------------     ------------     ------------         ------------
   Net cash provided by operating activities             55,358,850        31,226,845        4,843,793           53,178,881
                                                       -------------     ------------     ------------         ------------
CASH FLOW FROM FINANCING ACTIVITIES
Capital increase                                                  -                 -           31,912                    -
Proceeds from issuance of bonds                                   -                 -                -          430,901,228
Proceeds from short-term financing                       23,701,189         9,330,992                -                    -
Payment of loans                                                  -       (35,556,590)               -                    -
Dividends paid                                          (25,937,845)      (15,123,536)               -                    -
Repayments of long-term borrowings and capital
   lease obligation to related companies                (20,727,022)      (23,262,752)               -         (331,241,937)
Bond issuance and placement expenses                              -                 -                -           (9,860,346)
                                                       -------------     ------------     ------------         ------------
   Net cash (used in) provided by financing activities  (22,963,678)      (64,611,886)          31,912           89,798,945
                                                       -------------     ------------     ------------         ------------
CASH FLOW FROM INVESTING ACTIVITIES

Proceeds from the sale of property, plant and
   equipment                                                 62,651         2,146,238                -               74,878
Investment in subsidiary                                          -                 -     (320,200,267)                   -
Collection of loans from related companies                  108,574        34,314,616            4,619           39,208,951
Additions to long-term notes receivable from
   related companies                                    (28,745,572)                -                -         (103,284,603)
Acquisitions of property, plant and equipment            (3,447,034)       (3,045,474)      (1,298,518)         (10,507,000)
Other                                                       (37,143)                -                -           (2,708,521)
                                                       -------------     ------------     ------------         ------------
   Net cash (used in) provided by investing activities  (32,058,524)       33,415,380     (321,494,166)         (77,216,295)
                                                       -------------     ------------     ------------         ------------
EFFECT OF INFLATION ON CASH AND CASH
   EQUIVALENTS                                             (149,291)         (119,771)         719,262               72,422
                                                       -------------     ------------     ------------         ------------
NET DECREASE (INCREASE) IN CASH AND
   CASH EQUIVALENTS                                         187,357           (89,432)    (315,899,199)          65,833,953
CASH AND CASH EQUIVALENTS AT THE
   BEGINNING OF THE PERIOD                                   17,781           205,138      339,428,053           23,528,854
                                                       -------------     ------------     ------------         ------------
CASH AND CASH EQUIVALENTS AT THE END
   OF THE PERIOD                                            205,138           115,706       23,528,854           89,362,807
                                                       -------------     ------------     ------------         ------------
                                                       -------------     ------------     ------------         ------------

The accompanying notes form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                      STATEMENTS OF CASH FLOWS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001


SUPPLEMENTARY CASH FLOWS INFORMATION

                                                             TRANSMISSION BUSINESS
                                                                  (COMBINED)                         HQI TRANSELEC
                                                       -------------------------------    ----------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                          (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$               ThCh$
CASH PAID FOR:
Interest                                                 19,194,982         13,039,530       4,425,735          17,335,608
Income taxes (net of refunds)                             2,499,542            595,025         437,608             882,161


NON CASH INVESTING AND FINANCING ACTIVITIES
Notes payable incurred for acquisition of
   Injected Assets                                       12,661,423         16,552,766     318,756,007                      -


The accompanying notes form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                       NOTES TO THE FINANCIAL STATEMENTS

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 1  -  THE COMPANY

     HQI Transelec Chile S.A., ("HQI Transelec") is a wholly-owned subsidiary of Hydro-Quebec ("HQ") and was initially formed to acquire the Transmission Business (as defined below) of Empresa Nacional de Electricidad S.A. ("Endesa"). HQI Transelec was incorporated on September 15, 2000 and had no significant operations until its acquisition of the Transmission Business as described in
Note 2. The objective of HQI Transelec is to develop and operate electric power transmission networks.

     HQI Transelec is the largest electricity transmission company in Chile and owns and operates the majority of the assets of the Sistema Interconectado Central ("SIC"), the principal electricity transmission network in Chile. The transmission network operates under an "open access" regime and is subject to the Chilean electricity regulatory framework. HQI Transelec's revenues mainly consist of tolls and transmission charges.

     As described below, on October 23, 2000, HQI Transelec acquired 99.99% of Compania Nacional de Transmision Electrica S.A. ("Transelec"). At the same time, Transelec purchased from Endesa most of Endesa's remaining transmission assets (the "Injected Assets"). Transelec and the Injected Assets together represent the Transmission Business acquired from Endesa. See Note 3 b).

     Per public deed dated January 18, 2001, HQI Transelec purchased from Inversiones HQI Chile Holding Limitada ("Inversiones HQI Chile"), the parent company of HQI Transelec, 96,806 shares of Transelec, corresponding to 0.01% of the share capital, leaving it with 100% of shares of Transelec. This resulted in the merger of the two companies with HQI Transelec absorbing the assets, liabilities, rights and obligations of Transelec, which ceased to exist from that date.

     Transelec was formed in 1993 as a subsidiary of Endesa with the objective of developing and operating facilities for the transmission of electricity. In 1993, Endesa leased to Transelec most of the transmission lines connected to the SIC. This lease was terminated in May 1998, at which time Transelec acquired certain transmission assets from Endesa. In June 1998, Transelec entered into a capital lease with Endesa for additional transmission assets that Transelec operated at that time (the "Capital Lease").

     For the purpose of the notes that follow, references to the Company include both HQI Transelec and the Transmission Business.

NOTE 2  -  ACQUISITION OF TRANSMISSION BUSINESS

     On October 23, 2000, HQI Transelec acquired the Transmission Business from Endesa. The acquisition structure involved three simultaneous transactions and two cash payments. The three transactions included a) acquisition of 100% of all outstanding shares of Transelec (99.99% acquired by HQI Transelec and 0.01% acquired by Inversiones HQI Chile, b) purchase by Transelec of the Injected Assets, and c) extinguishment of the Capital Lease.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

     The two cash payments made at closing were a) US$537,300,000 by HQI Transelec and Inversiones HQI Chile for 100% of the shares of Transelec and b) US$538,646,000 by Inversiones HQI Chile on behalf of Transelec to extinguish intercompany debt between Transelec and Endesa consisting of (i) US$213,157,000 related to the purchase of the Injected Assets (ii) US$279,070,000 related to the Capital Lease and (iii) US$46,419,000 related to the remaining net intercompany obligation of Transelec to Endesa.

     Pursuant to the purchase-sale agreement for Transelec's shares signed by HQI Transelec, Inversiones HQI Chile and HQ, as purchasers and Endesa and Endesa Inversiones Generales S.A. ("Enigesa"), as sellers, the purchasers were required to reimburse the sellers for the difference between the reference net equity referred to in the purchase-sale agreement and the net equity at the close of the transaction on October 23, 2000 if such difference was positive. The purchasers and sellers could not agree on the audited net equity amount and submitted the matter to arbitration in accordance with the purchase-sale agreement. At December 31, 2000, the Company reflected the minimum additional equity payment indicated by the closing audit of ThCh$ 701,251 (historical). On June 29, 2001, a decision was rendered by the arbitrators. A net equity at October 23, 2000 of ThCh$ 190,688,338 was determined, which was greater than the initial reference net equity by ThCh$ 2,668,494. Since a portion of this amount was previously recognized as goodwill at December 31, 2000, goodwill increased by only ThCh$ 1,968,870 (historical) during 2001.

     These cash and noncash transactions have been reflected in the accounts of HQI Transelec as required by accounting principles generally accepted in Chile ("Chilean GAAP") as follows:

a)     ACQUISITION OF TRANSELEC SHARES

                                                                                         ThCh$
                                                                                     -------------
Cash paid for 99.99% of Transelec's shares by HQI Transelec                           320,200,267
Additional purchase price accrued and paid in cash in 2001                                722,990
                                                                                     -------------
     Total                                                                            320,923,257
Less: 99.99% of the net book value of Transelec                                       196,484,017
                                                                                     -------------
Original goodwill recorded by HQI Transelec                                           124,439,240
Difference in opening equity value paid in cash in 2001                                 1,998,404
                                                                                     -------------
     Total goodwill                                                                   126,437,644
                                                                                     =============


b)     ASSUMPTION OF INTERCOMPANY DEBT
                                                                                         ThCh$
                                                                                     -------------
Liability transferred to Transelec by Inversiones HQI Chile
   for US$538,646,000 (see Note 20 b)                                                 318,756,007
                                                                                     =============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

c)     VALUATION OF INJECTED ASSETS

     Injected Assets were recorded at their acquisition cost by Transelec of ThCh$ 126,957,720 as compared to their Endesa net book value of ThCh$ 54,515,574.

     As a consequence of acquisition of the Transmission Business by HQI Transelec, the financial statements of the Transmission Business for periods prior to October 23, 2000 are not fully comparable to the financial statements of HQI Transelec. The more significant differences relate to the amortization of goodwill, higher interest expense related to the intercompany debt at a different interest rate, greater exposure to exchange rate fluctuations as all intercompany debt is now dollar denominated and the increased depreciation related to the HQI Transelec's higher basis in the Injected Assets.

NOTE 3  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   BASIS OF PREPARATION

     The financial statements of HQI Transelec at December 31, 2001 have been prepared in conformity with accounting principles generally accepted in Chile issued by the Chilean Institute of Accountants, and specific instructions and regulations issued by the Superintendent of Securities and Insurance Companies ("Chilean GAAP"). The latter predominate over the former in the event of discrepancy.

     The consolidated financial statements as of December 31, 2000 and for the period between October 23 and December 31, 2000 have been prepared in conformity with Chilean GAAP, and include the assets, liabilities and results of HQI Transelec Chile S.A. and 99.99% of its subsidiary, Transelec. All significant balances and transactions among the companies have been eliminated in consolidation, as well as unrealized gains on losses arising from such transactions. The participation of minority shareholders in the subsidiary has been given effect in the consolidated financial statement under Minority interest.

b) BASIS OF PRESENTATION OF THE COMBINED STATEMENTS OF INCOME AND STATEMENTS OF CASH FLOWS OF THE TRANSMISSION BUSINESS

     The combined statements of income and of cash flows have been prepared in accordance with Chilean GAAP.

     The combined statements of income and of cash flows for the year ended December 31, 1999 and for the period from January 1, 2000 to October 22, 2000, represent the Transmission Business acquired from Endesa and combine the historical statements of income and of cash flows of Transelec and the Injected Assets on a carve-out basis. The financial information related to the Injected Assets was derived from Endesa's historical accounting records and reflects revenues, expenses and cash flows that were directly related to the Injected Assets as they were operated within Endesa. All significant transactions between Transelec and the Injected Assets have been eliminated in combination, as well as unrealized gains and losses arising from such transactions.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

     The financial information related to the Injected Assets includes allocations of general corporate overhead expenses related to the corporate headquarters and common support activities of the Transmission Business, including information technology, financial, treasury, legal insurance and other corporate functions as well as certain costs of operations including office rent and facility charges. Corporate administrative and selling costs not specifically attributable to the Injected Assets have been allocated to the Transmission Business pro rata based on operating revenues.

     Debt and interest expense have been allocated to the Injected Assets based on Endesa's overall borrowings and interest expense. Dividends related to earnings attributable to the Injected Assets have been accrued consistent with Transelec's dividend policy and are deemed paid through the intercompany account.

     All of the allocations and estimates in the combined statements of income and cash flows of the Transmission Business are based on assumptions management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Transmission Business had operated as a separate entity.

c)   PRICE-LEVEL RESTATEMENTS

     Price-level restatements consists of three components as follows: i) restatements for the effects of variations in purchasing power of the Chilean peso; ii) restatements of monetary assets and liabilities denominated in index-linked Unidades de Fomento units ("UF"); and iii) restatements of assets and liabilities denominated in foreign currencies.

     i) RESTATEMENTS FOR THE EFFECTS OF VARIATIONS IN PURCHASING POWER OF THE CHILEAN PESO

     These financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year.

     For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, equity accounts and the income and expense accounts have been restated in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

     In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of statistics, which was 2.6%, 3.6%, 1.1% and 3.1% for the year ended December 31, 1999, the periods from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000, and for the year ended December 31, 2001, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for the financial reporting purposes in Chile. For comparative purposes, the financial statements for the year ended December 31, 1999, the periods from January 1, 2000 to October 22, 2000 and October 23, 2000 to December 31, 2000 as well as for the year ended December 31, 2001, and amounts disclosed in the related notes, have been restated in terms of Chilean pesos of December 31, 2001 purchasing power.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

     The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     ii)     ASSETS AND LIABILITIES DENOMINATED IN UFs

     Certain assets and liabilities are denominated in UFs. Each UF was equivalent to Ch$15,066.96 at December 31, 1999, Ch$15,769.92 at December 31, 2000 and Ch$16,262.66 at December 31, 2001. Increases and decreases in UFs are recorded in income.

     iii)     ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

     Assets and liabilities in foreign currency included in the balance sheets and detailed in Note 13 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each period end (historical rates of Ch$530.07 per US$1 at December 31, 1999, Ch$573.65 per US$1 at December 31, 2000 and Ch$ 654.79 per US$1 at December 31, 2001). Transaction gains and losses are recorded in income.

d)   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

e)   TIME DEPOSITS

     Investments in time deposits are recorded at cost plus accrued interest and price-level restatements at each year end.

f)   MARKETABLE SECURITIES

     Marketable securities include investments in mutual funds which are valued at their quoted market value at each year end.

g)   TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts. Based on an aging of its trade accounts receivable, the Company determined that no significant uncollectable accounts existed as of December 31, 2000 and 2001, and accordingly, no allowance was recorded.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

h)   RESALE AGREEMENTS

     Other current assets include purchases under resale agreements, which are recorded at their initial investment value at purchase date plus accrued interest and price-level restatements.

i)   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost plus price-level restatement, less accumulated depreciation. Expenditures for significant improvements, or replacement parts, which extend the useful life of an asset for more than one year, are capitalized while maintenance and repair costs are expensed as incurred. Property, plant and equipment, less salvage value of 5% for assets purchased until 1999, are depreciated using the straight-line method over the estimated useful lives.

     Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Fair value is based on current appraisal values.

     During 2001, the remaining useful lives of some assets (including lines and electrical equipment) were modified, extending the period for depreciation by an average of 25 years.

j)   GOODWILL

     Goodwill represents the difference between the purchase value of shares of Transelec and the proportional equity value of the investment on the purchase date amortized over a 20-year period.

k)   INTANGIBLES

     Intangibles consist of rights of way that are amortized, beginning in 1998, on a straight-line basis over 40 years in accordance with Technical Bulletin
No. 55 of the Chilean Institute of Accountants.

l)   BONDS PAYABLE

     This item includes, in long-term, the obligation incurred through the issuance of bonds by the Company at nominal value plus price-level restatements at year end and, in short-term, accrued interest at year end. The difference between the nominal value and the placement value is amortized on a straight-line basis until maturity and is presented in Other current assets and Other long-term assets.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

m)   SEVERANCE INDEMNITIES

     The provision for severance payments contracted with personnel, who acquire such rights when they have completed 15 years service, is shown at the present value of the future estimated cost of the benefit, using an annual interest rate of 6.5% (9.5% in 1999) and assuming an average tenure in the Company of 35 years. With respect to those employees with less than 15 years of service, an average of 75% of the benefit has been accrued at present value.

n)   EMPLOYEE VACATIONS

     In conformity with Technical Bulletin No. 47 issued by the Chilean Institute of Accountants, the annual cost of employee vacations is recorded as an expense in the financial statements on an accrual basis.

o)   REVENUE RECOGNITION

     The Company recognizes in net sales revenue from tolls and transmission charges when electricity is transmitted and service revenue when services are provided. The Company recognizes adjustments to income arising from arbitration proceedings when decisions are received.

p)   INCOME TAXES AND DEFERRED INCOME TAXES

     The Company has recognized its current tax obligations in conformity with current legislation.

     As from January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants, considering the tax rate at the estimated date of reversal. Deferred income taxes at January 1, 2000 that were not previously recorded were recognized in the balance sheet along with equivalent contra accounts so that there was no impact related to the adoption of the standard at January 1, 2000. The contra accounts will be amortized over the period of reversal of the deferred income tax asset or liability to which they relate, so that there is no effect on results related to the deferred income taxes recognized at January 1, 2000. However, as the temporary differences that gave rise to these tax assets and liabilities reverse, they will be reflected in the current income tax expense of the Company beginning in 2000.

     Until December 31, 1999, deferred income taxes were recorded on the basis of timing differences between tax and financial results that were not going to be offset by new timing differences of a similar nature.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

q)   DERIVATIVE CONTRACTS

     As of December 31, 2000 and 2001, the Company maintained derivative hedging contracts designed to minimize exposure to the risk associated with fluctuations in exchange rates with respect to exchange positions in foreign currency denominated assets and liabilities.

     The hedging contracts entered into by the Company included foreign exchange forward contracts and swaps and were recorded at fair value as either assets or liabilities in the balance sheet. At December 31, 2000 and 2001, the Company maintained a net loss position with the aforementioned derivatives and unrealized losses were recognized as a charge to income.

r)   DEBT SECURITY ISSUANCE AND PLACEMENT EXPENSES

     The Company has deferred the expenses incurred in the issuance and placement of debt obligations during 2001. These deferred charges are recorded under Other long-term and short-term assets, and are amortized using the straight-line method until maturity of the obligations.

s)   STATEMENTS OF CASH FLOWS

     For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less, including securities purchased under resale agreements, to be cash equivalents.

     Cash flows from operating activities include all cash flows related to primary operating activities of the Company and include interest paid, interest income and, in general, all cash flows that are not defined as investing or financing activities. The concept of operations used in this statement is broader than that used in the statement of income.

The balances of cash and cash equivalents were as follows:

                                                             TRANSMISSION BUSINESS
                                                                  (COMBINED)                           HQI TRANSELEC
                                                       -------------------------------    -------------------------------------
                                                       FOR THE YEAR                                             FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                 ENDED
                                                       -------------     ---------------------------------      -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO      DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------      -------------
                                                                                          (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$                ThCh$
Cash                                                       205,138          115,706              90,562              119,762
Time deposits                                                    -                -          19,045,122           81,862,818
Marketable securities                                            -                -           2,019,472            2,960,188
Securities purchased under resale agreements                     -                -           2,373,698            4,420,039
                                                       -------------     ---------------  --------------        -------------
     Total                                                 205,138          115,706          23,528,854           89,362,807
                                                       =============     ===============  ==============        =============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 4  -  ACCOUNTING CHANGES

     Effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accounting concerning deferred income taxes. This bulletin requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. This change resulted in a net charge (credit) to income for the period from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000 of ThCh$ 3,478,823 and ThCh$ (258,889), respectively.

     The cumulative effect of this accounting change for the years prior to 2000 resulted in the recognition of a net deferred tax liability and an offsetting net asset (contra account) of ThCh$ 948,478 at January 1, 2000. The liability and the asset are being offset over the projected period of reversal of such temporary differences without affecting net income. However, there will be an effect on future results arising from the recognition of the reversal of these temporary differences in the current income tax provisions of such periods.

     As discussed in Note 3 i), the Company changed the useful life of some assets included in property, plant and equipment, resulting in a decrease in the charge to income for depreciation during 2001 of approximately ThCh$ 5,240,000.

NOTE 5  -  PRICE-LEVEL RESTATEMENTS

The price-level restatements were as follows:

                                                             TRANSMISSION BUSINESS
                                                                  (COMBINED)                           HQI TRANSELEC
                                                       -------------------------------    -------------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                          (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$               ThCh$
Restatement of:
   Fixed and other assets                                11,256,210         14,344,537      6,570,822            21,847,904
   Exchange differences                                  (9,365,455)        (7,669,250)    (1,980,437)          (22,362,892)
   Swap contracts                                                 -                  -              -            (9,502,494)
   Forward exchange contracts                              (961,226)        (2,331,935)    (2,174,210)            1,786,570
   UF adjustments                                        (3,645,713)        (4,071,655)       207,806           (13,932,198)
   Other liabilities                                       (202,604)                 -         (4,875)                    -
   Shareholders' equity                                  (4,842,053)        (6,096,623)    (3,154,918)           (9,712,895)
                                                       -------------     ---------------  --------------       -------------
   Net result of restatement of assets and liabilities   (7,760,841)        (5,824,926)      (535,812)          (31,876,005)
   Income statement accounts                               (618,355)          (624,112)      (415,236)           (1,018,541)
                                                       -------------     ---------------  --------------       -------------
   Net price-level restatements                          (8,379,196)        (6,449,038)      (951,048)          (32,894,546)
                                                       =============     ===============  ==============       =============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 6  -  TIME DEPOSITS

Time deposits were as follows:

                                                                        AT DECEMBER 31,
                                         --------------------------------------------------------------------------
                                                          2000                                     2001
                                         ---------------------------------       ----------------------------------
                                                     (CONSOLIDATED)
                                           CURRENCY OR                             CURRENCY OR
BANK                                     INDEXATION UNITS          ThCh$         INDEXATION UNITS           ThCh$
----                                     ----------------       ----------       -----------------       ----------
Bank of America                            Nominal pesos         1,665,118               -                        -
Banco Santander                            Nominal pesos         1,892,653               -                        -
Banco Corp Banca                           Nominal pesos         1,728,912               -                        -
Banco de Chile                             Nominal pesos         2,290,243              US$               6,558,412
Banco Security                             Nominal pesos           443,578              US$                 997,153
Scotiabank (Banco Sudamericano)            Nominal pesos         1,846,558              US$               5,903,623
Banco Credito e Inversiones                Nominal pesos         2,281,527               -                        -
Banco Santiago                             Nominal pesos         2,603,032              US$               3,978,576
Banco Bice                                 Nominal pesos         1,122,831               -                        -
Citibank                                   Nominal pesos           769,580              US$               9,794,717
Dresdner Banque Nat. de Paris              Nominal pesos         1,599,754              US$              14,583,776
Banco Edwards                                     -                      -              US$              13,972,593
Banco BBVA BHIF                                   -                      -              US$               4,943,077
Banco ABN Amro                                    -                      -              US$              14,501,166
Banco HSBC                                        -                      -              US$               6,629,725
Banco del Desarrollo                       Indexed Pesos           801,336               -                        -
                                                                 ----------                              ----------
     Total                                                       19,045,122                              81,862,818
                                                                 ==========                              ==========


NOTE 7  -  MARKETABLE SECURITIES

Marketable securities included investments in money market mutual funds as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                  (CONSOLIDATED)
                                                                       ThCh$                         ThCh$
FINANCIAL INSTITUTION
---------------------
BHIF                                                                         542,002                       580,884
Banchile                                                                     596,747                       481,662
Citicorp                                                                     632,389                        18,546
Santander                                                                    248,334                       300,264
Santiago                                                                           -                       655,254
Sudamericano                                                                       -                       500,367
Credito e Inversiones                                                              -                       423,211
                                                             -----------------------       -----------------------
     Total                                                                 2,019,472                     2,960,188
                                                             =======================       =======================

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 8  -  TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                       ThCh$                         ThCh$
                                                                  (CONSOLIDATED)
Tolls and transmission charges - Endesa and subsidiaries                   6,505,948                     6,187,092
Tolls and transmission charges - other customers                           1,389,042                     2,356,081
Services provided to other parties                                           228,393                       391,405
                                                             -----------------------       -----------------------
     Total                                                                 8,123,383                     8,934,578
                                                             =======================       =======================


NOTE 9  -  OTHER ASSETS

a)   Other current assets were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                       ThCh$                         ThCh$
                                                                  (CONSOLIDATED)
Securities purchased under resale agreements (1)                           2,373,698                     4,420,039
Inventories                                                                   35,245                        78,782
Miscellaneous receivables                                                    337,071                       276,722
Prepaid expenses                                                             452,628                       655,072
Deferred expenses on bond placements (Note 23)                                     -                     1,052,476
Deferred discount on bond placements                                               -                       592,349
Other                                                                        122,672                        14,174
                                                             -----------------------       -----------------------
     Total                                                                 3,321,314                     7,089,614
                                                             =======================       =======================

(1) At December 31, 2000 and 2001, the Company had resale agreements of promissory notes with various banks in Chile. The agreements had maturities between January 8 and January 25, 2001 and between January 2 to January 17, 2002, respectively. The monthly average interest rates on the resale agreements was 0.66% and 0.52% for 2000 and 2001, respectively.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

b)   Other long-term assets were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                       ThCh$                         ThCh$
                                                                  (CONSOLIDATED)
Deferred expenses on bond placements (Note 23)                                     -                     7,930,806
Miscellaneous receivables                                                    654,022                       441,858
Deferred discount on bond placements                                               -                     3,968,247
Payments in advance                                                                -                       290,448
Other                                                                         38,247                        60,539
                                                             -----------------------       -----------------------
     Total                                                                   692,269                    12,691,898
                                                             =======================       =======================

NOTE 10  -  PROPERTY, PLANT AND EQUIPMENT

a) Depreciation for the year ended December 31, 1999, and for the periods from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000 and for the year ended December 31, 2001, amounted to ThCh$ 18,588,250, ThCh$ 18,783,157, ThCh$ 3,758,528 and ThCh$ 14,885,188, respectively.
Depreciation is determined by the straight-line method based on the estimated useful lives of the price-level restated assets, summarized as follows:

                                                                      Years
                                                                    ---------
       Buildings and infrastructure                                 35  -  65
       Machinery and equipment                                      10  -  35
       Technical revaluation                                            40
       Other fixed assets                                               10

b) No interest expense was capitalized during the year ended December 31, 1999, the periods from January 1, 2000 to October 22, 2000 and October 23, 2000 to December 31, 2000, nor for the year ended December 31, 2001.

c)   Capital lease

     On June 26, 1998, Transelec and Endesa entered into the Capital Lease containing a purchase option through which Transelec received form Endesa assets whose net book value, as of May 31, 1998, amounted to ThCh$ 177,230,517 (historical). Such assets were recorded in Other fixed assets as of December 31, 1999.

     The Capital Lease had a duration of 96 months starting from June 30, 1998 and terminating on May 31, 2006. The Capital Lease agreement was extinguished with HQI Transelec's acquisition of the Transmission Business from Endesa on October 23, 2000 as discussed in Note 2.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

d)   Impairment charge

     Due to a significant decrease in the fair value of certain assets, the Transmission Business performed a review of property, plant and equipment during the year ended December 31, 1999 and recorded an impairment provision of ThCh$ 2,903,739 in Other non-operating expenses.

e)   Changes in estimate

     During the period from January 1, 2000 to October 22, 2000, the Transmission Business made a review of the asset values related to the Injected Assets. For certain fully depreciated assets the residual values were adjusted to one peso. The effect of this change in estimate was to increase depreciation expense for the period by ThCh$ 1,834,184.

     During 2001, the Company reviewed the remaining useful lives of lines and electrical equipment. The useful lives of certain assets were modified, extending the period for depreciation by an average of 25 years. The effect of the change resulted in a decrease in the charge to income for depreciation during 2001 of approximately ThCh$ 5,240,000.

NOTE 11  -  GOODWILL

     Goodwill arose as a result of the acquisition of Transelec as described in
Note 2. The accumulated amortization at December 31, 2000 and December 31, 2001 amounted to ThCh$ 1,209,826 and ThCh$ 6,646,494 respectively. The goodwill is being amortized over a term of twenty years.

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                       ThCh$                         ThCh$
                                                                  (CONSOLIDATED)
Opening balance                                                          124,439,240                   124,439,240
Transfer to deferred income taxes (1)                                              -                   (20,861,770)
Opening equity balance difference (Note 2)                                         -                     1,998,404
                                                             -----------------------       -----------------------
                                                                         124,439,240                   105,575,874
Amortization of goodwill                                                  (1,209,826)                   (6,646,494)
                                                             -----------------------       -----------------------
     Total                                                               123,229,414                    98,929,380
                                                             =======================       =======================

(1) Corresponds to the deferred income tax asset generated by the allocation for income tax purposes of goodwill to property, plant and equipment as a result of the absorption of Transelec by HQI Transelec. Consequently, goodwill was reduced by the equivalent amount of the deferred tax created by the difference in basis for tax and financial statement purposes.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 12  -  SHORT-TERM BANK LOANS

     At December 31, 2000 and 2001, HQI Transelec had ThCh$ 7,957,450 and ThCh$ 1,000,000 respectively of short-term lines of credit that were unused and available for borrowing on an unsecured basis.

NOTE 13  -  ASSETS AND LIABILITIES IN FOREIGN CURRENCY

     Assets and liabilities in foreign currency were presented in Chilean pesos at the respective exchange rates at the close of each year. These assets and liabilities were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                  (CONSOLIDATED)
                                                                       ThCh$                         ThCh$
Assets
------

Cash (US$)                                                                    63,562                        10,878
Time deposits (US$)                                                       19,045,122                    81,862,818
Notes and accounts receivable from related companies (US$)                         -                     2,389,387
Miscellaneous receivables-long term (UF)                                     654,022                       441,858
Notes and accounts receivable
   from related companies - long-term (US$)                                        -                    72,819,412
                                                             -----------------------       -----------------------
     Total assets                                                         19,762,706                   157,524,353
                                                             =======================       =======================

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                  (CONSOLIDATED)
                                                                       ThCh$                         ThCh$
Liabilities
-----------

Notes and accounts payable to related companies (US$)                    321,911,503                       270,159
Interest payable (UF)                                                              -                     3,045,593
Interest payable (US$)                                                                                   5,272,850
Forward contracts (US$)                                                            -                       592,800
Bonds payable (UF)                                                                 -                   149,616,472
Bonds payable (US$)                                                                -                   304,477,350
Other current liabilities (US$)                                               27,259                             -
Other long-term liabilities (UF)                                              68,045                             -
Swap contracts (US$ / UF)                                                          -                    12,266,406
                                                             -----------------------       -----------------------
     Total liabilities                                                   322,006,807                   475,541,630
                                                             =======================       =======================

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 14  -  ACCRUED LIABILITIES

     Accrued liabilities were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                  (CONSOLIDATED)
                                                                       ThCh$                         ThCh$
Short term
----------

Staff severance indemnities (a)                                               40,225                             -
Accrued payroll and other benefits                                           502,697                       625,118
Accrued employee vacations                                                   422,050                       389,241
Additional purchase price (Note 2)                                           722,990                             -
Other accruals                                                                22,306                       107,303
                                                             -----------------------       -----------------------
     Total short-term                                                      1,710,268                     1,121,662
                                                             =======================       =======================
Long term
---------
Staff severance indemnities (a)                                            1,230,145                     1,299,299
Swap contracts (b)                                                                 -                    12,266,406
                                                             -----------------------       -----------------------
     Total long-term                                                       1,230,145                    13,565,705
                                                             =======================       =======================


a) The charge to income for staff severance indemnities for the year ended December 31, 1999, for the periods from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000, and for the year ended December 31, 2001 amounted to ThCh$ 1,026,914, ThCh$ 382,541, ThCh$ 89,544 and ThCh$ 100,074, respectively.

b)   See Note 24 for a detailed description of the swap contracts.

NOTE 15  -  SHORT-TERM AND LONG-TERM OBLIGATIONS (PROMISSORY NOTES AND BONDS)

a)   Chilean bonds

     On April 2, 2001 the Company registered its first bond issue for a maximum of UF 10,000,000 with the Superintendent of Securities and Insurance Companies. Of this amount, UF 9,200,000 were sold on April 16, 2001.

The terms of these bonds are as follows:

Issuer              :    HQI Transelec
Securities issued   :    Bearer bonds in local currency, denominated in UFs.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

Maximum issueable   :    10,000,000 Unidades de Fomento divided into
                         SERIES A
                         Series A-1 : Up to UF 3,000,000 (3,000 bonds at UF 1,000 each).
                         Series A-2 :Up to UF 4,000,000 (400 bonds at UF 10,000 each).
                         SERIES B
                         Series B-1: Up to UF 1,000,000 (1,000 bonds at UF 1.000 each).
                         Series B-2: Up to UF 3,000,000 (300 bonds at UF 10,000 each).

Indexation          :    Change in UF

Maturity            :    Series A in 6 years and Series B in 21 years.

Capital amortization:    Series A, in one installment, upon maturity, and Series B, payable half-yearly, in increasing amounts, commencing September 1, 2007.

Early redemption    :    Series A: No early redemption and Series B: commencing  September 1, 2009 on any of its stated payment dates of interest or interest and capital amortization.

Interest rate       :    Series A and B bonds  accrue at 6.20% annual interest rate on the outstanding capital, expressed in UFs. Interest is calculated over a period of 360 days, upon maturity and payable half-yearly.

Interest payments   :    Half-yearly payments on March 1 and September 1 starting  September 1, 2001.
                         Interest accrued at year-end amounts to ThCh$ 3,045,593 and is presented in Current liabilities.

Guarantees:         :    This issue has no special guarantees, except for the general guarantee on all of the issuer's assets.

Period of placement :    36  months, as from the date of registration with the Superintendent of
                         Securities and Insurance Companies.

b)   Foreign bonds

The Company issued and sold its bonds in the international market on April 17, 2001 as follows:

Issuer                :    HQI Transelec

Securities issued     :    US$ (Yankee Bonds) traded in the U.S. market.

Issue value           :    ThUS$ 465,000 of a single series.

Indexation            :    Change in United States dollar.

Maturity                   The bonds mature on April 15, 2011.

Nominal interest rate :    7.875% per annum.

Interest payments     :    On April 15 and October 15 each year, commencing on October 15, 2001.
                           Interest accrued at year-end amounts to ThCh$ 5,272,850 and is presented in Current liabilities.

On September 5, 2001, these bonds were exchanged for publically tradable bonds with the identical terms pursuant to a registration statement on Form F-4 declared effective by the Securities and Exchange Commission of the United States on July 26, 2001.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

c)   LONG-TERM BONDS PAYABLE

     Long-term bonds payable at December 31, 2001 were as follows:

                                                  NOMINAL
                                                  AMOUNT        INTEREST      FINAL         AMORTIZATION           AT
DESCRIPTION (1)        CURRENCY       SERIES      PLACED          RATE       MATURITY         PAYMENTS        DEC. 31, 2001
---------------        --------       -------   -----------     --------    ----------     --------------    ---------------
                                                                                                                   ThCh$
Chilean bonds          UF             A1          2,000,000      6.20%      03/01/2007      At maturity           32,525,320
Chilean bonds          UF             A2          4,000,000      6.20%      03/01/2007      At maturity           65,050,640
Chilean bonds          UF             B1            200,000      6.20%      03/01/2022       From 2007             3,252,532
Chilean bonds          UF             B2          3,000,000      6.20%      03/01/2022       From 2007            48,787,980
Foreign bonds          USD$           Sole      465,000,000      7.875%     04/15/2011      At maturity          304,477,350
                                                                                                             ---------------
                                                                            TOTAL LONG-TERM BONDS PAYABLE        454,093,822
                                                                                                             ===============

(1) Interest payments for the bonds are on a semi-annual basis.

NOTE 16  -  OTHER CURRENT LIABILITIES

     Other current liabilities were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                  (CONSOLIDATED)
                                                                       ThCh$                         ThCh$
Miscellaneous creditors                                                    1,583,986                     2,275,787
Employee benefit and tax withholdings                                      1,399,822                     1,304,247
Forward contracts                                                                  -                       592,980
Other                                                                         20,597                        12,623
                                                             -----------------------       -----------------------
     Total                                                                 3,004,405                     4,185,637
                                                             =======================       =======================

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 17  -  INCOME TAXES AND DEFERRED INCOME TAXES

a)   The income tax provisions in the statements of income were as follows:

                                                             TRANSMISSION BUSINESS
                                                                  (COMBINED)                         HQI TRANSELEC
                                                       -------------------------------    -----------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                          (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$               ThCh$
Current provision for income tax                         (2,501,663)           (985,574)       (944,314)             (14,331)
Deferred income taxes                                             -          (1,789,646)        244,767              517,351
Other charges (1)                                                 -                   -               -           (1,248,349)
                                                       -------------     ---------------  --------------       --------------
     Total (2)                                           (2,501,663)         (2,775,220)       (699,547)            (745,329)
                                                       =============     ===============  ==============       ==============


(1) At December 31, 2001, the Company had not provided for income tax due to tax losses amounting to ThCh$ 17,042,607. Nonetheless, as a result of the merger with Transelec, on March 31, 2001 the Company paid income taxes amounting to ThCh$ 1,248,349, corresponding to the taxable income of the subsidiary for the period between January 1 and 31, 2001.

(2) At December 31, 2001, the Company originally did not record a deferred income tax asset for the temporary difference arising from the swap contracts (Note 24) and overstated the deferred income tax asset for tax loss benefits. The net deferred tax asset originally not recorded at December 31, 2001 and the effect on net income for the year then ended amounted to ThCh$ 152,855.

       In accordance with Technical Bulletin No. 14 of the Chilean Institute of Accounting, the Company has decided to restate its comparative interim financial statements at June 30, 2002 to correct the aforementioned errors committed in the financial statements for the year ended December 31, 2001. Under Chilean GAAP, when presenting comparative financial statements, errors committed in prior periods should be adjusted retroactively for the period in which they occurred.

       The balance sheet of HQI Transelec as of December 31, 2001 and the related statements of income and of cash flows for the year then ended, presented herein, have been restated to reflect the net adjustment referred above and its effect is summarized as follows:

                                                           FOR THE YEAR ENDED DECEMBER 31, 2001
                                               ---------------------------------------------------------
                                               ORIGINALLY REPORTED       ADJUSTMENT          AS RESTATED
                                               -------------------      ------------        ------------
                                                       ThCh$                ThCh$               ThCh$
Loss before income taxes                                (4,443,881)                -          (4,443,881)
Income taxes                                              (898,184)          152,855            (745,329)
                                               -------------------      ------------        ------------
     NET LOSS                                           (5,342,065)          152,855          (5,189,210)
                                               ===================      ============        ============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

b)   Net recoverable income taxes were as follows:

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                                       2000                          2001
                                                             -----------------------       -----------------------
                                                                  (CONSOLIDATED)
                                                                       ThCh$                         ThCh$
Provisional monthly income tax prepayments                                 2,044,602                     1,494,201
Tax provision                                                             (1,929,888)                      (14,331)
Other                                                                         (9,517)                            -
                                                             -----------------------       -----------------------
     Net recoverable taxes                                                   105,197                     1,479,870
                                                             =======================       =======================

c)   Deferred income taxes

     Effective January 1, 2000, the Company began applying Technical Bulletin No.60 of the Chilean Institute of Accountants concerning deferred income taxes. In conformity with the principle described in Note 3 p), deferred income taxes have been adjusted in 2001 to recognize the effect of the changes in the rate introduced by the tax reform enacted in September 2001.

Deferred income tax balances at December 31, 2000 were as follows:

                                                                DEFERRED ASSETS              DEFERRED LIABILITIES
TEMPORARY DIFFERENCES                                        CURRENT       LONG-TERM       CURRENT        LONG-TERM
---------------------                                       ---------     -----------     ---------      -----------
                                                              ThCh$          ThCh$          ThCh$           ThCh$
Property, plant and equipment                                       -               -             -        3,499,577
Accrued staff severance indemnities                                 -               -             -          124,653
Accrued employee vacations                                     63,308               -             -                -
Other accruals                                                340,988               -             -                -
                                                            ---------     -----------     ---------      -----------
Sub total                                                     404,296               -             -        3,624,230
Contra asset for long-term deferred income taxes payable            -               -             -       (1,675,054)
                                                            ---------     -----------     ---------      -----------
     Total                                                    404,296               -             -        1,949,176
                                                            =========     ===========     =========      ===========

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

Deferred income tax balances at December 31, 2001 were as follows:

                                                                DEFERRED ASSETS              DEFERRED LIABILITIES
TEMPORARY DIFFERENCES                                        CURRENT       LONG-TERM       CURRENT        LONG-TERM
---------------------                                       ---------     -----------     ---------      -----------
                                                              ThCh$          ThCh$          ThCh$           ThCh$
Property, plant and equipment                                       -      16,058,238             -                -
Accrued staff severance indemnities                                 -               -             -          119,819
Accrued employee vacations                                     62,279               -             -                -
Prepaid expenses                                                    -               -             -        1,527,158
Swaps and forward contracts                                    94,877         708,292             -                -
Tax loss benefit                                                    -       2,736,270             -                -
Other accruals                                                 22,753               -             -                -
                                                            ---------     -----------     ---------      -----------
     Sub total                                                179,909      19,502,800             -        1,646,977
Contra asset for long-term deferred income taxes payable            -       1,799,001             -                -
                                                            ---------     -----------     ---------      -----------
     Total                                                    179,909      21,301,801             -        1,646,977
                                                            =========     ===========     =========      ===========

     The unamortized contra account corresponds to the accumulated effect of deferred income taxes that were not recorded until January 1, 2000 when Technical Bulletin No.60 was adopted. This contra asset account is amortized over the weighted average terms of reversal of the corresponding temporary differences, which is estimated at 25 years.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 18  -  CHANGES IN SHAREHOLDERS EQUITY

a) Changes in capital and reserve accounts for the year ended December 31, 1999, and for the periods from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000, and for the year ended December 31, 2001 were as follows (in historical amounts, with restatement of final balances each year for comparative purposes):

                                     NUMBER OF                                             NET
                                      SHARES         COMMON       OTHER      RETAINED     INCOME     INTERIM         TOTAL
   TRANSMISSION BUSINESS              ISSUED         STOCK       RESERVES    EARNINGS     (LOSS)     DIVIDENDS       EQUITY
------------------------------     ------------   -----------   ----------  ----------  -----------  -----------   -----------
                                                     ThCh$        ThCh$        ThCh$       ThCh$       ThCh$          ThCh$
Balances at December 31, 1998
   (historical)                     986,065,128   150,916,709   20,676,456      47,902   20,753,030  (13,391,814)  179,002,283
Allocation of 1998 net income                 -             -            -   7,361,216  (20,753,030)  13,391,814             -
Payment of dividend                           -             -            -  (7,401,320)           -  (12,039,817)  (19,441,137)
Price-level restatements of equity            -     3,923,834      537,588      66,815            -      (42,598)    4,485,639
Net income for the year                       -             -            -           -   15,562,734            -    15,562,734
                                   ------------   -----------   ----------  ----------  -----------  -----------   -----------
Balances at December 31, 1999
   (historical)                     986,065,128   154,840,543   21,214,044      74,613   15,562,734  (12,082,415)  179,609,519
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========

Balances at December 31, 1999
   restated to constant pesos of
   December 31, 2001                          -   167,143,709   22,899,648      80,541   16,799,303  (13,042,448)  193,880,753
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========


Balances at December 31, 1999
   (historical)                     986,065,128   154,840,543   21,214,044      74,613   15,562,734  (12,082,415)  179,609,519
Allocation of 1999 net income                 -             -            -   5,448,616  (15,562,734)  12,082,415     1,968,297
Payment of dividend                           -             -            -  (5,422,792)           -   (7,571,488)  (12,994,280)
Price-level restatements of equity            -     5,459,379      821,873       2,686            -     (434,967)    5,848,971
Net income for the period                     -             -            -           -   15,347,397            -    15,347,397
                                   ------------   -----------   ----------  ----------  -----------  -----------   -----------
Balances at October 22, 2000
   (historical)                     986,065,128   160,299,922   22,035,917     103,123   15,347,397   (8,006,455)  189,779,904
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========

Balances at October 22, 2000
   restated to constant pesos of
   December 31, 2001                          -   167,087,181   22,968,940     107,489   15,997,221   (8,345,456)  197,815,375
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========

      HQI TRANSELEC
----------------------------
Balances at October 23, 2000
   (historical)                         999,900   307,049,463            -           -            -            -   307,049,463
Capital increase                            100        30,952            -           -            -            -        30,952
Price-level restatements of equity            -     3,060,056            -           -            -            -     3,060,056
Net income for the period                     -             -            -           -    3,178,720            -     3,178,720
                                   ------------   -----------   ----------  ----------  -----------  -----------   -----------
Balances at December 31, 2000         1,000,000   310,140,471            -           -    3,178,720            -   313,319,191
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========

Balances at December 31, 2000
   restated to constant pesos of
   December 31, 2001                          -   319,754,826            -           -    3,277,260            -   323,032,086
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========
Balances at December 31, 2000
   (historical)                       1,000,000   310,140,471            -           -    3,178,720            -   313,319,191
Allocation of 2000 net income                 -                              3,178,720   (3,178,720)                         -
Price-level restatements of equity            -     9,614,355            -      98,540            -            -     9,712,895
Net loss for the year                         -             -            -           -   (5,189,210)           -    (5,189,210)
                                   ------------   -----------   ----------  ----------  -----------  -----------   -----------
Balances at December 31, 2001         1,000,000   319,754,826            -   3,277,260   (5,189,210)           -   317,842,876
                                   ============   ===========   ==========  ==========  ===========  ===========   ===========

b)   Paid-in capital

     According to Article No.10 of Chilean Corporate Law No.18,046, the Transmission Business has incorporated into its paid-in capital the proportional amount corresponding to price-level restatements of such capital as of December 31, 1999.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

c)   Capital

TRANSMISSION BUSINESS

     Transelec was formed on January 28, 1993 with capital of ThCh$ 9,000,000 (historical) divided into 90,000,000 registered no-par value shares, of which, 71,870,847 shares were subscribed and paid in, leaving a balance of 18,129,163 shares to be subscribed, which, pursuant, to Article No.24 of Law No.18,046, were cancelled upon the expiration date of their subscription period (January 27, 1996).

     In the Extraordinary Shareholders' Meeting of May 14, 1998, the shareholders approved a capital increase of ThCh$ 136,083,953 (historical) divided into 914,194,291 registered no-par value shares, which were all subscribed and paid in by Transelec's two sole shareholders in proportion to their respective ownership interests. Endesa subscribed 914,102,872 shares which were paid in through the contribution of chattels, real property, intangible assets and other assets valued at their net book value of ThCh$ 136,070,344 (historical). Enigisa subscribed and paid in the remaining 91,419 shared in cash, in the amount of ThCh$13,609 (historical).

     In connection with the contribution of assets by Endesa, shareholders' equity includes other reserves of ThCh$ 22,278,312, which correspond to the technical revaluation of those assets.

HQI TRANSELEC

     On September 15, 2000, HQI Transelec was founded with a capital of ThCh$ 100 (historical). On October 16, 2000, the shareholders agreed to make capital contributions of ThCh$ 340,073,800 (historical). On October 20, 2000, Inversiones HQI Chile, the majority shareholder, contributed US$ 537,354,025 (ThCh$ 307,049,463 historical), while on October 25, 2000, HQ Puno Limited contributed US$ 53,735 (ThCh$ 30,952 historical). Subsequently, on November 23, 2000, the shareholders agreed to lower paid-in capital to the amount previously contributed. As a result, HQI Transelec has paid-in capital of US$ 537,407,760 (ThCh$ 319,754,826) divided into one million shares with no-par value. Chilean peso amounts reflect the exchange rate at the time the capital contribution was made, as adjusted for constant Chilean pesos of December 2001.

d)   Shareholders' structure as of December 31, 2001

                                                                                  NUMBER OF
SHAREHOLDER                                                     %                   SHARES
-----------                                                   -----               ----------
Inversiones HQI Chile Holding Limitada                        99.99                  999,900
HQ Puno Limited                                                0.01                      100
                                                              -----               ----------
     Total                                                      100                1,000,000
                                                              =====               ==========

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 19  -  COMMITMENTS AND CONTINGENCIES

a)   Debt covenants

As a result of the obligations incurred in the bond offerings, the Company is required to meet specific ratios and covenants, including:

- Maintain at all times assets free from any encumbrance and assets with a book value equal to or greater than one point two times the book value of the Company's total obligations and debts that are not pledged as actual guarantees on goods and assets owned. These obligations include debt arising from the aforementioned bond offering.

- Prohibition to sell, assign, transfer, contribute or dispose of the issuer's primary assets in any way.

- Maintain an individual and consolidated leverage ratio whereby the proportion of Total liabilities/Total capitalization (as defined) is not greater than zero point seven times.

- Maintain at all times an individual and consolidated minimum equity equal to UF 15 million.

b)   Pending lawsuits

     The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of the management, the outcome of such current legal proceedings, claims and litigation will not materially affect the Company's financial position, operating results or cash flows.

c)   Guarantees granted to third parties

     At December 31, 2001, the Company had granted a performance guarantee to Conama (Chilean government entity responsible for regulating all matters relating to environmental protection) of ThCh$ 919,588 to cover possible environmental damages arising from construction in progress. Management believes that no significant environmental impact will result from the Company's work in progress.

d)   Commitments for future expenditures

     On October 23, 2000, the Company signed an agreement concerning future capital expenditures with Endesa whereby the Company is committed to making certain capital expenditures and expansions of transmission capacity through 2005 for a total current estimated amount at December 31, 2001 of US$ 188 million.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

e)   Guarantees obtained from third parties

     At December 31, 2000 and 2001 the Company had received performance guarantees from contractors and third parties for the completion of construction, maintenance work and repayment of housing loans, amounting to ThCh$ 459,056 and ThCh$ 1,366,870, respectively.

NOTE 20  -  SIGNIFICANT BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

a)   Notes and accounts receivable

     The receivable balance as at December 31, 2001 arose from a loan granted on April 17, 2001 to Inversiones HQI Chile for US$ 169.4 million. On July 31, 2001, Inversiones HQI Chile paid US$ 62.0 million of the total debt, of which, US$
58.1 million corresponded to capital and US$ 3.9 million to interest. The amount due is payable in United States dollars and accrues 7.875% interest on an annual basis of 360 days. The balance due will be paid from the dividends to be received by Inversiones HQI Chile from HQI Transelec, first for payment of accrued interest and then for capital amortization.

                                                                 SHORT-TERM                      LONG-TERM
                                                        --------------------------    ----------------------------
                                                               AT DECEMBER 31,                AT DECEMBER 31,
                                                        --------------------------    ----------------------------
NAME                                  RELATIONSHIP           2000           2001           2000            2001
----                                  ------------      --------------   ---------    --------------    ----------
                                                        (CONSOLIDATED)                (CONSOLIDATED)
                                                             ThCh$         ThCh$           ThCh$          ThCh$
Inversiones HQI Chile                    Parent                   -      2,389,387               -      72,819,412
                                                          ---------      ---------      ----------      ----------
     TOTAL                                                        -      2,389,387               -      72,819,412
                                                          =========      =========      ==========      ==========


b)   Notes and accounts payable

Notes and accounts payable balances with related parties at each year end were as follows:

SHORT-TERM                                                                AT DECEMBER 31,
----------                                                         --------------------------
     NAME                         RELATIONSHIP                         2000             2001
     ----                         ------------                     --------------     -------
                                                                   (CONSOLIDATED)
                                                                       ThCh$           ThCh$
Inversiones HQI Chile (1)            Parent                         319,737,293             -
HQ (2)                      Ultimate parent company                   2,174,210       270,159
                                                                    -----------       -------
     TOTAL                                                          321,911,503       270,159
                                                                    ===========       =======


(1) The account payable at December 31, 2000 to Inversiones HQI corresponded to a short-term note payable, equivalent to US$ 538,646,000, used to pay for the purchase of the Injected Assets, to extinguish certain liabilities outstanding at October 23, 2000 with Endesa (the parent company at that time), as well as the extinguishment of the Capital Lease (see Note 2).

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

(2) In order to hedge its exposure to fluctuations in the US dollar exchange rate, during 2000 HQI Transelec entered into the following forward contracts with HQ:

                                                        PURCHASE                   SALE
                                                 -----------------------   ----------------------
                    PURCHASE       MATURITY                                                               NET
INSTITUTION           DATE           DATE         CURRENCY      AMOUNT      CURRENCY     AMOUNT       DIFFERENCE
-----------       -----------   --------------    --------   -----------    --------  -----------     -----------
                                                                ThCh$                    ThCh$            ThCh$
Hydro-Quebec      Dec.1, 2000   April 6, 2001       US$       11,828,663      UF       11,999,406       (170,743)
Hydro-Quebec      Dec.1, 2000   April 16, 2001      US$       35,485,989      UF       36,002,788       (516,799)
Hydro-Quebec      Dec.1, 2000   April 18, 2001      US$       11,828,663      UF       12,001,692       (173,029)
Hydro-Quebec      Dec.1, 2000   April 19, 2001      US$       11,828,663      UF       12,001,882       (173,219)
Hydro-Quebec      Dec.1, 2000   April 20, 2001      US$        5,914,332      UF        6,001,037        (86,705)
Hydro-Quebec      Dec.1, 2000   April 25, 2001      US$       11,828,663      UF       12,003,021       (174,358)
Hydro-Quebec      Dec.1, 2000   April 27, 2001      US$        5,914,332      UF        6,001,701        (87,369)
Hydro-Quebec      Dec.1, 2000   April 30, 2001      US$       11,828,663      UF       12,003,588       (174,925)
Hydro-Quebec      Dec.1, 2000   May 4, 2001         US$       11,828,663      UF       12,004,722       (176,059)
Hydro-Quebec      Dec.1, 2000   May 7, 2001         US$       23,657,326      UF       24,009,826       (352,500)
Hydro-Quebec      Dec.1, 2000   May 9, 2001         US$        5,914,332      UF        6,002,836        (88,504)
                                                             -----------              -----------     ----------
                    Total at December 31, 2000               147,858,289              150,032,499     (2,174,210)
                                                             ===========              ===========     ==========

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

c)   Effects on results of significant transactions

     The following transactions with related companies produced significant effects on the results of the Company:

                                                                  TRANSMISSION BUSINESS                  HQI TRANSELEC
                                                             -------------------------------   ---------------------------------
                                                             FOR THE YEAR                                           FOR THE YEAR
                                                                 ENDED              FOR THE PERIODS FROM               ENDED
                                                             -------------    ---------------------------------    -------------
                                                             DEC. 31, 1999    JAN. 1, 2000 TO  OCT. 23, 2000 TO    DEC. 31, 2001
COMPANY                RELATIONSHIP       TRANSACTION                          OCT. 22, 2000   DEC. 31, 2000
-------                ------------       -----------        -------------    ---------------  ----------------    -------------
                                                                                               (CONSOLIDATED)
                                                                 ThCh$             ThCh$            ThCh$              ThCh$
Endesa                 Former parent       Tolls and
                                           transmission
                                           charges              45,245,028         35,763,168                -                 -
                                           Other services        6,945,207          1,132,196                -                 -
                                           Services received   (15,914,219)          (263,569)               -                 -
                                           Interest income       1,056,878          2,138,931                -                 -
                                           Interest expense    (16,891,006)        (7,204,159)               -                 -
                                           Loss on forward
                                           contracts              (961,226)                 -                -                 -
Endesa Inversiones
   Generales S.A.      Former shareholder  Other services            7,007                  -                -                 -
                                           Services received      (205,415)          (130,134)               -                 -

Ingendesa S.A.         Subsidiary of       Other services            8,548              3,242                -                 -
                       former parent
                                           Services received      (445,660)           (17,887)               -                 -
Empresa Electrica
Pangue S.A.            Subsidiary of       Tolls and
                       former parent       transmission
                                           charges               6,952,521          5,915,407                -                 -
                                           Other services           20,712              9,671                -                 -

Autopista del Sol S.A. Subsidiary of       Other services                -                  -                -                 -
                       former parent
Empresa Electrica
Pehuenche S.A.         Subsidiary of       Tolls and
                       former parent       transmission
                                           charges               11,882,998         7,453,846                -                 -
                                           Other services            42,302            29,401                -                 -
Compania Electrica
San Isidro S.A.        Subsidiary of       Tolls and
                       former parent       transmission
                                           charges                  369,152            76,268                -                 -
                                           Other services            16,266             4,459                -                 -
Compania Elecrica
Tarapaca S.A.          Subsidiary of       Other services            78,579             9,944                -                 -
                       former parent
                                           Services received         (1,233)                -                -                 -

Chilectra S.A.         Subsidiary of       Other services            14,747                 -                -                 -
                       former parent
Inversiones HQI Chile
Holding Limitada       Parent              Interest expense               -                 -       (6,268,810)      (22,787,154)
                                           Interest income                -                 -                -        15,536,489

Hydro-Quebec           Ultimate parent     (Loss)/gain on
                       company             forward contracts              -                 -       (2,174,210)        4,952,710

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 21  -  NON-OPERATING INCOME

                                                            TRANSMISSION BUSINESS                    HQI TRANSELEC
                                                       -------------------------------    ----------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                          (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$               ThCh$
Settlement of arbitration relating to transmission
   tariffs (1)                                             2,150,054           2,429,575                 -                 -
Gain on sale of inventory                                    378,824                   -                 -            61,547
Gain on sale of property, plant and equipment                      -             104,966                 -                 -
Prior year income                                                  -                   -                 -           208,149
Other                                                              -              32,717            25,927             2,523
                                                       -------------     ---------------  ----------------     -------------
     Total                                                 2,528,878           2,567,258            25,927           272,219
                                                       =============     ===============  ================     =============


(1) For the period from January 1, 2000 to October 22, 2000, ThCh$ 2,429,575 represented primarily the recognition in income of the final settlement negotiated with Endesa related to amounts due for basic tolls for prior periods. During the year ended December 31, 1999, ThCh$ 2,150,054 represented the recognition in income of the effect of a partial settlement with Endesa Electrica Pehuenche S.A., for amounts due in prior years.

NOTE 22  -  NON-OPERATING EXPENSES

                                                            TRANSMISSION BUSINESS                    HQI TRANSELEC
                                                       -------------------------------    ----------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                           (CONSOLIDATED)
                                                           ThCh$              ThCh$             ThCh$               ThCh$
Impairment of property, plant and equipment                2,903,739                   -                 -                 -
Obsolescence of inventory                                    692,107                   -                 -                 -
Loss on sale of property, plant and equipment                      -             227,962                 -           109,301
Directors compensation                                        78,296              30,377             3,572            18,785
Other                                                         57,521             426,895           127,943           528,387
Prior year expenses                                                -                   -                 -           151,002
Retired employee benefits                                          -                   -                 -               121
Fiscal and judicial fines                                          -                   -                 -             7,295
Research expenses                                                  -                   -                 -            56,517
                                                       -------------     ---------------  ----------------     -------------
     Total                                                 3,731,663             685,234           131,515           871,408
                                                       =============     ===============  ================     =============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 23  -  DEBT ISSUANCE EXPENSES

Expenses incurred for debt obligations issued in the local and foreign markets include: stamp tax, placement fees, legal services, financial services, risk classification reports, and printing costs.

                                                 LOCAL                         FOREIGN              TOTAL
                                               ---------                      ---------            ---------
                                                 ThCh$                          ThCh$               ThCh$
Composition
-----------
Bond issuance expenses                         2,630,432                      7,229,914            9,860,346
Amortization                                    (274,571)                      (602,493)            (877,064)
                                               ---------                      ---------            ---------
                                               2,355,861                      6,627,421            8,983,282
                                               =========                      =========            =========
Balance sheet presentation
--------------------------
Other current assets                             329,485                        722,991            1,052,476
Other long-term assets                         2,026,376                      5,904,430            7,930,806
                                               ---------                      ---------            ---------
                                               2,355,861                      6,627,421            8,983,282
                                               =========                      =========            =========

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 24  -  DERIVATIVE CONTRACTS

     At December 31, 2001, the Company maintained forward contracts and swaps to hedge the risk of exchange rate fluctuations of short-term trade accounts receivable and long-term bond payables, as follows:

                                     CONTRACT DESCRIPTION                                        ACCOUNTS EFFECTED
                               --------------------------------                 ---------------------------------------------------
                                                 ITEM HEDGED
TYPE OF     NOMINAL                          ------------------     VALUE OF    ASSET/LIABILITY       FAIR        EFFECT IN INCOME
DERIVATIVE  VALUE  MATURITY    TYPE OF HEDGE   NAME     AMOUNT      HEDGED ITEM       NAME           VALUE(1)  REALIZED  UNREALIZED
---------- ------- ----------- ------------- --------  --------    -----------  ----------------    ---------  --------  ----------
             US$                                         ThCh$        ThCh$                           ThCh$      ThCh$       ThCh$
Swap  100,000,000  2nd Quarter Exchange rate US$ Bonds 67,900,000  65,479,000  Accrued liabilities  6,125,743  (73,752) (6,051,991)
                      2006         (US$)
Swap   50,000,000  4th Quarter Exchange rate US$ Bonds 35,830,500  32,739,500  Accrued liabilities  4,568,697           (4,568,697)
                      2006         (US$)
Swap   20,000,000  4th Quarter Exchange rate US$ Bonds 14,110,000  13,095,800  Accrued liabilities  1,571,966           (1,571,966)
                      2006         (US$)
Fwd    30,000,000  2nd Quarter Exchange rate US$ Bonds 20,535,000  19,980,000  Other current          555,000             (555,000)
                      2002         (US$)                                         liabilities
Fwd     4,000,000  1st Quarter Exchange rate Trade      2,650,720   2,619,160  Other current           31,560              (31,560)
                      2002         (US$)     receivables                         liabilities
Fwd     2,000,000  1st Quarter Exchange rate Trade      1,316,000   1,309,580  Other current            6,420               (6,240)
                      2002         (US$)     receivables                         liabilities
                                                                                                   ----------
                                                                                                   12,859,386
                                                                                                   ==========

(1)  Balance sheet presentation

                                                                       2001
                                                                    ----------
                                                                       ThCh$
Other current liabilities (Note 16)                                    592,980
Accrued liabilities - long term (Note 14)                           12,266,406
                                                                    ----------
                                                                    12,859,386
                                                                    ==========

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

NOTE 25  -  DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED
            ACCOUNTING PRINCIPLES

     Chilean GAAP vary in certain significant respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

1)   DIFFERENCES IN MEASUREMENT METHODS

     The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a)   INFLATION ACCOUNTING

     The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2001 was approximately 10.4%.

     Chilean accounting principles require that the financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and the results of operations of reporting entities. The method, described in Note 3 c), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all nonmonetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

     The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP included under paragraph 1 m) below.

b)   TRANSMISSION BUSINESS - REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     As described in Note 18 c), Endesa transferred the technical revaluation of certain property, plant and equipment to the Transmission Business as a capital contribution. Revaluation of property, plant and equipment is an accounting principle which is not generally accepted in the United States. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for each year is shown under paragraph 1 m) below. This adjustment for the Transmission Business is not applicable to HQI Transelec as it is considered in the acquisition adjustments described in paragraph 1 f) below.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

c)   TRANSMISSION BUSINESS - CAPITALIZATION OF INTEREST

     Under Chilean GAAP, the capitalization of interest cost is optional. The Transmission Business did not capitalize the interest costs incurred in connection with the development of transmission lines and substations. Under US GAAP, the direct and indirect financial costs of developing long-lived assets are capitalized until the assets are deemed to have reached an operating stage so that the interest costs form part of the historical costs of these assets. Therefore, an adjustment has been included in the reconciliation to US GAAP under paragraph 1 m) below. This adjustment for the Transmission Business is not applicable to HQI Transelec as it is considered in the acquisition adjustments described in paragraph 1 f) below.

     For purposes of US GAAP, additional interest of ThCh$ 574,560, ThCh$ 27,448 and ThCh$ 145,222 was capitalized during the year ended December 31, 1999, for the period from January 1, 2000 to October 22, 2000, and for the year ended December 31, 2001, respectively. Depreciation of capitalized interest amounted to ThCh$ 42,332, ThCh$ 106,695, and ThCh$ -, respectively, during the same periods. During the period from October 23, 2000 to December 31, 2000 there were no projects that met the requirements for capitalization of interest under US GAAP.

d)   TRANSMISSION BUSINESS - INTANGIBLE ASSETS

     Under Chilean GAAP, the Transmission Business recorded intangible assets relating to the contribution of assets from Endesa for shares on May 14, 1998 as disclosed in Note 18 c). Such intangible assets had not been amortized, as the amortization of intangible assets was optional under Chilean GAAP prior to 1998. Under US GAAP, intangible assets are amortized from the date of acquisition over a period not to exceed 40 years based on the expected period of future benefit. For US GAAP purposes, such intangible assets were fully amortized and valued at zero. The difference in accounting for the intangible assets between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1 m) below. This adjustment for the Transmission Business is not applicable to HQI Transelec as it is considered in the acquisition adjustments described in paragraph 1 f) below.

e)   STAFF SEVERANCE INDEMNITY

     As described in Note 3 n) for Chilean GAAP purposes, the Company recorded an obligation for severance indemnities when rights to such benefits were formally granted to employee groups. Those obligations were based on the present value of the liability determined at the end of each year based on current salary and the average estimated service life of each employee. The Company used a real discount rate of 6.5% (6.5% for 2000 and 9.5% for 1999), a projected average employee service period of 35 years for vested employees and 75% of the benefit for non-vested employees. The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also excluded from the calculation of the obligation because all such future increases are expected to approximate the increase in inflation over a long-term period. For US GAAP purposes, the severance indemnities described above should be determined based on the vested benefits to which the employees are entitled if they leave immediately (settlement basis). The difference in accounting for staff severance indemnities between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1 m) below.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

f)   ACQUISITION OF THE TRANSMISSION BUSINESS

     Under Chilean GAAP, the excess of the cost over the net book value of an acquired company is recorded as goodwill, which is then amortized over a maximum period of 20 years. Moreover, under Chilean GAAP the legal form of transactions among group companies is recorded in the amounts of each company in accordance with contractual terms.

     Under US GAAP, the cost of an acquisition should be assigned to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. An excess of the cost over fair value of net assets acquired should be recorded as goodwill, and amortized over a period not exceeding 40 years based on the expected period of future benefit. Moreover when a purchase transaction results in a company becoming substantially wholly-owned, establishing a new basis of accounting, US GAAP requires that the accounting basis of the assets and liabilities acquired be the same regardless of whether the company continues to exist or is merged into other operations. Accordingly, the purchase cost assigned to the assets acquired and liabilities assumed must be "pushed down" into the separate financial statements of the acquired company.

     The accounting for the acquisition of the Transmission Business in accordance with Chilean GAAP is described in Note 2. The acquisition accounting under US GAAP was as follows:

                                                                      ThCh$
                                                                   -----------
Purchase cost of Transmission Business under Chilean GAAP          640,013,140
Push-down of additional transaction costs from HQ                    1,228,898
Opening equity balance difference (Note 2)                           1,998,404
                                                                   -----------
Purchase cost of Transmission Business under US GAAP               643,240,442
                                                                   ===========

     The adjustment to reflect the push-down of additional costs incurred by HQ for US GAAP purposes is shown in paragraph 1 m) below.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

     The goodwill calculated under US GAAP and the adjustment required to the goodwill recorded pursuant to Chilean GAAP was as follows:

                                                                      ThCh$
                                                                  ------------
Purchase cost of Transmission Business under US GAAP               643,240,442
Fair value of assets acquired and liabilities assumed             (599,395,816)
Transfer to deferred income taxes (Note 11)                        (20,861,770)
                                                                  ------------
Goodwill under US GAAP                                              22,982,856
Goodwill under Chilean GAAP (Note 11)                              105,575,874
                                                                  ------------
Difference                                                          82,593,018
                                                                  ============

     The goodwill for US GAAP is amortized over 35 years as compared to 20 years for Chilean GAAP. The differences between goodwill and the related amortization under Chilean and US GAAP is shown in paragraph 1 m) below.

     The remaining difference between Chilean GAAP and US GAAP relates to the valuation of assets acquired and liabilities assumed. The primary difference between net book value of the assets recorded under Chilean GAAP and their fair values assigned under US GAAP relates to property, plant and equipment. The differences between using net book value and/or acquisition cost for Chilean GAAP purposes and fair value for US GAAP purposes on depreciation expense and accumulated depreciation are shown in paragraph 1 m) below.

     Consistent with the change in useful lives of some assets included in property, plant and equipment under Chilean GAAP described in Note 4), the Company has also modified the useful lives of the aforementioned assets under US GAAP. The effect of the change resulted in a decrease in the charge to income under US GAAP for depreciation during 2001 of approximately ThCh$ 9,510,000.

g)   DEFERRED INCOME TAXES

     Under Chilean GAAP, as discussed in Note 4, effective January 1, 2000 the Transmission Business began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using the asset and liability approach. For US GAAP purposes, in years prior to January 1, 2000, the Company applied SFAS No. 109, "Accounting for Income Taxes" whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts will be realized. Deferred tax assets must be reduced by a valuation allowance when it is more likely than not such assets will not be realized. After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income tax assets and liabilities previously included in the US GAAP reconciliation in prior years.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

     Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

     The effects of differences in deferred income taxes between Chilean GAAP and US GAAP are included in paragraph 1 m) below and certain additional disclosures required under SFAS No. 109 are set forth under paragraph 2 a) below.

h)   MINIMUM DIVIDEND

     As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, HQI Transelec must distribute a cash dividend in an amount equal to at least 30% of its income as determined in accordance with Chilean GAAP, unless and except to the extent that HQI Transelec has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year's income is required by Chilean law, an accrued liability of ThCh$ 983,178 for the period from October 23, 2000 to December 31, 2000 was included in the US GAAP reconciliation in paragraph 1 m) below. As the Company had losses for the year ended December 31, 2001, no dividend accrual for the aforementioned year is required.

i)   COMPREHENSIVE INCOME

     SFAS No. 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report all changes in shareholder's equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. Comprehensive income is equivalent to net income as determined under US GAAP as the Company has no components of other comprehensive income in all periods presented.

j)   DERIVATIVES

     In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In June 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133" which delayed the effective date of SFAS No. 133 to January 1, 2001 for calendar year companies such as the Company. In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133," which amended certain provisions of SFAS No. 133. These standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The Company's use of derivative instruments and hedging activities is designed to reduce exposure to the risk associated with fluctuations in exchange rates with respect to exchange positions in US dollar denominated assets and liabilities. Therefore, the accounting required by SFAS No.133 is not significantly different from the accounting the Company presently uses for these derivatives when they are in a net loss position (described in Note 3 q).

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

k)   ADVANCES TO AND RECEIVABLES FROM SHAREHOLDERS

     As described in Note 20 a), at December 31, 2001 the Company recorded a receivable balance from Inversiones HQI Chile (the parent company) that will be paid by dividends received from the Company. Under Chilean GAAP, advances to and receivables from shareholders are treated as assets and are recorded in accordance with contractual terms. Under US GAAP, advances to and receivables from shareholders generally should be reflected as a reduction of equity. The difference in accounting for advances to and receivables from shareholders between Chilean GAAP and US GAAP is included in the reconciliation to US GAAP under paragraph 1 m) below.

l)   DEBT DISCOUNT AND ISSUE COST

     Under Chilean GAAP, deferred debt discount and debt issue cost is reported as an asset and amortized to interest expense by straight-line methods. As described in Note 15, during 2001 the Company issued bonds in UF and US dollars and recorded the respective debt discount (Note 9) and debt issue cost (Note 23) in Other assets net of amortization. Under US GAAP, debt discount and debt issue cost are deducted directly from the liability and amortized using the effective interest or discount rate implicit in the borrowing transaction. Management believes that the effects of the difference in amortization methods is not material to the Company's results of operations.

m)   EFFECTS OF CONFORMING TO US GAAP

     The adjustments to reported net income required to conform to US GAAP were as follows:

                                                            TRANSMISSION BUSINESS                    HQI TRANSELEC
                                                       -------------------------------    -------------------------------------
                                                       FOR THE YEAR                                               FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                   ENDED
                                                       -------------     ---------------------------------        -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO        DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------        -------------
                                                                                           (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$                  ThCh$
Net income as shown in the Chilean GAAP
   financial statements                                   16,799,303          15,997,221         3,277,260           (5,189,210)
Reversal of additional depreciation on revaluation
   increment of property, plant and equipment (b)            983,048             808,170                 -                    -
Capitalization of interest (c)                               532,228             (79,247)                -              145,222
Intangible assets (d)                                        282,736             236,344                 -                    -
Staff severance indemnities (e)                            1,391,427            (654,712)           29,850              149,281
Amortization of goodwill (f)                                       -                   -         1,010,558            4,782,594
Additional depreciation expense (f)                                -                   -        (2,193,945)          (1,318,170)
Adjustments for deferred income taxes (g)                   (933,073)           (740,663)          320,774               86,881
Deferred income tax effect of US GAAP
   adjustments (g)                                           (86,183)            657,199          (134,853)            (256,328)
                                                        ------------         -----------        ----------           ----------
Net income under US GAAP                                  18,969,486          16,224,312         2,309,644           (1,599,730)
                                                        ============         ===========        ==========           ==========

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

The adjustments required to conform shareholders' equity amounts to US GAAP were as follows:

                                                               TRANSMISSION
                                                                 BUSINESS             HQI TRANSELEC
                                                               ------------  -------------------------------
                                                                             AT DECEMBER 31,
                                                               ---------------------------------------------
                                                                   1999            2000             2001
                                                               -------------   -------------   -------------
                                                                               (CONSOLIDATED)
                                                                   ThCh$           ThCh$            ThCh$
Shareholder's equity as shown in the Chilean GAAP
   financial statements                                          193,880,753     323,032,086     317,842,876
Reversal of revaluation of property,
   plant and equipment (b)                                       (21,273,394)              -               -
Capitalization of interest (c)                                     1,712,000               -         145,222
Intangible assets (d)                                            (11,097,320)              -               -
Staff severance indemnities (e)                                     (229,236)         29,850         179,131
Push-down of acquisition expenses (f)                                      -       1,228,898       1,228,898
Goodwill (f)                                                               -       1,010,558       5,793,152
Accumulated depreciation (f)                                               -      (2,193,945)     (3,512,115)
Deferred income taxes (g)                                         (1,548,703)        320,774         407,655
Deferred income tax effect of US GAAP
   adjustments (g)                                                  (222,416)       (134,853)       (391,181)
Minimum dividend (h)                                                       -        (983,178)       (983,178)
Loan to Inversiones HQI Chile Holding Ltda. (k)                                            -     (75,208,799)
                                                               -------------   -------------   -------------
Shareholders' equity in accordance with US GAAP                  161,221,684     322,310,190     245,501,661
                                                               =============   =============   =============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

The changes in net equity accounts under US GAAP were as follows:

                                                                                         ThCh$
                                                                                      -----------
TRANSMISSION BUSINESS

Balance at January 1, 1999                                                            163,211,928
     Distribution of dividends                                                        (20,959,730)
     Net income for the year                                                           18,969,486
                                                                                      -----------
Balance at December 31, 1999                                                          161,221,684
     Distribution of dividends                                                        (13,845,554)
     Net income for the period                                                         16,224,312
                                                                                      -----------
Balance at October 22, 2000                                                           163,600,442
                                                                                      ===========
HQI TRANSELEC
Balance at October 23, 2000                                                           319,722,914
     Capital contribution                                                                  31,912
     Additional paid-in capital for push-down of acquisition expenses                   1,228,898
     Minimum dividend                                                                    (983,178)
     Net income for the period                                                          2,309,644
                                                                                      -----------
Balance at December 31, 2000                                                          322,310,190
     Loan to Inversiones HQI Chile Holding Ltda.                                      (75,208,799)
     Net income for the period                                                         (1,599,730)
                                                                                      -----------
Balance at December 31, 2001                                                          245,501,661
                                                                                      ===========

n)   BALANCE SHEET AND INCOME STATEMENT CLASSIFICATION UNDER US GAAP

     As described in Note 25 l), under Chilean GAAP, the Company has classified deferred debt discount and debt issue cost as an asset. Under US GAAP, the debt discount and issue cost is deducted directly from the liability. Consequently, under US GAAP, ThCh$ 1,644,825 and ThCh$ 11,899,053 should be reclassified from Other current assets and Other long-term assets, respectively, and deducted from Long-term bonds payable at December 31, 2001.

     As disclosed in Notes 21 and 22, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e. settlement of arbitration relating to transmission tariffs, certain gains and losses on sales of property, plant and equipment, allowances for impairment of property, plant and equipment, obsolescence of inventory, etc.) that under US GAAP are included in operating income. Consequently, under US GAAP, ThCh$ (1,202,785), ThCh$ 2,035,948, ThCh$ (105,588) and ThCh$ (594,767) should be reclassified from non-operating income (expenses) for the year ended December 31, 1999, for the periods from January 1, 2000 to October 22, 2000 and from October 23, 2000 to December 31, 2000, and for the year ended December 31, 2001, respectively.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

2)   ADDITIONAL DISCLOSURE REQUIREMENTS

a)   INCOME TAXES

The provisions for income taxes charged to the results of operations were as follows:

                                                            TRANSMISSION BUSINESS                    HQI TRANSELEC
                                                       -------------------------------    -------------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                           (CONSOLIDATED)
                                                           ThCh$              ThCh$            ThCh$               ThCh$
Deferred income tax expense
   (benefit) under Chilean GAAP                                    -           1,789,646          (244,767)         (517,351)
Reclassification under US GAAP                                     -             153,923                 -                 -
Additional deferred income tax
   expense (benefit) under US GAAP                         1,019,256              83,464          (185,921)          169,447
Current income tax provision                               2,501,663             985,574           944,314            14,331
Other charges (Note 17 a)                                          -                   -                 -         1,248,349
                                                       -------------     ---------------  ----------------     -------------
                                                           3,520,919           3,012,607           513,626           914,776
                                                       =============     ===============  ================     =============

Deferred income tax assets (liabilities) were as follows:

                                                                                    HQI TRANSELEC
                                                                                 AT DECEMBER 31, 2000
                                                                                    (CONSOLIDATED)
                                                             ---------------------------------------------------------
                                                                SFAS 109           SFAS 109              TOTAL
                                                               APPLIED TO         APPLIED TO            DEFERRED
                                                              CHILEAN GAAP         US GAAP             TAXES UNDER
                                                                BALANCES         ADJUSTMENTS            SFAS 109
                                                             --------------    ----------------    -------------------
                                                                  ThCh$              ThCh$                ThCh$
Deferred income tax assets:
     Accrued employee vacations                                      63,308                   -                 63,308
     Other accruals                                                 340,988                   -                340,988
                                                             --------------    ----------------    -------------------
     Total deferred income tax assets                               404,296                   -                404,296
                                                             ==============    ================    ===================
Deferred income tax liabilities:
     Accrued staff severance indemnities                           (124,653)            124,652                      -
     Property, plant and equipment                               (1,824,523)        (18,965,973)           (20,790,496)
                                                             --------------    ----------------    -------------------
     Total deferred income tax liabilities                       (1,949,176)        (18,841,321)           (20,790,496)
                                                             --------------    ----------------    -------------------
Net deferred income tax liabilities                              (1,544,880)        (18,841,321)           (20,386,200)
                                                             ==============    ================    ===================

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

                                                                                    HQI TRANSELEC
                                                                                 AT DECEMBER 31, 2001
                                                                                    (CONSOLIDATED)
                                                             ---------------------------------------------------------
                                                                SFAS 109           SFAS 109              TOTAL
                                                               APPLIED TO         APPLIED TO            DEFERRED
                                                              CHILEAN GAAP         US GAAP             TAXES UNDER
                                                                BALANCES         ADJUSTMENTS            SFAS 109
                                                             --------------    ----------------    -------------------
                                                                  ThCh$              ThCh$                ThCh$
Deferred income tax assets:
     Accrued employee vacations                                      62,279                   -                 62,279
     Other events                                                    22,753                   -                 22,753
     Swap and forward contracts                                     803,169                   -                803,169
     Tax loss carry-forward                                       2,736,270                   -              2,736,270
     Property, plant and equipment                               17,857,239         (19,131,068)            (1,273,829)
                                                             --------------    ----------------    -------------------
     Total deferred income tax assets                            21,481,710         (19,131,068)             2,350,642
                                                             ==============    ================    ===================
Deferred income tax liabilities:
     Prepaid expenses                                             1,527,158                   -              1,527,158
     Accrued staff severance indemnities                            119,819            (119,819)                     -
                                                             --------------    ----------------    -------------------
     Total deferred income tax liabilities                        1,646,977            (119,819)             1,527,158
                                                             --------------    ----------------    -------------------
Net deferred income tax assets                                   19,834,733         (19,011,249)               823,484
                                                             ==============    ================    ===================

     The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (15%) to US GAAP pretax income as a result of the following differences:

                                                            TRANSMISSION BUSINESS                    HQI TRANSELEC
                                                       -------------------------------    -----------------------------------
                                                       FOR THE YEAR                                             FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                 ENDED
                                                       -------------     ---------------------------------      -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO      DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------      -------------
                                                           ThCh$              ThCh$            ThCh$                ThCh$
US GAAP pretax income                                     22,490,404          19,236,919         2,823,270           (684,954)
At statutory rates                                         3,373,561           2,885,538           423,490           (102,743)
Increase (decrease) in rates resulting from:
   Price-level restatement not accepted
     for tax purposes                                         47,890             107,015            56,465              4,452
   Non-deductible expenses                                   293,816              20,050            13,439              7,346
   Adjustments of prior year taxes                                 -             153,923                 -                  -
   Amortization of goodwill                                        -                   -            29,890             98,111
   Other charges (Note 17 a)                                       -                   -                 -          1,248,349
   Non-taxable income                                       (194,348)           (153,919)           (9,658)          (243,860)
   Increase in Chilean tax
     rates (effect on deferred taxes)                              -                   -                 -            (96,879)
                                                       -------------     ---------------  ----------------      -------------
   At effective tax rates                                  3,520,919           3,012,607           513,626            914,776
                                                       =============     ===============  ================      =============

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

b)   DISCLOSURES ABOUT FAIR VALUE

The carrying value of the Company's financial instruments, including cash, time deposits, marketable securities, short-term bank loans and short-term intercompany debt, approximate fair value due to their short-term maturities.

The fair value of swap and forward contracts is equivalent to the Company's carrying value, which is fair value.

The fair value of the Company's bonds payable, estimated using quoted market prices at year end, are as follows:

                                                                DECEMBER 31, 2001
                                                  CARRYING                            FAIR
                                                 AMOUNTS (1)                          VALUE
                                                -------------                    --------------
Bonds payable - UF                                147,223,986                       146,209,770
Bonds payable - US$                               301,644,401                       314,427,670
                                                -------------                    --------------
                                                  448,868,387                       460,637,440
                                                =============                    ==============

(1) Current and Long-term Bonds payable net of deferred discount and issue costs.

c)   CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

     The Company maintains cash and cash equivalents with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

     With respect to accounts receivable, 100% of the Company's net sales in 1999, 2000 and in 2001 were to customers located in Chile. The majority of the Company's net sales, ThCh$ 67,211,674, ThCh$ 55,250,248, ThCh$ 15,318,015 and
ThCh$ 75,025,791 for the year ended December 31, 1999, for the periods from January 1, 2000 to October 22, 2000 and October 23, 2000 to December 31, 2000, and for the year ended December 31, 2001, respectively, were generated through tolls and transmission charges to Endesa and its subsidiaries, the largest electricity generator selling into the SIC. The remaining sales were attributable to Colbun and Gener.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

d)   PRO FORMA CONDENSED INCOME STATEMENT

     APB No. 16 "Business Combination", requires the disclosure of certain pro forma information concerning the results of operations of the Company as if its acquisition of the Transmission Business occurred on January 1, 1999.

     The following unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future:

                                                                             1999                  2000
                                                                         ------------          ------------
                                                                                     (UNAUDITED)
Net sales                                                                  84,511,069            86,095,491
Chilean GAAP net income (loss)                                            (11,970,690)            6,356,824
US GAAP net loss                                                          (16,017,539)           (1,890,131)


e)   ACCOUNTING FOR REGULATED ENTERPRISES

     The electricity sector in Chile is regulated pursuant to the Chilean Electric Law. Although certain of the Company's net sales are subject to regulations designed to ensure and adequate supply of energy at reasonably determined prices considering a variety of factors, the pricing model is not solely based upon costs incurred. Accordingly, SFAS 71 related to a business whose rated are regulated is not applicable to the Company's financial statements.

f)   SEGMENT INFORMATION

     The Company operates in a single operating segment within the electricity transmission industry in Chile. Management uses one measurement of profitability for purposes of making operating decisions and assessing financial performance and does not disaggregate its business for internal reporting.

     The Company's headquarters and operations are located in Chile. All sales are made to customers in Chile.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

Net sales consisted of tolls and transmission charges and other services as follows:

                                                            TRANSMISSION BUSINESS                    HQI TRANSELEC
                                                       -------------------------------    -------------------------------------
                                                       FOR THE YEAR                                            FOR THE YEAR
                                                           ENDED               FOR THE PERIODS FROM                ENDED
                                                       -------------     ---------------------------------     -------------
                                                       DEC. 31, 1999     JAN. 1, 2000 TO  OCT. 23, 2000 TO     DEC. 31, 2001
                                                                         OCT. 22, 2000    DEC. 31, 2000
                                                       -------------     ---------------  ----------------     -------------
                                                                                           (CONSOLIDATED)
                                                           ThCh$              ThCh$             ThCh$               ThCh$
Tolls and transmission charges                            75,941,295          66,331,710        16,865,789        88,249,018
Other services (1)                                         8,569,774           2,255,179           642,813         1,709,962
                                                       -------------     ---------------  ----------------     -------------
     Total                                                84,511,069          68,586,889        17,508,602        89,958,980
                                                       =============     ===============  ================     =============

(1) Other services primarily consist of consulting and transmission asset operating and maintenance fees.

g)   OTHER DISCLOSURES

     The Company has accounted for the liability for severance indemnities as disclosed in Note 3 n). Except for severance indemnities, the Company does not provide any postemployment or postretirement benefits to its employees and, accordingly, there is no need to record any additional obligations in accordance with either SFAS 106 ("Employer's Accounting for Retirement Benefits other than Pensions") or SFAS 112 ("Employer's Accounting for Postretirement Benefits").

h)   ACCOUNTING DEVELOPMENTS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS, No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; the use of the pooling-of-interests method of accounting is prohibited after this date. SFAS No. 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). The Company did not complete any acquisitions between July 1, 2001 and December 31, 2001. Accordingly adoption of SFAS No. 14 had no impact on the US GAAP results at December 31, 2001.

     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No.142 eliminates the amortization of goodwill and instead requires a periodic review of any goodwill balance for possible impairment. SFAS No. 142 also requires that goodwill be allocated at the reporting unit level. SFAS No. 142 is effective for years beginning after December 15, 2001. The Company has not yet completed the transitional impairment test required by SFAS No. 142 as of January 1, 2002. The Company is evaluating the effect of this statement on its financial position and results of operations.

                            HQI TRANSELEC CHILE S.A.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

     RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF
                  CONSTANT CHILEAN PESOS OF DECEMBER 31, 2001

     In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the effect of this statement on its financial position and results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets". SFAS No. 144 supersedes FASB statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in APB No. 30). The FASB issued SFAS No. 144 to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. SFAS No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and should be applied prospectively. The Company is evaluating the effect of this statement on its financial position and results of operations.